


13003145





Connections Creating Value

2013 Annual Report






mode

RPM

RPM International Inc.

A World Leader in Specialty Coatings and Sealants

Selected Financial Data
(In thousands, except per share and percent data)

Refer to page 2 for Consolidated Results Graphs

All financial data based on fiscal years ended May 31		2013[1]	2012	2011	2010[2,3]	2009[4]	2008[5]	2007[5]	2006[5]	2005[5]	2004	2003[5]
RESULTS FROM OPERATIONS	Net sales	$ 4,078,655	$ 3,777,416	$ 3,381,841	$ 3,412,716	$ 3,368,167	$ 3,643,791	$ 3,338,764	$ 3,008,338	$ 2,555,735	$ 2,307,553	$ 2,053,482
	Income (loss) before income taxes	176,891	328,289	295,053	268,454	180,868	34,007	307,535	(122,475)	163,728	217,616	47,853
	Net income (loss) attributable to RPM International Inc. stockholders	98,603	215,936	189,058	180,037	119,616	44,428	208,289	(76,205)	105,032	141,886	35,327
PERFORMANCE MEASURES	Return on sales %	2.4	5.7	5.6	5.3	3.6	1.2	6.2	(2.5)	4.1	6.1	1.7
	Return on total RPM International Inc. stockholders' equity %	8.3	17.7	16.1	16.2	10.5	4.0	20.7	(7.8)	10.5	15.4	4.1
PER SHARE DATA	Basic earnings (loss) per common share attributable to RPM International Inc. stockholders	$ 0.75	$ 1.65	$ 1.46	$ 1.40	$ 0.93	$ 0.36	$ 1.71	$ (0.68)	$ 0.87	$ 1.23	$ 0.31
	Diluted earnings (loss) per common share attributable to RPM International Inc. stockholders	0.74	1.65	1.45	1.39	0.93	0.36	1.64	(0.68)	0.86	1.16	0.30
	Cash dividends declared per share	0.890	0.855	0.835	0.815	0.7900	0.7450	0.6850	0.6300	0.5900	0.5500	0.5150
	Total RPM International Inc. stockholders' equity per share	9.31	9.24	9.91	8.50	9.05	9.46	9.20	7.93	8.88	8.38	7.56
BALANCE SHEET HIGHLIGHTS	Total RPM International Inc. stockholders' equity	$ 1,200,858	$ 1,183,656	$ 1,263,164	$ 1,079,473	$ 1,143,671	$ 1,136,556	$ 1,086,870	$ 925,941	$ 1,037,739	$ 970,402	$ 871,752
	Retained earnings	667,774	686,818	583,035	502,562	427,955	412,314	475,676	349,493	500,125	464,026	385,791
	Working capital	958,242	1,012,179	1,132,681	818,667	703,754	937,614	705,509	655,718	693,656	516,542	499,863
	Total assets	4,115,526	3,561,813	3,515,029	3,004,024	3,409,921	3,763,567	3,333,149	2,996,064	2,647,475	2,345,202	2,238,224
	Long-term debt	1,369,176	1,112,952	1,106,304	924,308	762,295	1,066,687	886,416	870,415	837,948	718,929	724,846
OTHER DATA	Cash from operating activities	$ 368,454	$ 294,872	$ 238,166	$ 203,936	$ 266,995	$ 234,714	$ 202,305	$ 185,489	$ 157,352	$ 154,035	$ 156,276
	Depreciation and amortization	83,744	73,698	72,753	84,253	85,144	85,366	81,607	74,299	65,992	63,277	58,674
	Average shares outstanding	128,956	128,130	127,403	127,047	126,373	120,151	118,179	116,837	116,899	115,777	115,294

[1] Reflects (i) revised cost estimates and exit costs on unprofitable contracts related to the industrial segment totaling $11.0 million ($8.4 million after-tax), (ii) the write-off of the company's various investments in Kemrock Industries and Exports Ltd. totaling $78.6 million ($75.0 million after-tax), (iii) the loss on the proposed settlement between the Building Solutions Group and the GSA for $65.1 million ($46.1 million after-tax), (iv) the strategic repositioning of certain operations in Brazil for $6.1 million ($1.6 million benefit after-tax), and (v) restructuring expense for $23.9 million ($14.8 million after-tax). • [2] Reflects the loss recorded upon deconsolidation of Specialty Products Holding Corp. (SPHC) on May 31, 2010 (See Note A[2] and Note O to the Consolidated Financial Statements). • [3] Excluding the impact of the loss recognized upon deconsolidation of SPHC and assuming that the deconsolidation of SPHC had occurred prior to fiscal 2010, pro-forma results for fiscal 2010 would have resulted in consolidated net sales of $3.12 billion, income before income taxes of $260.2 million, net income attributable to RPM International Inc. stockholders of $162.9 million and diluted earnings per share of $1.26. • [4] Reflects the impact of goodwill and other intangible asset impairment charge of $15.5 million ($15.3 million after-tax) in 2009. • [5] Reflects the impact of asbestos-related insurance settlement of $15.0 million ($9.7 million after-tax) in 2007, and asbestos charges of $288.1 million ($185.1 million after-tax) in 2008, $380.0 million ($244.3 million after-tax) in 2006, $78.0 million ($49.5 million after-tax) in fiscal 2005 and $140.0 million ($87.5 million after-tax) in fiscal 2003 (See Note O to the Consolidated Financial Statements). • Acquisitions made by the company during the periods presented may impact comparability from year to year (See Note A[4] to the Consolidated Financial Statements). • Certain reclassifications have been made to prior-year amounts to conform to the current-year presentation. • See Notes to Consolidated Financial Statements.

Segment Charts

Industrial Segment



Net Sales
$ in billions

2.47
2.37
2.03
2.33
2.26
2.54
2.64
2.75
2.50
2.25
2.00
1.75
1.50
08 09 10 11 12 13

Earnings Before Interest & Taxes[1, 2]
$ in millions



270
181
204
227
236
282
175
300
250
200
150
100
50
08 09 10 11 12 13

Identifiable Assets
$ in billions



2.07
1.78
1.67
1.99
2.20
2.46
2.50
2.25
2.00
1.75
1.50
1.25
08 09 10 11 12 13

Consumer Segment

Net Sales
$ in billions



1.17
1.00
1.08
1.12
1.24
1.44
1.50
1.25
1.00
0.75
08 09 10 11 12 13

Earnings Before Interest & Taxes[1]
$ in millions



152
102
147
146
160
191
200
175
150
125
100
75
08 09 10 11 12 13

Identifiable Assets
$ in billions



1.34
1.19
1.14
1.20
1.18
1.58
1.75
1.50
1.25
1.00
0.75
0.50
08 09 10 11 12 13

■ 2010 Pro-forma (assumes the deconsolidation of SPHC occurred prior to fiscal 2010)

[1] Earnings Before Interest & Taxes for business segments is reconciled to Income (Loss) Before Income Taxes on page 26 for each of the three years ended May 31, 2013.
[2] Includes goodwill and other intangible asset impairment charge of $15.5 million in 2009. Excluding this charge, industrial segment EBIT would have been $196.5 million.

Contents


carboline
ZINSSER
1-2-3
PRIMER
illbruck
TREMCO
PASTE ACTIVATOR
MONO
DAP
WATCO
TEAK OIL
SIERRA
PERFORMANCE
FD plast
Varathane
POLYURETHANE
SHIMMERSTONE
RUST-OLEUM
EUCOLASTIC
SEALANT
VINYL ADHESIVE CAULK
Flowcrete

About RPM

RPM International Inc. is a multinational holding company with subsidiaries that manufacture and market high-performance coatings, sealants and specialty chemicals, primarily for maintenance, repair and improvement applications. In fiscal 2013, the company's industrial products accounted for 65 percent of total sales, with consumer products representing the remainder.

RPM's industrial products are sold in approximately 150 countries and territories. The industrial segment's products include:

- Tremco and illbruck construction sealants, waterproofing systems, air barriers and firestopping systems;
- Tremco roofing materials and services;
- Euco admixtures and other products for the concrete and masonry industries;
- Stonhard, Flowcrete and API polymer flooring systems;
- Carboline high-performance corrosion control coatings and fireproofing coatings;
- Viapol building materials and construction products;
- Universal Sealants expansion joints and waterproofing for bridge decks; and
- Fibergrate fiberglass reinforced plastic grating.

RPM's consumer products are sold primarily in North America and the United Kingdom, with an increasing presence on the European continent. The consumer segment's products include:

- Rust-Oleum rust-preventative and small project paints; high-performance garage and basement floor, deck and concrete coatings; and specialty paints and coatings;
- DAP caulks, sealants, adhesives, and patch and repair products;
- Zinsser primer-sealers, wallcovering preparation and removal products, and mildew-resistant paints;
- Rust-Oleum, Varathane and Wolman wood stains and finishes;
- Kirker nail care enamels and coatings components;
- Tor, Blackfriar and HiChem specialty coatings; and
- Testors hobby products.

The paper in this annual report is certified to the Forest Stewardship Council™ (FSC®) standards. It was tracked through the FSC chain of custody, which means the forest, paper manufacturer, merchant and printer are all FSC certified. The FSC certification is indicative of the highest social and environmental standards for paper use. More information is available at www.us.fsc.org.


FSC
www.fsc.org
MIX
Paper from responsible sources
FSC® C012763


RAINFOREST ALLIANCE
CERTIFIED

Quick Facts

Stock Listing: New York Stock Exchange (Symbol: RPM)

Institutional Stockholders: 340 (70 percent of total shares)

Individual Stockholders: 101,000 (30 percent of total shares)

Employees: More than 10,500 worldwide

Manufacturing: 93 facilities in 23 countries

Cultural

Corporate

Manufacturing

Connections Creating Value

Research & Development

Distribution

Sales & Marketing

Frank C. Sullivan
Chairman and Chief Executive Officer



To the Associates, Customers and Shareholders of RPM International Inc.

For this year's annual report, we are highlighting an aspect of our business that has become central to our culture: connections. While we have long been proud of our entrepreneurial spirit that supports nimble, close-to-the-market performance by more than 50 distinct RPM business units, these businesses have increasingly benefited from collaboration with their fellow RPM operating companies to increase market penetration, improve efficiencies in distribution and manufacturing, share technologies and reduce their costs.

Particularly gratifying is the fact that this collaboration is occurring as a result of independent entrepreneurs tapping the resources of their peers. While RPM's lean corporate office staff has created certain programs to support operations, our entrepreneurial operating management teams also work with each other to jointly develop innovative new products, enter new markets, strengthen their supply chains and enhance customer service. The result is both top and bottom line improvements achieved at the operating level without the burden of a rigid corporate structure, which drives RPM's overall growth in sales and earnings.



13.0%
diluted EPS
(as adjusted)
14.5%
net income
(as adjusted)
8.1%
sales
(as adjusted)
16.1%
consumer
segment
sales
4.1%
industrial
segment
sales
(as adjusted)

Fiscal 2013
Results



Net Sales
$ in billions
2.05
2.31
2.56
3.01
3.34
3.64
3.37
3.12
3.41
3.38
3.78
4.08
03
04
05
06
07
08
09
10
11
12
13
4.00
3.60
3.20
2.80
2.40
2.00
1.60

Consolidated Results

■ 2010 Pro-forma (assumes the deconsolidation of SPHC occurred prior to fiscal 2010)

* Excludes asbestos charges of $140.0 million ($87.5 million after-tax) in 2003, $78.0 million ($49.5 million after-tax) in 2005, $380.0 million ($244.3 million after-tax) in 2006 and $288.1 million ($185.1 million after-tax) in 2008; asbestos-related insurance settlement of $15.0 million ($9.7 million after-tax) in 2007; intangible asset impairment charges of $15.5 million ($15.3 million after-tax) in 2009; fiscal 2010 excludes the impact of the loss recognized upon deconsolidation of SPHC and its wholly owned subsidiaries on May 31, 2010 and assumes the deconsolidation of SPHC occurred prior to fiscal 2010;

These connections were key drivers of our operating performance in the fiscal year ended May 31, 2013, and, more importantly, the success of existing connections is prompting additional collaboration among our operating units that will benefit future performance.

Sales Increase 8 Percent; Net Income Improves 15 Percent, as Adjusted

Excluding one-time adjustments described below, RPM achieved strong operating results for the 2013 fiscal year. Net sales increased 8.1 percent to a record $4.08 billion from $3.78 billion a year ago. As-adjusted consolidated EBIT (earnings before interest and taxes) grew 7.9 percent to $421.8 million from $390.9 million in fiscal 2012. As-adjusted net income was $241.3 million, up 14.5 percent from the $210.7 million reported a year ago. Diluted earnings per share were $1.82, up 13.0 percent from $1.61 in fiscal 2012, before adjustments.

In our industrial segment, net sales increased 4.1 percent, to $2.64 billion from $2.54 billion a year ago. As-adjusted EBIT was $275.4 million, compared to $277.2 million in fiscal 2012. With the exception of our roofing division, most industrial businesses in North America benefited from the gradual economic recovery in the U.S., especially our businesses serving commercial construction markets.

RPM industrial businesses serving European markets collectively experienced a modest drop in sales, despite the deep recession being experienced throughout much of Europe, partially as a result of strong market share gains by most of our industrial businesses operating in the eurozone. Our European-based businesses are also combating the continent's recession through export sales to North and South America, enabled by collaboration with other RPM industrial companies operating there. Examples include Euclid's distribution of Vandex and Flowcrete products in Latin America and Tremco-illbruck's manufacture of select products for DAP.

The company's consumer segment continued to benefit from the introduction of new products, market share gains and increased consumer spending as the U.S. housing market gradually recovers. Also supporting sales growth in this segment is the marketplace success of new products at price points significantly higher than RPM's traditional consumer product offerings. In addition, the consumer segment benefited from strong performance by three recently acquired businesses: Kirker and Synta in fiscal 2013 and HiChem towards the end of fiscal 2012. Consumer segment sales increased 16.1 percent, to $1.44 billion from $1.24 billion in fiscal 2012. As-adjusted EBIT increased 31.2 percent to $210.1 million from $160.1 million a year ago.

These results once again demonstrate the value in maintaining strategic balance between our industrial and consumer segments. While our industrial businesses led RPM's sales and earnings growth coming out of the recession the last two fiscal years, it was our consumer businesses that performed exceptionally this fiscal year.

Contrary to RPM's historically uncluttered performance, we incurred one-time adjustments in each of the four quarters of fiscal 2013, which totaled $184.8 million pretax. Nearly 75 percent of these charges were related to the write-down of our investments in Kemrock Industries and Exports Ltd. in India and accrued costs incurred by our Building Solutions Group roofing division for a settlement with the U.S. General Services


Net Income*
$ in millions
123
142
155
168
199
230
135
163 180
189
216
241
240
210
180
150
120
90
60
03 04 05 06 07 08 09 10 11 12 13
Diluted Earnings*
$ per share
1.06
1.16
1.25
1.35
1.57
1.81
1.05
1.26 1.39
1.45
1.65
1.82
2.00
1.75
1.50
1.25
1.00
0.75
0.50
03 04 05 06 07 08 09 10 11 12 13

and fiscal 2013 excludes (i) revised cost estimates and exit costs on unprofitable contracts related to the industrial segment totaling $11.0 million ($8.4 million after-tax), (ii) the write-off of the company's various investments in Kemrock Industries and Exports Ltd. totaling $78.6 million ($75.0 million after-tax), (iii) the loss on the proposed settlement between the Building Solutions Group and the GSA for $65.1 million ($46.1 million after-tax), (iv) the strategic repositioning of certain operations in Brazil for $6.1 million ($1.6 million benefit after-tax), and (v) restructuring expense for $23.9 million ($14.8 million after-tax).

Administration. The remainder involved costs for plant closings within the Rust-Oleum and Stonhard businesses to create ongoing efficiencies of operation. Specifics of these charges are contained in Management's Discussion and Analysis and Notes to Consolidated Financial Statements, which begin on pages 22 and 40, respectively.

On an as-reported basis, including the effect of one-time charges, consolidated EBIT declined 36.8 percent to $250.5 million from $396.1 million a year ago. Net income was down 54.3 percent, to $98.6 million from $215.9 million in fiscal 2012, and diluted earnings per share were off 55.2 percent, to $0.74 from $1.65 in the prior year. As-reported EBIT for the industrial segment declined 38.1 percent to $174.9 million from $282.4 million in fiscal 2012. As-reported EBIT for the consumer segment increased 19.1 percent to $190.6 million from $160.1 million a year ago.

Financial Position Solid, After Funding Significant Acquisitions

We maintained strong cash flow, capital position and liquidity, while supporting the acquisition of businesses with more than $225 million in annualized sales in fiscal 2013.

- Cash from operations was $368.5 million, up 25.0 percent from $294.9 million in fiscal 2012. In addition to funding our 39th consecutive year of cash dividend increases, it supported internal growth programs, approximately $91.4 million in capital expenditures and acquisition efforts.
- Free cash flow was $159.4 million, up 43.5 percent from $111.1 million in fiscal 2012.
- The company's net (of cash) debt-to-total capital ratio remained within our historic norms, which have typically ranged from 40 percent to 60 percent. At the end of fiscal 2013, this ratio was 46.1 percent, compared to 40.3 percent at the end of fiscal 2012.
- Total available liquidity was $1.1 billion at the end of fiscal 2013, providing a solid footing for our acquisition program.
- At May 31, 2013, the company's long-term debt was $1.37 billion, with 98.9 percent of it at fixed rates averaging 5.0 percent.

In October 2012, we sold $300 million aggregate principal amount of 3.450 percent Notes due November 15, 2022. Proceeds from the offering were used to repay a portion of outstanding borrowings under RPM's revolving credit facility.

Acquisition Growth Continues

We added three sizable companies to the RPM family in fiscal 2013:

- Viapol Ltda. is an $85 million manufacturer and marketer of building materials and construction products based in Cacapava, Brazil, near Sao Paulo. Acquired on June 19, 2012, Viapol is operating as part of our Euclid Chemical Group, and significantly strengthens RPM in a key geographic location. Viapol is not only an excellent and well-run business in its own right, but also will serve as a strategic springboard for the introduction of products from other RPM companies into the Brazilian market. As an example of our connections theme, Viapol has already begun adopting some of Euclid's admixture and concrete-based technologies. Brazil is the largest economy in South

America and the sixth largest in the world, presenting RPM with exceptional growth opportunities. Viapol's management team, led by Ariovaldo Jose Torelli and Alexandre Racz, continues to run the business.

- Kirker Enterprises, Inc. is a leading manufacturer of nail care enamels, coatings components and related products for the personal care industry. This acquisition put us into a new, but related, market category. Based in Paterson, New Jersey, Kirker has annual sales of more than $100 million and was acquired on September 5, 2012. One Kirker connection involves RPM's Radiant Color subsidiary, which provides fluorescent pigments to Kirker in Europe. Additionally, we expect Kirker will benefit from the coatings expertise and technology housed in other RPM companies, as it addresses its personal care marketplace. Kirker's management team, including Chief Executive Officer Jeffrey Hersh, leads the business as part of the company's RPM_2 Group.
- Synta Inc. is a $40 million producer and marketer of innovative exterior wood deck and concrete restoration systems. Operating as a stand-alone business within Rust-Oleum's Consumer Business Group, Synta's primary product line, which has superior performance characteristics to conventional stains, paints and sealers, is sold under the Rust-Oleum Restore brand. It has already benefited from Rust-Oleum's extensive marketing and distribution capabilities since the acquisition on September 24, 2012. Synta also addresses the arts and crafts market through its Anita's brand coatings and the specialty coatings market through its MyColor by Pantone brand. Randy Moore, Synta chief executive officer, continues to lead the organization as part of Rust-Oleum.

We welcome the employees and management teams of these businesses and look forward to their continued personal and professional growth within the RPM family of companies.

New Directors Join Board

Two new directors joined the RPM board this year. On January 22, 2013, we announced the appointment of Salvatore D. Fazzolari to the board of directors, replacing James A. Karman, who retired at the company's annual meeting of shareholders on October 4, 2012, following 50 years of service. Sal is the former chairman, president and chief executive officer of the New York Stock Exchange-listed Harsco Corporation, a $3.3 billion diversified global industrial services company based in Camp Hill, Pennsylvania. During his 32-year career at Harsco, Sal was instrumental in the company's transformation from a North American manufacturing business into a worldwide industrial services company. Sal began his career in its finance department, and served as director of auditing, corporate controller, chief financial officer and treasurer prior to his most recent duties. He also serves on the board of directors of Gannett Fleming Affiliates, Inc. and Susquehanna University and holds a bachelor of business administration degree in accounting from Pennsylvania State University. He serves on the audit committee of the RPM board.

On April 18, 2013, we announced that Craig S. Morford had been appointed to the board in anticipation of the retirement of William A. Papenbrock at the annual meeting of shareholders on October 10, 2013. Craig, who serves on the governance and nominating committee, is chief legal and compliance officer of Cardinal Health, Inc., a $108 billion health care services company traded on the New York Stock Exchange. His responsibilities include legal affairs, regulatory compliance, corporate governance, environmental health and safety compliance, corporate ethics and enterprise risk management. Before joining Cardinal Health, Craig spent 20 years with the U.S. Department of Justice, which included an appointment by President George W. Bush as acting U.S. deputy attorney general. In that role, he oversaw 100,000 employees at 93 U.S. Attorney offices, the Federal Bureau of Investigation, the Drug Enforcement Administration and the Bureau of Alcohol, Tobacco and Firearms. Craig also serves on the executive committee of The Association of General Counsel and on the audit and compliance committee of The Ohio State University. He earned his bachelor of science degree in business administration from Hope College and a juris doctorate from Valparaiso University.

We are truly indebted to Bill Papenbrock for his wise counsel and keen insight, which had a direct impact on our growth and success during his 41 years of service to RPM. He is a retired partner of the law firm Calfee, Halter & Griswold LLP, which he joined as an attorney in 1964, becoming partner in 1969 and serving as vice chairman of its executive committee for many years. From 1970 until his retirement from the law firm in 1999, he provided RPM with legal counsel on corporate transactions and securities regulation matters. Bill earned his bachelor of science degree in business administration from Miami (Ohio) University and his bachelor of laws degree from Case Western Reserve University Law School. Few board members of any public company can claim to be part of four decades of growth from $15 million to more than $4 billion.

Dividend Increased for 39th Consecutive Year

RPM has had a long-standing commitment to delivering shareholder value through a continuously increasing annual cash dividend. On October 4, 2012, the board of directors raised the quarterly dividend to $0.225 from $0.215. This 4.7 percent increase marked our 39th consecutive year of dividend increases and put RPM in an elite category of less than 50 companies, out of 19,000 that are publicly traded,


39
consecutive years
of dividend increases

Fiscal 2013
Acquisitions



Kirker Enterprises, Inc.

Kirker Enterprises, Inc. is a $100 million leading manufacturer of nail care enamels, coatings components and related products for the personal care industry.



Viapol Ltda.

Based in Brazil, Viapol Ltda. is an $85 million manufacturer and marketer of building materials and construction products. It will serve as a platform for other RPM companies to enter the Brazilian market, which is South America's largest economy.


Viapol Laje
VIAPOL




RUST-OLEUM
DECK & CONCRETE
RESTORE

The Best Home for Entrepreneurial Companies

RPM creates shareholder value by attracting successful entrepreneurial companies and applying a disciplined approach to investing in their continued growth.



Synta Inc.

Synta Inc. is a $40 million manufacturer of the innovative Restore brand of wood deck and concrete restoration coatings. It also serves the arts and crafts market with its Anita's and MyColor by Pantone brands.

Comparison of Cumulative Total Return

Among RPM International Inc., the S&P 500 Index and a Peer Group

The following graphs compare the cumulative five-year and ten-year total return provided shareholders on RPM International Inc.'s common stock relative to the cumulative total returns of the S&P 500 Index and a customized peer group of seven companies that includes: Akzo Nobel N.V., Ferro Corporation, H.B. Fuller Company, Masco Corporation, PPG Industries, Inc., The Sherwin-Williams Company and The Valspar Corporation. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in RPM common stock, the peer group and the index on 5/31/2008 and 5/31/2003, and their relative performance is tracked through 5/31/2013.



RPM International Inc.
Peer Group
S&P 500
$300
250
200
150
100
50
0
5/08
5/09
5/10
5/11
5/12
5/13

Five-Year Comparison

to have increased the dividend for this period of time or longer, according to the 2013 issue of the *Mergent Handbook of Dividend Achievers*.

With a dividend yield of approximately 3 percent for most of the past year, along with appreciation in RPM's stock price, an investment in the company is attractive to both individual and institutional investors. RPM's total return – share price appreciation plus dividends reinvested – has outpaced the Standard & Poor's 500 by 87 percent over the past 10 years and by 27 percent over the past five years, as shown in the charts above.

Outlook for Fiscal 2014 Remains Positive in Face of Challenges in Europe, Roofing

Looking ahead to our 2014 fiscal year, we anticipate sales growth of 5 percent to 7 percent leading to growth in net income of 9 percent to 13 percent. The bottom line growth would equate to $1.98 to $2.05 per diluted share. The fairly wide range of our fiscal 2014 earnings guidance relates to uncertainty as to the timing of recovery in the European economy and in our roofing business, as well as the impact of currency translation in light of volatile global currency rates.

We expect the consumer segment to continue its robust performance of fiscal 2013 in the year ahead for a couple of reasons. First, sales of both existing and new homes in the U.S. are clearly recovering. Our consumer businesses benefit from both, particularly existing home sales where buyers look to improve their properties after moving. Second, our consumer businesses are performing well in the marketplace by gaining market share and stepping up new product offerings at significantly higher price points than our traditional product lines.

A case in point is Rust-Oleum NeverWet, a super-hydrophobic treatment that temporarily repels water. It is suitable for use on metal, wood, canvas, most plastics and more. This product was introduced this summer and sales volume has already been substantial.

In the industrial segment, we are expecting to benefit from a modest increase in business capital spending and new commercial construction. However, the speed of economic recovery in the U.S. continues to be dampened by uncertainty in government policy and the associated tax policy, creating a cautionary climate for business spending. We anticipate industrial segment growth to be tempered somewhat by the challenges impacting our roofing business and the continuing recession in Europe.

We expect solid growth in our South American industrial businesses, due in part to RPM's much larger presence in Brazil through the Viapol acquisition and the continued organic growth of our existing South American operations.

We remain committed to achieving our goal of $5 billion in revenue by the end of fiscal 2015. We expect to achieve it by continuing our historical growth model predicated on both acquisitions and internal growth initiatives. Increasingly, these internal growth efforts involve connections among our operating units. While some of these connections have been in place for decades, many are new, and the momentum for additional collaboration among our operating units is high.


$400
350
300
250
200
150
100
5/03
5/04
5/05
5/06
5/07
5/08
5/09
5/10
5/11
5/12
5/13

Ten-Year Comparison

I am particularly proud of the performance of RPM associates around the globe during this past fiscal year, given the challenges present in all of the geographies in which we operate. Our industrial businesses in Europe – much like our consumer businesses in North America during its "great recession"– are taking actions now that will position them to capitalize on the recovery in European economies when it occurs. The performance of the consumer operations this past fiscal year and their outlook for continuing growth would not have been possible without their preparation for the upturn in the U.S. housing market when it was struggling.

To our associates, customers and shareholders, I thank you for your investment of time, talent, treasure and trust in RPM.

Very truly yours,

Frank C. Sullivan
Chairman and Chief Executive Officer

August 27, 2013

Fiscal 2014
Outlook

+9-13%
earnings growth

+5-7%
sales growth

+$1.98-$2.05
earnings per share

The Value of 168®

The Value of 168 is a statement of the corporate philosophy of RPM. This figure, often cited by our founder, Frank C. Sullivan, literally represents the number of hours in a week. On a deeper level, it serves to remind us of his belief that we are born with two great gifts: life and the time to do something with it. The Value of 168 signifies RPM's enduring commitment to our fellow employees, customers and stockholders.



"Hire the best people you can find. Create an atmosphere that will keep them. Then, let them do their jobs."

- Frank C. Sullivan
Founder, RPM
(pictured at left)





Cultural
Connections

RPM's 10,500 employees work at 50 different operating units around the world. Across this employee base, multiple languages are spoken, thousands of duties are performed and millions of customers are served. Yet, despite the variations in their locations, vernacular and skills, there is one element that connects all of RPM's people – the company's entrepreneurial culture.

In embracing this culture, the people at RPM's business units are afforded the freedom and flexibility to operate their businesses in a manner that best serves their customers. They handle all customer-facing and product innovation activities, including sales, marketing, research and development, technical support and customer service. This enables them to stay ahead of their competitors by responding to customer needs and market conditions quickly and efficiently.

Cultural Foundation Rooted in Family

This culture dates back to 1947 when RPM's original entrepreneur, Frank C. Sullivan, founded the company. His approach was to "Hire the best people you can find. Create an atmosphere that will keep them. Then, let them do their jobs." Decades later, Thomas C. Sullivan applied this thinking to RPM's acquisition program to "Buy great companies. Support them with resources. Then, let them grow."

In acquiring like-minded businesses over the years, RPM's entrepreneurial culture remains embedded in the fabric of the company. Today, nearly half of RPM's businesses are operated by the original founders, owners or their second- or third-generation family members. These family connections perpetuate an entrepreneurial spirit to build a great business, take care of its employees and provide its customers with unparalleled products and services. No company in the industry understands and supports these entrepreneurial connections better than RPM.



Manufacturing
Connections



With 93 production facilities around the world, there are numerous efficiencies that can be gained when RPM companies connect to one another in shared manufacturing. By doing so, they can often reduce costs, improve speed to market, broaden the availability of their products and eliminate interruptions in their supply chain. Many RPM businesses take advantage of these opportunities, resulting in a win-win situation for all involved.

These manufacturing connections often cross over the boundaries between RPM's business segments with consumer companies producing products for industrial companies, and vice versa. For example, Tremco, a leading producer of commercial sealants, manufactures certain sealants and adhesives for its sister company, DAP, which serves the residential market. Numerous other examples can be found all around RPM.

A Bright Opportunity for Acquired Companies

When RPM conducts due diligence on a potential acquisition candidate, its manufacturing capabilities and those of its suppliers are analyzed to determine where efficiencies can be gained. Companies that RPM acquires quickly become introduced to the RPM family so that they can start taking advantage of these efficiencies immediately. Kirker, a producer of nail enamels, is a case in point. Acquired September 5, 2012, Kirker is already connected with RPM's Radiant Color business whose fluorescent pigments are used in trendy nail enamels.



Partnering Leads to New Heights

Flowcrete, based in the U.K., and Tremco illbruck, headquartered in Germany, would seem to have little in common on the surface. However, some of their flooring products share common chemistries and manufacturing processes. This enables Flowcrete to toll produce materials for Tremco illbruck's range of smoothing compounds.


RUST-OLEUM

In addition to partnering in manufacturing, RPM businesses also work together to serve customers. One such example is the Burj Khalifa, the world's tallest building, located in Dubai, United Arab Emirates. Tremco illbruck sealants, coatings and glazing products were used in its construction. Another RPM company, Carboline, provided its corrosion resistant primer, Carbozinc 11, and Pyrocrete 241 fireproofing to protect the building's structural steel. Thanks to its connection to these companies, Flowcrete deck coatings were applied to a nearby parking facility.


Mantrose-Haeuser Co., Inc.

Rust-Oleum manufactures select shellac-based products for Mantrose-Haeuser, which is a world leader in edible coatings.

A Clear Manufacturing Advantage

Rust-Oleum manufactures a broad array of products across its many brands, including spray paints, primers, garage floor coatings, stains, varnishes and more. In a number of instances, Rust-Oleum leverages its manufacturing capacity on behalf of other RPM companies. One company that harnesses this resource is Mantrose-Haeuser Co., Inc., a world leader in edible coatings and specialty products for the pharmaceutical, food, cosmetic and agricultural industries. It relies on Rust-Oleum to produce select shellac-based products.


KIRKER
ENTERPRISES, INC.


RADIANTCOLOR

In order to capitalize on the fashion trend of utilizing bright colors, Kirker has connected with Radiant Color for the manufacture and development of fluorescent colorants to use in its nail enamels.

Flowcrete produces materials for Tremco illbruck's smoothing compounds. Tremco illbruck also teamed with another RPM company, Carboline, to provide products for the construction of the Burj Khalifa, the world's tallest building.


TREMCO
SX 250
Moisture Tolerant Smoothing Compound
Suitable for use below a damp proof membrane
Suitable for thicknesses of 3 - 50 mm
High compressive strength for heavy traffic applications
Can be mixed with clean aggregate


carboline


Flowcrete


illbruck


Exit

RUST-OLEUM

SYNTA INC.


RUST-OLEUM
RESTORE

Rust-Oleum's distribution muscle is helping Synta's Restore line grow.


DAP
ALEX PLUS
35 AÑOS
BLANCO

DAP is sealing in new sales thanks to RPM PCG's Mexican distribution center.

RPM PERFORMANCE COATINGS


DAP

Vandex

illbruck

RUST-OLEUM

ZINSSER

RPM's already strong presence in South America via its Euclid Chemical business was bolstered by the acquisition of Viapol in Brazil.

viapol impermeabilizantes

INCRETE SYSTEMS



EUCLID CHEMICAL

carboline

TREMCO

Flowcrete

STONHARD

Distribution

Connections

RPM has distribution centers around the world and many serve multiple RPM companies. On a given day, they move tens-of-thousands of products ranging from small tubes of sealants to large 55-gallon drums of corrosion control coatings. This vast network allows the companies to get their products to their customers quickly and efficiently, wherever they may be located.

Distribution Muscle for New Acquisitions

Synta, acquired on September 24, 2012, has experienced this firsthand. Sales of its Restore line of wood and concrete restoration products are rapidly accelerating since being brought under the Rust-Oleum brand name and tapping into its sales, marketing and distribution muscle.

Sealing New Sales in Mexico

DAP is the most recognized brand and market share leader in the U.S. and Canadian caulk and sealant residential market. Several years ago, DAP established a presence in Mexico with assistance from the RPM Performance Coatings Group (RPM PCG), which already had a presence there. RPM PCG provides warehousing, billing, record keeping and other services that have helped DAP penetrate the Mexican market.



By distributing products through Tor, Rust-Oleum's brands are grabbing market share in the U.K.

Joint distribution creates efficiencies in emerging markets for Carboline, Fibergrate, Stonhard and Vandex. Above, right is a high-end polymer floor from Stonhard's Liquid Elements line. Shown right is the Mall of Asia, which is protected by a Vandex waterproofing lining.

Growth Opportunities Abound in Central and South America

Over the past two decades, the Euclid Chemical Company has become RPM's most deeply entrenched business unit in Central and South America. During this time frame, its sales have grown ten-fold in these markets. Other RPM companies have connected with Euclid in order to gain access to these growing regions. Among them are Increte, Vandex, Flowcrete, Tremco, Rust-Oleum, DAP and Zinsser.

The market with some of the greatest growth potential for RPM is Brazil. It is the world's sixth largest economy and is investing heavily in infrastructure for the hosting of the 2014 World Cup and 2016 Summer Olympics. Thanks to the June 19, 2012 acquisition of Viapol Ltda., RPM gained a platform from which many of its businesses can enter Brazil. Viapol is already distributing Tremco sealants and will soon add Euclid Chemical and Flowcrete products as well.

High-Speed Success

Across the Atlantic, RPM's U.K.-based Tor Coatings business continues to support the growth of Rust-Oleum in the market by serving as a platform to distribute its brands in the U.K. Because of its success, Tor constructed a new, high-speed aerosol filling line in 2011 to meet demand. Rust-Oleum is now working through Tor to introduce its other brands, including Zinsser primer-sealers, into the U.K.

Emerging Opportunities in Emerging Markets

RPM's culture encourages sharing across its business units. Doing so has been especially effective when entering emerging markets such as Africa, Asia, India and the Middle East. Companies including Carboline, Fibergrate, Stonhard and Vandex are jointly distributing products in these markets. This enables them to leverage each other's strengths and resources, while mitigating risk.


carboline
EUCLID CHEMICAL
STONHARD
PSI FIBERS

Euclid Chemical acquired PSI Packaging to increase its sales and manufacturing capabilities for synthetic concrete fibers, which are in high demand. They were used in the construction of NewBridge Bank Park, home of minor league baseball's Greensboro Grasshoppers.

Euclid often connects with other RPM companies to sell products. One example is the new Freedom Tower in New York, which utilized Euclid admixtures, as well as Stonhard flooring and Carboline corrosion control and fireproofing coatings in its construction.

Flowcrete's strong presence in India paved the way for Vandex to sell its products in the market. Pictured here is a Flowcrete antimicrobial and seamless polyurethane flooring system at a Cadbury India chocolate factory.

See NeverWet in action. Scan to check out the video:



NeverWet is the latest innovation from Rust-Oleum. Objects coated with the NeverWet temporary treatment dramatically repel water and other liquids. Other recent innovations are Zinsser's B-I-N Advanced, a primer made with synthetic shellac and DAP Kwik Seal Grout Recolor Kit.


Vandex
Flowcrete


RUST-OLEUM
NeverWet
MULTI-SURFACE
Liquid Repelling Treatment
ZINSSER
B-I-N
ADVANCED
Synthetic Shellac
PRIMER
ULTIMATE STAIN BLOCKER
DAP
Kwik Seal
GROUT
RECOLOR KIT

Sales & Marketing
Connections



When it comes to selling and marketing products and services, it is vitally important to create a direct connection with customers. Such a connection provides the insight necessary to develop a dialogue with them, understand their challenges, offer solutions and ultimately earn their lasting trust. RPM companies often collaborate with one another in order to do so.


FF
177
Rated Gun Grade PU Foam
MegaPalovaahto Pilli

Concrete Solutions to Customer Challenges

One challenge faced by those in the concrete and masonry industry is the susceptibility of steel rebar to rust. Because of its close customer connections, Euclid Chemical was able to create a solution to this issue. It developed synthetic fibers about the size of a toothpick that, when mixed into concrete, provide strength comparable to steel rebar, but do not corrode.

In order to increase its sales and manufacturing capabilities to meet growing customer demand for its fiber products, Euclid Chemical acquired a manufacturer of concrete fiber reinforcing products in 2011. It has since grown the combined fiber business by 20 percent, making it one of the leading providers in the industry.

Connecting to Consumers Through Innovation

Rust-Oleum connects with consumers by being the leading innovator in consumer specialty coatings. Its latest innovation is NeverWet, a temporary waterproofing treatment that dramatically repels water, mud and other liquids by causing them to form nearly perfect spheres, which shoot off surfaces keeping items clean and dry.

Two other new products stand out among the many innovations launched by RPM consumer businesses this year. Zinsser B-I-N Advanced is a primer made with synthetic shellac that permanently blocks stains, odors and wood knots. DAP Kwik Seal Grout Recolor Kit comes packaged with everything homeowners need to restore a tile floor or wall with professional results and greater stain resistance. All of these products are marketed by and sold at major home and hardware retailers.


Vandex
Nullifire
TREMCO
RPM PERFORMANCE COATINGS
RUST-OLEUM
carboline
EUCLID CHEMICAL

RPM PCG serves as a platform for many RPM companies to sell their products in regions around the world. One such business is Germany-based Tremco illbruck, which is leveraging RPM PCG's international presence to market its Nullifire brand of fireproofing coatings and sealants (shown above) in France, Italy, Russia and Spain.

A Local Presence Delivers

As one of RPM's most global business groups, RPM PCG serves as a platform for a number of RPM companies to market and sell their products in different geographies around the world. Among these companies are Stonhard, Carboline, Tremco and Euclid Chemical. They operate from RPM PCG locations in the Americas, Europe, Middle East, Africa and Asia in order to deliver products and services to customers in these regions.

In another instance, RPM businesses are partnering in India to meet market needs. Flowcrete, which has manufacturing and warehousing facilities in the country, is importing Vandex waterproofing products and repackaging them according to the needs of the market. Flowcrete also stocks the best selling Vandex products locally, thus enabling Indian customers to receive timely delivery.


illbruck
DAP
DRAFTSTOP
AAMA 812 TESTED
812
Low Pressure/
Non-Rigid
Polyurethane Foa

DAP has leveraged Tremco illbruck technology to develop DRAFTSTOP 812, a non-rigid polyurethane foam that creates weatherproof seals around window and door frames.

Research & Development

Connections

Product innovation is imperative to stay ahead of competitors and maintain continued customer loyalty. Often, innovation can be the result of improvements to existing products. In other instances, it starts with the identification of an emerging customer need and an idea of how to solve it. Then, the hard work turns to developing these improvements and new ideas into tangible products.

Due to RPM's entrepreneurial culture, such a spirit of innovation is embedded throughout the organization. The company's research and development professionals frequently meet to share knowledge on next generation technologies and combine resources in the pursuit of new innovations. Often, ideas for new product and service offerings are identified by sales and marketing personnel. Through their direct contact with customers, they can readily identify needs in the marketplace.

Collaborative Developments Fill Market Needs

Recently introduced to the U.S. to fill a market need is DAP DRAFTSTOP 812, a polyurethane foam for use by construction professionals to seal gaps around windows, doors and other spaces. It was developed from technology originally created by another RPM business, Tremco illbruck. DAP DRAFTSTOP 812 is designed to provide an airtight seal that protects against water, air and sound intrusion. Its key differentiator is that it is non-rigid and highly elastic, which accommodates movement and settlement.

RPM PERFORMANCE COATINGS

RUST-OLEUM

Rust-Oleum shares laboratory space with RPM PCG in Europe. A recent innovation is Rust-Oleum's new Mode line of ultra high gloss paints, which are being introduced in Europe to meet interior design trends.

Vandex AM 10, a new crystalline waterproofing admixture, is the result of combined research by Euclid Chemical and Vandex.

Vandex


EUCLID CHEMICAL


RUST-OLEUM
mode
ULTRA HIGH GLOSS ENAMEL
CARMINE RED

Euclid Chemical and Vandex are teaming to research and develop new products. One recent result of these efforts is a new crystalline waterproofing admixture called VANDEX AM 10. Euclid markets the product in North and South America, while Vandex sells it in Europe, Asia and the Middle East.

Then, of course, there is Rust-Oleum, the brand that is synonymous with innovation in the small project paints category. Beyond its own advanced research laboratories, Rust-Oleum also develops new products through connections with other RPM companies. For example, it shares laboratory space with RPM PCG in Europe.

Corporate
Connections



The many connections between RPM's businesses are important to their success. Equally as important are their connections to the corporate headquarters in Medina, Ohio, and the resources it provides. In keeping with RPM's entrepreneurial culture, the corporate office only handles functions where a centralized approach is logical.

Among these functions is purchasing. RPM has a global strategic sourcing team, created in the mid-1990s and comprised of the senior purchasing managers of RPM operating units. The team works together to coordinate RPM-wide purchasing strategies that now encompass hundreds-of-millions-of-dollars of global spending.

Many finance and treasury functions are also centralized. Through the corporate office, the management of the operating companies' treasury, cash pooling and taxes are coordinated. This helps to mitigate risk and maximize liquidity. In addition, RPM operating companies are on a common financial reporting platform, which allows for quick and accurate record keeping.

An increasingly important resource for the operating companies is RPM's information technology department. Its staff interfaces with the IT professionals at the business units to ensure that digital information is reliably saved, retrieved, transmitted and secured across computer networks. The IT team also develops websites and applications, including ones for smart phones and tablets. In addition, it has its own dedicated cloud, or network of computer servers, that the operating companies utilize for storage and other functions.


RPM

Some of the other resources that the corporate headquarters provides include:

- Planning – this rigorous process is driven by the corporate office and results in objectives that are mutually agreed upon by the operating units and corporate management, which then monitors progress towards the established goals;
- Corporate development – the RPM team of corporate development professionals provides the operating companies with support in identifying potential acquisition candidates, conducting due diligence and completing the transactions;
- Human resources – through a common human resources system, RPM coordinates health insurance, pensions, a 401(k) program and other benefits;
- Insurance – master purchasing of property and casualty insurance provides appropriate coverage for all RPM facilities at reduced rates; and
- Legal and environmental health and safety compliance – RPM hosts annual meetings with those responsible for legal and environmental health and safety compliance at the operating companies so they can share best practices and receive training regarding new rules and regulations.

With the corporate office managing these administrative tasks, RPM's operating businesses are free to focus on duties that directly impact their customers such as sales, marketing, customer and technical support, and research and development.


HUMMERVOLL
INDUSTRIBELEGG A/S
www.hummervoll.no
55 92 27 00



Operating companies leverage RPM's operational expertise to create greater efficiencies in logistics, warehousing, freight and energy management.

The Lodge, RPM's on-campus meeting facility, was recently expanded and now includes a 112-seat auditorium that enables greater collaboration within and between business units.

RPM's IT team developed a mobile app that architects and engineers use to estimate quantities of Euclid Chemical product required for a particular project.


Back
Results
Usage Estimations for Flexolith
surface length in feet: 200
surface width in feet: 67
Total Sq. Ft.: 13,400
Application/Product
Usage Description
Approximate Amount of Product Needed
Flexolith
1st coat
335.00 Gallons
Flexolith
2nd coat
536.00 Gallons
Total:
871.00
Aggregate for 1st coat
needed
16,080.06 Pounds
Total:
16,080.06
Aggregate for 2nd coat
needed
20,100.20 Pounds
Calculator



Global
Operations

(Dollars in thousands)

North America

Sales	$ 2,716,004
Assets*	$ 1,437,812
Employees	7,028
Square feet of operations	8,031,009

Europe

Sales	$ 850,234
Assets*	$ 577,716
Employees	1,968
Square feet of operations	2,160,313

South/Latin America

Sales	$ 247,246
Assets*	$ 166,459
Employees	940
Square feet of operations	673,339

Middle East/Africa

Sales	$ 100,703
Assets*	$ 10,948
Employees	453
Square feet of operations	301,871

Asia/Pacific

Sales	$ 164,468
Assets*	$ 36,319
Employees	164
Square feet of operations	329,905

* Assets are long-lived and include all non-current assets, excluding non-current deferred income taxes.

Operating in global markets of approximately $170 billion for its coatings, sealants and building materials, the growth opportunities for RPM are vast. As the tables above indicate, the company continues to seize upon these opportunities, both domestically and abroad.

Through organic sales efforts, as well as through acquisitions, RPM continues to expand its global footprint – particularly in established European economies, but also in high-growth emerging markets such as Latin America, India and China. During its fiscal 2013 year, approximately 59% of RPM's sales came from the U.S. with the remaining 41% being generated internationally.

RPM serves these markets through its more than 10,500 dedicated employees around the world who operate its 93 manufacturing facilities in 23 countries.

Consumer Segment Plant Locations

Australia
Belgium
Canada
United Kingdom
United States

Industrial Segment Plant Locations

Argentina
Australia
Belgium
Brazil
Canada
Chile
Colombia
France
Germany
India
Italy
Malaysia
Mexico
The Netherlands
Norway
Saudi Arabia
South Africa
Spain
Sweden
Turkey
United Arab Emirates
United Kingdom
United States

Trademarks appearing in this annual report:

AD Firefilm®, Alex Plus®, Alumanation®, American Accents®, Anita's®, B-I-N®, Bitumastic®, Bulls Eye 1-2-3®, Carboline®, Carbozinc® 11, Chemgrate®, DAP®, Draftstop®, Dymeric®, Dymonic®, EUCO®, Fibergrate®, Flecto®, Floquil®, Geoflex®, Glow Max®, illbruck®, Increte Systems®, Kirker®, Kwik Seal®, Martin Mathys®, Mono®, Nullifire®, Paraseal®, Permaroof®, Phenoseal®, Plasite®, Precision Line®, RadiantColor®, Radglo®, Restore®, Rust-Oleum®, Sanitile®, ShimmerStone®, Stonblend®, Stonclad®, Stonhard®, Stonlux®, Sure Grip®, Synta®, Testors®, The Value of 168®, Tremco®, Universal®, Vandex®, Varathane®, Vulkem®, Watco®, Woolsey®, Z-Spar®, Zinsser®

API™, Biosan™, Blackfriar™, DAP 3.0™, Euclid Chemical™, Flowcrete™, Liquid Elements™, Mode™, MyColor™, PSI Fibers™, Super Diamond Clear™, Tor™, USL™, Viapol Impermeabilizantes™

NeverWet is a registered trademark of Ross Nanotechnology, LLC used under a license by subsidiary corporations of RPM International Inc.

Pantone is a registered trademark of Pantone LLC used under a license by subsidiary corporations of RPM International Inc.

Wolman is a registered trademark of Arch Wood Protection, Inc. used under a license by subsidiary corporations of RPM International Inc.

Any marks appearing in this annual report that are not the trademarks of RPM International Inc. and its subsidiaries are the property of their respective owners.

Financial Section

2013 Annual Report



RPM International Inc.

A World Leader in Specialty Coatings and Sealants

Contents

Financial Section

See fold-out cover for Selected Financial Data

Management's Discussion and Analysis of Financial Condition and Results of Operations

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our Consolidated Financial Statements include the accounts of RPM International Inc. and its majority-owned subsidiaries, except for certain subsidiaries that were deconsolidated on May 31, 2010 (please refer to Note A to the Consolidated Financial Statements for further information). Investments in less-than-majority-owned joint ventures for which we have the ability to exercise significant influence over are accounted for under the equity method. Preparation of our financial statements requires the use of estimates and assumptions that affect the reported amounts of our assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We continually evaluate these estimates, including those related to our allowances for doubtful accounts; inventories; allowances for recoverable taxes; useful lives of property, plant and equipment; goodwill and other intangible assets; environmental, warranties and other contingent liabilities; income tax valuation allowances; pension plans; and the fair value of financial instruments. We base our estimates on historical experience, our most recent facts, and other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of our assets and liabilities. Actual results, which are shaped by actual market conditions, may differ materially from our estimates.

We have identified below the accounting policies and estimates that are the most critical to our financial statements.

Revenue Recognition

Revenues are recognized when realized or realizable, and when earned. In general, this is when title and risk of loss pass to the customer. Further, revenues are realizable when we have persuasive evidence of a sales arrangement, the product has been shipped or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. We reduce our revenues for estimated customer returns and allowances, certain rebates, sales incentives and promotions in the same period the related sales are recorded.

We also record revenues generated under long-term construction contracts, mainly in connection with the installation of specialized roofing and flooring systems, and related services. In general, we account for long-term construction contracts under the percentage-of-completion method, and therefore record contract revenues and related costs as our contracts progress. This method recognizes the economic results of contract performance on a timelier basis than does the completed-contract method; however, application of this method requires reasonably dependable estimates of progress toward completion, as well as other dependable estimates. When reasonably dependable estimates cannot be made, or if other factors make estimates doubtful, the completed-contract method is applied. Under the completed-contract method, billings and costs are accumulated on the balance sheet as the contract progresses, but no revenue is recognized until the contract is complete or substantially complete.

Translation of Foreign Currency Financial Statements and Foreign Currency Transactions

Our reporting currency is the U.S. dollar. However, the functional currency for each of our foreign subsidiaries is its principal operating currency. We translate the amounts included in our Consolidated Statements of Income from our foreign subsidiaries into U.S. dollars at weighted-average exchange rates, which we believe are representative of the actual exchange rates on the dates of the transactions. Our foreign subsidiaries' assets and liabilities are translated into U.S. dollars from local currency at the actual exchange rates as of the end of each reporting date, and we record the resulting foreign exchange translation adjustments in our Consolidated Balance Sheets as a component of accumulated other comprehensive income (loss). If the U.S. dollar strengthens, we reflect the resulting losses as a component of accumulated other comprehensive income (loss). Conversely, if the U.S. dollar weakens, foreign exchange translation gains result, which favorably impact accumulated other comprehensive income. Translation adjustments may be included in net earnings in the event of a sale or liquidation of certain of our underlying foreign investments. If we determine that the functional currency of any of our foreign subsidiaries should be the U.S. dollar, our financial statements will be affected. Should this occur, we will adjust our reporting to appropriately account for any such changes.

As appropriate, we use permanently invested intercompany loans as a source of capital to reduce exposure to foreign currency fluctuations at our foreign subsidiaries. These loans, on a consolidated basis, are treated as being analogous to equity for accounting purposes. Therefore, foreign exchange gains or losses on these intercompany loans are recorded in accumulated other comprehensive income (loss). If we determine that the functional currency of any of our subsidiaries should be the U.S. dollar, we will no longer record foreign exchange gains or losses on such intercompany loans.

Goodwill

We test our goodwill balances at least annually, or more frequently as impairment indicators arise, at the reporting unit level. Our reporting units have been identified at the component level, which is the operating segment level or one level below our operating segments.

In the fourth quarter of our fiscal year ended May 31, 2012, we early adopted new Financial Accounting Standards Board ("FASB") guidance that simplifies how an entity tests goodwill for impairment. It provides an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, and whether it is necessary to perform the two-step goodwill impairment test.

We assess qualitative factors in each of our reporting units that carry goodwill. Among other relevant events and circumstances that affect the fair value of our reporting units, we assess individual factors such as:

- a significant adverse change in legal factors or the business climate;
- an adverse action or assessment by a regulator;
- unanticipated competition;
- a loss of key personnel; and
- a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of.

We assess these qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under the new guidance, this quantitative test is required only if we conclude that it is more likely than not that a reporting unit's fair value is less than its carrying amount.

In applying the first step of the quantitative test, we compare the fair value of a reporting unit to its carrying value. Calculating the fair market value of a reporting unit requires our use of estimates and assumptions. We use significant judgment in determining the most appropriate method to establish the fair value of a reporting unit. We estimate the fair value of a reporting unit by employing various valuation techniques, depending on the availability and reliability of comparable market value indicators, and employ methods and assumptions that include the application of third-party market value indicators and the computation of discounted future cash flows for a reporting unit's annual projected earnings before interest, taxes, depreciation and amortization ("EBITDA").

We evaluate discounted future cash flows for a reporting unit's projected EBITDA. Under this approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets of the reporting unit, goodwill is not impaired. An indication that goodwill may be impaired results when the carrying value of the net assets of a reporting unit exceeds the fair value of the reporting unit. At that point, the second step of the impairment test is performed, which requires a fair value estimate of each tangible and intangible asset in order to determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference.

In applying the discounted cash flow methodology, we rely on a number of factors, including future business plans, actual and forecasted operating results, and market data. The significant assumptions employed under this method include discount rates; revenue growth rates, including assumed terminal growth rates; and operating margins used to project future cash flows for a reporting unit. The discount rates utilized reflect market-based estimates of capital costs and discount rates adjusted for management's assessment of a market participant's view with respect to other risks associated with the projected cash flows of the individual reporting unit. Our estimates are based upon assumptions we believe to be reasonable, but which by nature are uncertain and unpredictable. We believe we incorporate ample sensitivity ranges into our analysis of goodwill impairment testing for a reporting unit, such that actual experience would need to be materially out of the range of expected assumptions in order for an impairment to remain undetected.

Our annual goodwill impairment analysis for fiscal 2013 did not result in any indicators of impairment. Should the future earnings and cash flows at our reporting units decline and/or discount rates increase, future impairment charges to goodwill and other intangible assets may be required.

Other Long-Lived Assets

We assess identifiable, non-goodwill intangibles and other long-lived assets for impairment whenever events or changes in facts and circumstances indicate the possibility that the carrying values of these assets may not be recoverable over their estimated remaining useful lives. Factors considered important in our assessment, which might trigger an impairment evaluation, include the following:

- significant under-performance relative to historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets;
- significant changes in the strategy for our overall business; and
- significant negative industry or economic trends.

Additionally, we test all indefinite-lived intangible assets for impairment at least annually during our fiscal fourth quarter. In the fourth quarter of our fiscal year ended May 31, 2013, we adopted new FASB guidance that simplifies how an entity tests indefinite-lived intangible assets for impairment. It provides an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount.

Measuring a potential impairment of non-goodwill intangibles and other long-lived assets requires the use of various estimates and assumptions, including the determination of which cash flows are directly related to the assets being evaluated, the respective useful lives over which those cash flows will occur and potential residual values, if any. If we determine that the carrying values of these assets may not be recoverable based upon the existence of one or more of the above-described indicators or other factors, any impairment amounts would be measured based on the projected net cash flows expected from these assets, including any net cash flows related to eventual disposition activities. The determination of any impairment losses would be based on the best information available, including internal estimates of discounted cash flows; quoted market prices, when available; and independent appraisals, as appropriate, to determine fair values. Cash flow estimates would be based on our historical experience and our internal business plans, with appropriate discount rates applied. Our fiscal 2013 annual impairment tests of each of our indefinite-lived intangible assets did not result in any impairment loss.

Income Taxes

Our provision for income taxes is calculated using the liability method, which requires the recognition of deferred income taxes. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and certain changes in valuation allowances. We provide valuation allowances against deferred tax assets if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

In determining the adequacy of valuation allowances, we consider cumulative and anticipated amounts of domestic and international earnings or losses, anticipated amounts of foreign source income, as well as the anticipated taxable income resulting from the reversal of future taxable temporary differences. We intend to maintain any recorded valuation allowances until sufficient positive evidence (for example, cumulative positive foreign earnings or additional foreign source income) exists to support a reversal of the tax valuation allowances.

Further, at each interim reporting period, we estimate an effective income tax rate that is expected to be applicable for the full year. Significant judgment is involved regarding the application of global income tax laws and regulations and when projecting the jurisdictional mix of income. Additionally, interpretation of tax laws, court decisions or other guidance provided by taxing authorities influences our estimate of the effective income tax rates. As a result, our actual effective income tax rates and related income tax liabilities may differ materially from our estimated effective tax rates and related income tax liabilities. Any resulting differences are recorded in the period they become known.

Contingencies

We are party to various claims and lawsuits arising in the normal course of business. Although we cannot precisely predict the amount of any liability that may ultimately arise with respect to any of these matters, we record provisions when we consider the liability probable and reasonably estimable. Our provisions are based on historical experience and legal advice, reviewed quarterly and adjusted according to developments. In general, our accruals, including our accruals for environmental, warranty, and tax liabilities, discussed further below, represent the best estimate of a range of possible losses. Estimating probable losses requires the analysis of multiple forecasted factors that often depend on judgments about potential actions by third parties, such as regulators, courts, and state and federal legislatures. Changes in the amounts of our loss provisions, which can be material, affect our Consolidated Statements of Income. While it is reasonably possible that excess liabilities, if they were to occur, could be material to operating results in any given quarter or year of their recognition, we do not believe that it is reasonably possible that excess liabilities would have a material adverse effect on our long-term results of operations, liquidity or consolidated financial position.

Our environmental-related accruals are similarly established and/or adjusted as more information becomes available upon which costs can be reasonably estimated. Actual costs may vary from these estimates because of the inherent uncertainties involved, including the identification of new sites and the development of new information about contamination. Certain sites are still being investigated; therefore, we have been unable to fully evaluate the ultimate costs for those sites. As a result, accruals have not been estimated for certain of these sites and costs may ultimately exceed existing estimated accruals for other sites. We have received indemnities for potential environmental issues from purchasers of certain of our properties and businesses and from sellers of some of the properties or businesses we have acquired. We also have purchased insurance to cover potential environmental liabilities at certain sites. If the indemnifying or insuring party fails to, or becomes unable to, fulfill its obligations under those agreements or policies, we may incur environmental costs in addition to any amounts accrued, which may have a material adverse effect on our financial condition, results of operations or cash flows.

Several of our industrial businesses offer extended warranty terms and related programs, and thus have established a corresponding warranty liability. Warranty expense is impacted by variations in local construction practices and installation conditions, including geographic and climate differences.

Additionally, our operations are subject to various federal, state, local and foreign tax laws and regulations that govern, among other things, taxes on worldwide income. The calculation of our income tax expense is based on the best information available, including the application of currently enacted income tax laws and regulations, and involves our significant judgment. The actual income tax liability for each jurisdiction in any year can ultimately be determined, in some instances, several years after the financial statements have been published.

We also maintain accruals for estimated income tax exposures for many different jurisdictions. Tax exposures are settled primarily through the resolution of audits within each tax jurisdiction or the closing of a statute of limitation. Tax exposures and actual income tax liabilities can also be affected by changes in applicable tax laws, retroactive tax law changes, or other factors, which may cause us to believe revisions of past estimates are appropriate. Although we believe that appropriate liabilities have been recorded for our income tax expense and income tax exposures, actual results may differ materially from our estimates.

Allowance for Doubtful Accounts Receivable

An allowance for anticipated uncollectible trade receivable amounts is established using a combination of specifically identified accounts to be reserved and a reserve covering trends in collectibility. These estimates are based on an analysis of trends in collectibility and past experience, but are primarily made up of individual account balances identified as doubtful based on specific facts and conditions. Receivable losses are charged against the allowance when we confirm uncollectibility. Actual collections of trade receivables could differ from our estimates due to changes in future economic or industry conditions or specific customer's financial conditions.

Inventories

Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out (FIFO) basis and market being determined on the basis of replacement cost or net realizable value. Inventory costs include raw materials, labor and manufacturing overhead. We review the net realizable value of our inventory in detail on an on-going basis, with consideration given to various factors, which include our estimated reserves for excess, obsolete, slow moving or distressed inventories. If actual market conditions differ from our projections, and our estimates prove to be inaccurate, write-downs of inventory values and adjustments to cost of sales may be required. Historically, our inventory reserves have approximated actual experience.

Marketable Securities

Marketable securities, included in other current and long-term assets, are composed of available-for-sale securities and are reported at fair value. Realized gains and losses on sales of investments are recognized in net income on the specific identification basis. Changes in fair values of securities that are considered temporary are recorded as unrealized gains and losses, net of applicable taxes, in accumulated other comprehensive income (loss) within stockholders' equity. Other-than-temporary declines in market value from original cost are reflected in operating income in the period in which the unrealized losses are deemed other than temporary. In order to determine whether an other-than-temporary decline in market value has occurred, the duration of the decline in value and our ability to hold the investment to recovery are considered in conjunction with an evaluation of the strength of the underlying collateral and the extent to which the investment's amortized cost or cost, as appropriate, exceeds its related market value.

Pension and Postretirement Plans

We sponsor qualified defined benefit pension plans and various other nonqualified postretirement plans. The qualified defined benefit pension plans are funded with trust assets invested in a diversified portfolio of debt and equity securities and other investments. Among other factors, changes in interest rates, investment returns and the market value of plan assets can (i) affect the level of plan funding, (ii) cause volatility in the net periodic pension cost, and (iii) increase our future contribution requirements. A significant decrease in investment returns or the market value of plan assets or a significant decrease in interest rates could increase our net periodic pension costs and adversely affect our results of operations. A significant increase in our contribution requirements with respect to our qualified defined benefit pension plans could have an adverse impact on our cash flow.

Changes in our key plan assumptions would impact net periodic benefit expense and the projected benefit obligation for our defined benefit and various postretirement benefit plans. Based upon May 31, 2013 information, the following tables reflect the impact of a 1% change in the key assumptions applied to our defined benefit pension plans in the U.S. and internationally:

(In millions)	U.S. 1% Increase	U.S. 1% Decrease	International 1% Increase	International 1% Decrease
Discount Rate				
Increase (decrease) in expense in FY 2013	$ (5.3)	$ 6.4	$ (1.9)	$ 2.6
Increase (decrease) in obligation as of May 31, 2013	$ (44.4)	$ 54.8	$ (31.7)	$ 33.6
Expected Return on Plan Assets				
Increase (decrease) in expense in FY 2013	$ (2.1)	$ 2.1	$ (1.4)	$ 1.4
Increase (decrease) in obligation as of May 31, 2013	N/A	N/A	N/A	N/A
Compensation Increase				
Increase (decrease) in expense in FY 2013	$ 4.1	$ (3.6)	$ 1.5	$ (0.9)
Increase (decrease) in obligation as of May 31, 2013	$ 17.4	$ (15.6)	$ 6.0	$ (5.4)

Based upon May 31, 2013 information, the following table reflects the impact of a 1% change in the key assumptions applied to our various postretirement health care plans:

(In millions)	U.S. 1% Increase	U.S. 1% Decrease	International 1% Increase	International 1% Decrease
Discount Rate				
Increase (decrease) in expense in FY 2013	$ -	$ -	$ (0.5)	$ 0.6
Increase (decrease) in obligation as of May 31, 2013	$ (0.7)	$ 0.8	$ (5.3)	$ 6.8
Healthcare Cost Trend Rate				
Increase (decrease) in expense in FY 2013	$ -	$ -	$ 0.6	$ (0.5)
Increase (decrease) in obligation as of May 31, 2013	$ 0.3	$ (0.3)	$ 9.1	$ (3.8)

BUSINESS SEGMENT INFORMATION

Our business is divided into two reportable segments: the industrial reportable segment and the consumer reportable segment. Within each reportable segment, we aggregate several operating segments that consist of individual groups of companies and product lines, which generally address common markets, share similar economic characteristics, utilize similar technologies and can share manufacturing or distribution capabilities. Our six operating segments represent components of our business for which separate financial information is available that is utilized on a regular basis by our chief executive officer in determining how to allocate the assets of the company and evaluate performance. These six operating segments are each managed by an operating segment manager who is responsible for the day-to-day operating decisions and performance evaluation of the operating segment's underlying businesses. We evaluate the profit performance of our segments primarily based on income before income taxes, but also look to earnings (loss) before interest and taxes ("EBIT") as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations.

Our industrial reportable segment's products are sold throughout North America and also account for the majority of our international sales. Our industrial product lines are sold directly to contractors, distributors and end-users, such as industrial manufacturing facilities, public institutions and other commercial customers. This reportable segment comprises three separate operating segments — Building Solutions Group, Performance Coatings Group and RPM2-Industrial Group. Products and services within this reportable segment include construction chemicals; roofing systems; weatherproofing and other sealants; polymer flooring; edible coatings and specialty glazes for pharmaceutical, cosmetic and food industries; and other specialty chemicals.

Our consumer reportable segment manufactures and markets professional use and do-it-yourself ("DIY") products for a variety of mainly consumer applications, including home improvement and personal leisure activities. Our consumer reportable segment's major manufacturing and distribution operations are located primarily in North America, along with a few locations in Europe. Our consumer reportable segment's products are sold throughout North America primarily to mass merchants, home improvement centers, hardware stores, paint stores, craft shops, cosmetic companies and to other smaller customers through distributors. This reportable segment comprises three operating segments — DAP Group, RPM2-Consumer Group and Rust-Oleum Group. Products within this reportable segment include specialty, hobby and professional paints; nail care enamels; caulks; adhesives; silicone sealants and wood stains.

In addition to our two reportable segments, there is a category of certain business activities and expenses, referred to as corporate/other, that does not constitute an operating segment. This category includes our corporate headquarters and related administrative expenses, results of our captive insurance companies, gains or losses on the sales of certain assets and other expenses not directly associated with either reportable segment. Assets related to the corporate/other category consist primarily of investments, prepaid expenses and headquarters' property and equipment. These corporate and other assets and expenses reconcile reportable segment data to total consolidated income before income taxes, interest expense and earnings before interest and taxes.

The following table reflects the results of our reportable segments consistent with our management philosophy, and represents the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of product lines.

SEGMENT INFORMATION

(In thousands)

Year Ended May 31,	2013	2012	2011
Net Sales			
Industrial	$ 2,635,976	$ 2,535,238	$ 2,259,809
Consumer	1,442,679	1,242,178	1,122,032
Total	$ 4,078,655	$ 3,777,416	$ 3,381,841
Income Before Income Taxes[a]			
Industrial Segment			
Income Before Income Taxes[a]	$ 164,578	$ 278,676	$ 232,544
Interest (Expense), Net[b]	(10,318)	(3,770)	(3,304)
EBIT[c]	$ 174,896	$ 282,446	$ 235,848
Consumer Segment			
Income Before Income Taxes[a]	$ 190,611	$ 160,099	$ 146,035
Interest (Expense), Net[b]	(10)	18	63
EBIT[c]	$ 190,621	$ 160,081	$ 145,972
Corporate/Other			
(Expense) Before Income Taxes[a]	$ (178,298)	$ (110,486)	$ (83,526)
Interest (Expense), Net[b]	(63,340)	(64,107)	(46,504)
EBIT[c]	$ (114,958)	$ (46,379)	$ (37,022)
Consolidated			
Income Before Income Taxes[a]	$ 176,891	$ 328,289	$ 295,053
Interest (Expense), Net[b]	(73,668)	(67,859)	(49,745)
EBIT[c]	$ 250,559	$ 396,148	$ 344,798

(a) The presentation includes a reconciliation of Income (Loss) Before Income Taxes, a measure defined by Generally Accepted Accounting Principles ("GAAP") in the U.S., to EBIT.

(b) Interest (expense), net includes the combination of interest expense and investment expense (income), net.

(c) EBIT is defined as earnings (loss) before interest and taxes. We evaluate the profit performance of our segments based on income before income taxes, but also look to EBIT as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations. For that reason, we believe EBIT is also useful to investors as a metric in their investment decisions. EBIT should not be considered an alternative to, or more meaningful than, operating income as determined in accordance with GAAP, since EBIT omits the impact of interest and taxes in determining operating performance, which represent items necessary to our continued operations, given our level of indebtedness and ongoing tax obligations. Nonetheless, EBIT is a key measure expected by and useful to our fixed income investors, rating agencies and the banking community, all of whom believe, and we concur, that this measure is critical to the capital markets' analysis of our segments' core operating performance. We also evaluate EBIT because it is clear that movements in EBIT impact our ability to attract financing. Our underwriters and bankers consistently require inclusion of this measure in offering memoranda in conjunction with any debt underwriting or bank financing. EBIT may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results.

RESULTS OF OPERATIONS

Fiscal 2013 Compared with Fiscal 2012

Net Sales Consolidated sales increased 8.0% to $4,078.7 million due to acquisition growth adding 7.2% and organic growth adding 2.0%, offset by an unfavorable foreign exchange impact of 1.2%. Industrial segment sales were up 4.0% year-over-year to $2,636.0 million due to acquisition growth of 5.8%, offset by an unfavorable foreign exchange impact of 1.5% and organic decline of 0.3%. The consumer segment generated 16.1% sales growth to $1,442.7 million due to organic growth of 6.6% and acquisition growth of 10.0%, offset by an unfavorable foreign exchange impact of 0.5%.

Gross Profit Margin Our consolidated gross profit margin improved to 41.7% of net sales for fiscal 2013 from 40.8% of net sales for the same period last year, reflecting our 8.0% growth in sales and moderating raw material costs during fiscal 2013. Slightly offsetting these favorable impacts was the combination of unfavorable foreign exchange and the current year unfavorable mix of sales due to the higher growth in our consumer segment. Additionally, the gross profit margin for fiscal 2013 was negatively impacted by approximately 10 basis points ("bps") as a result of one-time charges taken by the roofing division of RPM's Building Solutions Group. The charges were taken during the first quarter of the current fiscal year for revised cost estimates in conjunction with unprofitable contracts outside of North America. The contract that led to these losses was the $16 million Mumbai airport roofing project, which led to our recognition of large losses during the quarter ended August 31, 2012, when the cost overruns became estimable. In response to the issues identified with this particular contract, we terminated several individuals in the European roofing business as well as discontinued bidding on general contracting projects in North America that fell below our profit criteria, resulting in additional terminations of North American roofing employees associated with the general contracting business. Further losses from the Mumbai airport project are not anticipated. During fiscal 2013, we incurred a loss on inventory determined to be obsolete in connection with the restructuring plan established by our Rust-Oleum operating segment, which had an unfavorable impact on our fiscal 2013 consolidated gross profit margin of approximately 10 bps.

Selling, General and Administrative Expenses ("SG&A") Our consolidated SG&A increased to 32.1% of net sales for fiscal 2013 compared with 30.6% of net sales for fiscal 2012. The 150 bps increase in SG&A as a percent of net sales versus the prior year reflects the impact of the $9.0 million bad debt write down recorded during fiscal 2013 in relation to the remaining balance on our original $15.0 million loan to Kemrock, and higher bad debt expense during the year in relation to our trade accounts, as well. Also, the increase in SG&A expense includes the impact of increased employee compensation-related expenses, including pension and postretirement benefit expense, increased intangible amortization and other acquisition expense, higher legal settlement expense, increased advertising expense and outside professional services expense.

Our industrial segment SG&A was approximately $89.2 million higher during fiscal 2013 versus fiscal 2012, and higher as a percentage of net sales, reflecting the unfavorable impact of the $9.0 million bad debt write down on our loan to Kemrock recorded during the first quarter of fiscal 2013. Additionally, the industrial segment's roofing division recorded $5.6 million in expenses during the first quarter of fiscal 2013 related to a loss contract outside North America and exit costs related to this contract as discussed above under "Gross Profit Margin." Lastly, the industrial segment results for fiscal 2013 reflect the impact of increased foreign exchange expense, higher legal expense and higher bad debt expense versus the comparable prior-year period.

Our consumer segment SG&A was approximately $46.9 million higher during fiscal 2013 versus fiscal 2012, and slightly higher as a percentage of net sales during fiscal 2013 as compared with the same period a year ago, primarily reflecting the impact of higher acquisition-related expense, legal and advertising expense during the year versus the same period a year ago.

SG&A expenses in our corporate/other category increased by $17.4 million during fiscal 2013 to $63.8 million from $46.4 million during fiscal 2012. The increase in SG&A expense reflects the combination of higher pension benefit expenses, higher consulting expense, higher legal expense and higher compensation expense.

We recorded total net periodic pension and postretirement benefit costs of $52.1 million and $34.8 million during fiscal 2013 and fiscal 2012, respectively. The $17.3 million increase in pension and postretirement expense was primarily the result of $9.5 million of additional net actuarial losses incurred during fiscal 2013 versus fiscal 2012 and a $7.3 million increase in service and interest cost during fiscal 2013 versus fiscal 2012. A curtailment loss, combined with a lower expected return on plan assets, had an unfavorable impact on pension expense of approximately $0.5 million for fiscal 2013 versus fiscal 2012. We expect that pension and postretirement expense will fluctuate on a year-to-year basis, depending primarily upon the investment performance of plan assets and potential changes in interest rates, but such changes are not expected to be material to our consolidated financial results. A decrease of 1% in the discount rate or the expected return on plan assets assumptions would result in $9.6 million and $3.5 million higher expense, respectively. The assumptions and estimates used to determine the discount rate and expected return on plan assets are more fully described in Note M, "Pension Plans," and Note N, "Postretirement Benefits," to our Consolidated Financial Statements. Further discussion and analysis of the sensitivity surrounding our most critical assumptions under our pension and postretirement plans is discussed on pages 24-25 of this report under, "Critical Accounting Policies and Estimates — Pension and Postretirement Plans."

Estimated Loss on Contingency As previously disclosed, we recorded a $68.8 million accrual during the quarter ended February 28, 2013 associated with settlement discussions with the U.S. Department of Justice (the "DOJ") and the U.S. General Services Administration (the "GSA") Office of Inspector General aimed at resolving an existing investigation. Since first receiving a broad request for documents from the GSA in March 2011, we have cooperated, and continue to cooperate, with that investigation, which involves our compliance with certain pricing terms and conditions of our GSA Multiple Award Schedule contracts under which the roofing division of our Building Solutions Group sold products and services to the federal government. A substantial majority of the transactions as to which potential compliance issues were raised took place during the period from 2002 to 2008.

Following discussions with the DOJ and the GSA in December 2012, we developed and made an initial settlement proposal to the DOJ and the GSA in January 2013. The DOJ and the GSA responded with a counter-proposal in March 2013. Since that time, the parties have been engaged in further negotiations, and we now have an agreement-in-principle with the DOJ and the GSA Office of Inspector General regarding this matter. Assuming that a settlement agreement is finalized, we expect to pay a total of approximately $65.1 million in order to resolve the issues arising out of this investigation and other related costs. We are currently finalizing the terms of a settlement agreement with the DOJ, which we expect to sign during the first quarter of fiscal 2014.

Restructuring Expense During fiscal 2013, we incurred restructuring expense of $20.1 million, all of which relate to severance and facility costs incurred in connection with the plans initiated during the fourth quarter of fiscal 2013. Of this amount, approximately $4.5 million was for severance related to our industrial reportable segment. The remaining $15.6 million related to our consumer reportable segment, of which approximately $8.2 million related to severance expense, and approximately $7.4 million related to facility costs. We anticipate that these activities will be finalized during the first half of fiscal 2014. For more information on our restructuring charges, see Note B to the Consolidated Financial Statements, which is incorporated herein by reference.

Interest Expense Interest expense was $79.8 million for fiscal 2013 versus $72.0 million for fiscal 2012. Higher average borrowings, related to recent acquisitions, increased interest expense during fiscal 2013 by approximately $11.8 million versus fiscal 2012. Excluding acquisition-related borrowings, lower average borrowings year-over-year decreased interest expense by approximately $0.9 million. Lower interest rates, which averaged 5.19% overall for fiscal 2013 compared with 6.16% for fiscal 2012, decreased interest expense by approximately $3.1 million during fiscal 2013 versus fiscal 2012.

Investment Expense (Income), Net Net investment income of $6.2 million during fiscal 2013 compares to net investment income of $4.2 million during fiscal 2013. Dividend and interest income totaled $8.8 million during fiscal 2013 versus $6.7 million of income during fiscal 2012. Net realized gains on the sales of investments resulted in a net gain of $11.7 million during fiscal 2013 versus a net loss of $0.9 million for fiscal 2012. Impairments recognized on securities that management has determined are other-than-temporary declines in value approximated $14.3 million for fiscal 2013, versus impairments of $1.6 million for fiscal 2012. Included in the current year other-than-temporary impairments is the loss incurred on our investment in Kemrock convertible debt. Refer to Note D of our Notes to Consolidated Financial Statements for additional information.

Other Expense (Income), Net Other expense for fiscal 2013 of $57.7 million compares with other income of $9.6 million during fiscal 2012. The majority of other expense for fiscal 2013, approximately $46.8 million, was recorded by our corporate/other segment, and represents the impairment loss recorded in relation to our investment in Kemrock. As previously discussed, we increased our ownership in Kemrock to over 20% of Kemrock's outstanding shares of common stock during fiscal 2012. Additionally, we agreed to loan them funds and made additional investments in Kemrock throughout fiscal 2012, and at May 31, 2012, the carrying value of our investment in Kemrock totaled $42.2 million. On August 8, 2012, the price of Kemrock's common stock plunged below our carrying value, declining by approximately 40% from May 31, 2012. We later learned that the dramatic drop in Kemrock's stock price was related to Kemrock's announcement of declining sales and income, a liquidity problem at Kemrock that stemmed from its explosive growth, combined with an overall tightening of the lending practices of the banks and credit markets in India. At that time, we learned that Kemrock was in the process of renegotiating its credit agreements with its banks. Compounding these difficulties for Kemrock was the deterioration in the exchange rate of the Indian rupee against the U.S. dollar and euro, which had a negative impact on Kemrock's gross profit margins and cash flow due to its procurement of the majority of its raw material supplies outside of India, but sales of its products in Indian Rupees. Additionally, the market value of shares of Kemrock common stock have steadily declined, and as a result of the combination of these factors, we determined that it was appropriate to record an impairment loss on our investment during fiscal 2013 totaling $55.9 million on a consolidated basis.

The majority of the remaining balance in other expense (income) is recorded by our industrial segment. During the third quarter of fiscal 2013, we repositioned certain industrial segment operations in Brazil, which resulted in a substantial liquidation of certain of our Brazilian subsidiaries and a net loss of approximately $6.1 million. Lastly, other expense (income) includes royalty income of approximately $2.1 million and $1.5 million for fiscal 2013 and 2012, respectively, and our equity in earnings of unconsolidated affiliates totaling approximately $2.2 million and $8.1 million for fiscal years 2013 and 2012, respectively.

Income Before Income Taxes ("IBT") Our consolidated pretax income for fiscal 2013 of $176.9 million compares with pretax income of $328.3 million for fiscal 2012, resulting in a pretax profit margin on net sales of 4.3% for fiscal 2013 versus a pretax profit margin on net sales of 8.7% a year ago.

Our industrial segment had IBT of $164.6 million, for a profit margin on net sales of 6.2% for fiscal 2013 versus IBT of $278.7 million, for a profit margin on net sales of 11.0%, for fiscal 2012. The decline reflects the impact of the adjustment for a $65.1 million accrual associated with an investigation of the RPM Building Solutions Group roofing contracts with the U.S. General Services Administration and restructuring expense of $4.5 million. Our consumer segment IBT increased to $190.6 million, or 13.2% of net sales for fiscal 2013, from fiscal 2012 IBT of $160.1 million, or 12.9% of net sales. The increase in IBT as a percent of sales for the consumer segment resulted primarily from the impact of the 6.1% growth in organic sales combined with the impact of favorable acquisitions during fiscal 2013 versus fiscal 2012.

Income Tax Rate The effective income tax rate was 37.9% for fiscal 2013 compared to an effective income tax rate of 28.8% for fiscal 2012.

For the year ended May 31, 2013 and 2012, respectively, the effective tax rate reflected variances from the 35% federal statutory rate due to lower effective tax rates of certain of our foreign subsidiaries, the favorable impact of certain foreign operations on our U.S. taxes, lower valuation allowances on foreign tax credit carryforwards, the research and development tax credit and the benefit of the domestic manufacturing deduction. Additionally, the effective tax rate for both periods decreased as a result of a reduction in the United Kingdom income tax rate. Further the effective tax rate for the year ended May 31, 2012 decreased due to net reductions to our reserves for income tax contingencies, including interest thereon. These decreases in the effective tax rate were offset by state and local income taxes, non-deductible business operating expenses and the net impact of valuation allowances associated with certain foreign net operating losses.

Furthermore, for the year ended May 31, 2013, the effective tax rate differed from the federal statutory rate as a result of income tax benefits related to the company's strategic decision to reposition certain Brazilian business operations, offset by the tax effect of projected non-deductible costs associated with the DOJ and GSA accrual, net increases to our reserves for income tax contingencies, including interest thereon and increases in valuation allowances related to losses associated with our investments in Kemrock.

As of May 31, 2013, we have determined, based on the available evidence, that it is uncertain whether we will be able to recognize certain deferred tax assets. Therefore, we intend to maintain the tax valuation allowances for those deferred tax assets until sufficient positive evidence (for example, cumulative positive foreign earnings or additional foreign source income) exists to support their reversal. These valuation allowances relate to U.S. foreign tax credit carryforwards,

U.S. capital loss carryforwards, unrealized losses on securities, certain foreign net operating losses and net foreign deferred tax assets. A portion of the valuation allowance is associated with deferred tax assets recorded in purchase accounting for prior-year acquisitions.

Net Income Net income of $109.9 million for fiscal 2013 compares to net income of $233.8 million for fiscal 2012, or a decline of $123.9 million period-over-period, principally due to an adjustment for a $65.1 million accrual associated with an investigation of the RPM Building Solutions Group roofing contracts with the U.S. General Services Administration. The decline also reflects approximately $20.1 million in restructuring charges and the losses we recorded on our various investments in Kemrock, totaling $75.0 million after-tax. Our net margin on sales approximated 2.7% and 6.2% for the year ended May 31, 2013 and 2012, respectively. During the year ended May 31, 2013, we had net income from noncontrolling interests of $11.3 million versus $17.9 million during fiscal 2012. Net income attributable to RPM International Inc. stockholders was $98.6 million for the year ended May 31, 2013, versus $215.9 million for fiscal 2012, for a margin on net sales of 2.4% and 5.7% for fiscal 2013 and 2012, respectively.

Diluted earnings per share of common stock for fiscal 2013 of $0.74 compares with $1.65 for fiscal 2012.

Fiscal 2012 Compared with Fiscal 2011

Net Sales On a consolidated basis, net sales of $3,774.7 million for the fiscal year ended May 31, 2012 improved 11.7%, or $395.6 million, over net sales of $3,381.8 million during fiscal 2011. The organic growth in sales amounted to 8.6%, or $290.7 million, of the increase in fiscal 2012 net sales versus net sales for fiscal 2011, which includes volume-related improvements of approximately 5.7%, or $192.1 million, and the impact of favorable pricing initiatives of approximately 2.9% of fiscal 2011 net sales, or $97.3 million. These favorable pricing initiatives, including those across both of our reportable segments, were instituted primarily during periods prior to fiscal 2012 in order to offset escalating raw material costs. Also reflected in the fiscal 2012 8.6% growth in organic sales is the minor impact of favorable foreign exchange rates year-over-year, which amounted to approximately $1.3 million of the change in net sales from fiscal 2011. Ten small acquisitions, net of a product line divestiture, during fiscal 2012 provided 3.1% of net sales growth over fiscal 2011, or $104.9 million.

Industrial segment net sales, which comprised 67% of consolidated net sales for fiscal 2012, totaled $2,535.2 million, an increase of 12.2% from $2,259.8 million during fiscal 2011. This increase in the industrial segment's net sales reflects organic growth of 7.8%, including unit volume growth of approximately 5.0% and favorable pricing of approximately 2.8% of fiscal 2011 net sales. Eight small acquisitions provided 4.4% of this segment's fiscal 2012 growth in net sales versus net sales for fiscal 2011.

Consumer segment net sales, which comprised 33% of consolidated net sales for fiscal 2012, totaled $1,242.2 million, an increase of 10.7% from $1,122.0 million during fiscal 2011. The improvement in this segment resulted from organic growth in sales of 10.2%, including growth in unit volume sales approximating 7.0% of the fiscal 2011 net sales, the impact of fiscal 2012 price increases of approximately 3.0% of fiscal 2011 net sales, and the impact of favorable foreign exchange, which amounted to 0.2% of fiscal 2011 net sales. Two small product line acquisitions, net of one small divestiture, had a favorable impact of approximately 0.5% on this segment's net sales during fiscal 2012 versus fiscal 2011.

Gross Profit Margin Our consolidated gross profit margin declined to 40.8% of net sales for fiscal 2012 from 41.4% of net sales for fiscal 2011, despite our 5.7% growth in organic sales volume for fiscal 2012 versus fiscal 2011. The primary source of fiscal 2012 decline in gross profit margin was raw material costs, which were higher during fiscal 2012 versus fiscal 2011.

SG&A Our consolidated SG&A improved to 30.6% of net sales for fiscal 2012 compared with 31.3% of net sales for fiscal 2011. The 70 bps decrease in SG&A as a percent of net sales for fiscal 2012 versus fiscal 2011 primarily reflects the impact of the 8.6% organic growth in net sales. Other favorable reductions in SG&A resulted from reductions of insurance-related expenses, bad debt expense and warranty expense. We anticipate that warranty expense will likely continue to slowly decline over the next few years. Partially offsetting those improvements during fiscal 2012 was the combination of higher compensation and benefits expense, higher professional services expense and higher distribution expense during fiscal 2012 versus fiscal 2011.

Our industrial segment SG&A was approximately $71.8 million higher during fiscal 2012 versus fiscal 2011, but was slightly lower as a percentage of net sales, reflecting the favorable impact of the industrial segment's 7.8% growth in organic sales during fiscal 2012 versus fiscal 2011, combined with a decrease in warranty expense. Partially offsetting those improvements was the impact of higher employee compensation and benefit expense, in addition to higher legal and distribution expense for fiscal 2012 versus fiscal 2011.

Our consumer segment SG&A was approximately $16.1 million higher during fiscal 2012 versus fiscal 2011, but improved as a percentage of net sales in fiscal 2012 as compared with the same period a year ago, primarily reflecting the favorable margin impact of the 10.2% growth in organic sales during fiscal 2012 versus fiscal 2011. Bad debt expense was significantly lower during fiscal 2012, due to a fiscal 2011 write off of a customer in bankruptcy that did not recur in fiscal 2012. Partially offsetting those favorable impacts was the combination of higher employee compensation expense and distribution expense during fiscal 2012 versus fiscal 2011.

SG&A expenses in our corporate/other category increased by $9.4 million during fiscal 2012 to $46.4 million from $37.0 million during fiscal 2011. During fiscal 2011, there was the favorable impact from a reimbursement received from an outside service provider that did not recur in fiscal 2012, along with favorable self-insurance reserve adjustments during fiscal 2011 that did not recur during fiscal 2012. The increase in SG&A expense also reflects the combination of higher employee compensation and benefit expenses and higher acquisition-related expense. Partially offsetting those higher expenses was the combination of an insurance recovery during fiscal 2012 and lower consulting and legal expense during fiscal 2012 versus fiscal 2011.

We recorded total net periodic pension and postretirement benefit costs of $34.8 million and $35.0 million for fiscal 2012 and fiscal 2011, respectively. This slight decrease in pension expense of $0.2 million was primarily the result of a $5.2 million increase in service and interest cost during fiscal 2012 versus fiscal 2011, combined with $0.2 million of additional net actuarial losses incurred during fiscal 2012 versus fiscal 2011. A higher expected return on plan assets had a favorable impact on pension expense of approximately $5.6 million for fiscal 2012 versus fiscal 2011. We expect that pension expense will fluctuate on a year-to-year basis, depending primarily upon the investment performance of plan assets and potential changes in interest rates, but such changes are not expected to be material to our consolidated financial results.

Other (Income), Net Other income for fiscal 2012 of $9.6 million compares with other income of $2.4 million during fiscal 2011. The majority of other income of approximately $9.2 million and $2.3 million for fiscal 2012 and 2011, respectively, is recorded by our industrial segment. The remaining balance is recorded by our consumer segment.

Other income includes royalty income of $1.5 million and $1.2 million for fiscal 2012 and 2011, respectively. Also included is our equity in earnings of unconsolidated affiliates totaling approximately $8.1 million and $1.2 million for fiscal 2012 and 2011, respectively. Reflected in fiscal 2012 was an adjustment for our change in accounting for our investment in Kemrock from an available for sale security to the equity method. In relation to that change, approximately $4.6 million of net earnings was recorded during November 2011, which related to years prior to fiscal 2012.

Interest Expense Interest expense was $72.0 million for fiscal 2012 versus $65.4 million for fiscal 2011. Higher average borrowings, related to recent acquisitions, increased interest expense during fiscal 2012 by approximately $5.5 million versus fiscal 2011. Higher average borrowings year-over-year increased interest expense by approximately $2.2 million. Lower interest rates, which averaged 6.16% overall for fiscal 2012 compared with 6.32% for the same year of fiscal 2011, decreased interest expense by approximately $0.3 million during fiscal 2012 versus fiscal 2011. During fiscal 2011, we replaced our revolving credit facility with a new credit facility and wrote off all of the remaining $0.8 million in fees associated with the old revolving credit facility, which did not recur in fiscal 2012.

Investment (Income), Net Net investment income of $4.2 million during fiscal 2012 compares to net investment income of $15.7 million for fiscal 2011. Dividend and interest income totaled $6.7 million during fiscal 2012 and fiscal 2011. Net realized gains on the sales of investments resulted in a net loss of $0.9 million for fiscal 2012 versus a net gain of $9.7 million for fiscal 2011. Impairments recognized on securities that management has determined are other-than-temporary declines in value approximated $1.6 million for fiscal 2012, versus $0.7 million for fiscal 2011.

IBT Our consolidated pretax income fiscal 2012 of $328.3 million compares with pretax income of $295.1 million for fiscal 2011, which results in a pretax profit margin on net sales of 8.7% for both fiscal 2012 and fiscal 2011.

Our industrial segment had IBT of $278.7 million, for a profit margin on net sales of 11.0% for fiscal 2012, versus IBT of $232.5 million, for a profit margin on net sales of 10.3%, for fiscal 2011. The improvement in IBT as a percent of sales for the industrial segment resulted primarily from the recognition of this segment's equity in the earnings of its joint venture with Kemrock beginning with fiscal 2012, and a decrease in warranty expense during fiscal 2012 compared with fiscal 2011. Our consumer segment IBT increased to $160.1 million, or 12.9% of net sales for fiscal 2012, from the fiscal 2011 result of $146.0 million, or 13.0% of net sales. While organic sales for the consumer segment grew by 10.2% in fiscal 2012 from fiscal 2011, IBT as a percent of sales for the consumer segment remained relatively flat year-over-year from the impact of higher raw materials costs, higher compensation expense and higher distribution expense during fiscal 2012 versus fiscal 2011.

Income Tax Rate The effective income tax rate was 28.8% for the fiscal year ended May 31, 2012 compared to an effective income tax rate of 31.1% for fiscal 2011.

For fiscal 2012 and, to a lesser extent for fiscal 2011, the effective tax rate differed from the federal statutory rate principally due to lower effective tax rates of certain of our foreign subsidiaries and lower valuation allowances on foreign tax credit carryforwards. These decreases in taxes were partially offset by increases in tax as a result of the impact of non-deductible business operating expenses, state and local income taxes and provisions for valuation allowances associated with losses incurred by certain of our foreign businesses. Additionally, for the fiscal year ended May 31, 2012 decreases in the effective income tax rate resulted from a one-time benefit related to lower income tax rates in the United Kingdom and for net adjustments to reserves for contingencies, including interest thereon.

As of May 31, 2012, we have determined, based on the available evidence, that it is uncertain whether we will be able to recognize certain deferred tax assets. Therefore, we intend to maintain the tax valuation allowances recorded at May 31, 2012 for those deferred tax assets until sufficient positive evidence (for example, cumulative positive foreign earnings or additional foreign source income) exists to support their reversal. These valuation allowances relate to U.S. foreign tax credit carryforwards, certain foreign net operating losses and net foreign deferred tax assets. A portion of the valuation allowance is associated with deferred tax assets recorded in purchase accounting for prior-year acquisitions.

Net Income Net income of $233.8 million for fiscal 2012 compares to net income of $203.2 million for fiscal 2011. This results in a net margin on sales of 6.2% and 6.0% for fiscal 2012 and fiscal 2011, respectively. While organic sales grew by 8.6% during fiscal 2012 versus net sales for fiscal 2011, raw material costs and employee compensation, distribution and acquisition-related expenses were higher during fiscal 2012 versus fiscal 2011. During the year ended May 31, 2012, we had net income from noncontrolling interests of $17.9 million versus $14.1 million during fiscal 2011. Net income attributable to RPM International Inc. stockholders was $215.9 million for the fiscal year ended May 31, 2012, versus $189.1 million for fiscal 2011, for a margin on net sales of 5.7% and 5.6% for fiscal 2012 and 2011, respectively.

Diluted earnings per share of common stock for fiscal 2012 of $1.65 compares with $1.45 for fiscal 2011.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Operating activities provided cash flow of $368.5 million for fiscal 2013 compared with $294.9 million during fiscal 2012, resulting in a net increase in cash of $73.6 million during fiscal 2013 versus fiscal 2012.

The net change in cash from operations includes the change in net income, which decreased by $123.9 million during fiscal 2013 versus fiscal 2012. Reflected in net income for fiscal 2013 are $184.8 million of one-time charges. The non-cash charges include a charge of $65.1 million resulting from our estimated accrual for a loss contingency; a charge of $51.1 million in write downs associated with our various investments in Kemrock; and $20.1 million in restructuring charges. Other items impacting the net change in cash from operations included items adjusting net income for non-cash expenses and income, which increased cash flows by approximately $120.1 million more during fiscal 2013 versus fiscal 2012; and changes in working capital accounts and all other accruals, which increased cash flows by $77.4 million during fiscal 2013 period versus fiscal 2012.

The increase in accounts receivable during fiscal 2013 used cash of $7.6 million during fiscal 2013 versus the $1.0 million of cash generated by accounts receivable during fiscal 2012, or approximately $8.6 million more cash used year-over-year. This resulted from the geographical mix of sales and from the timing of sales and collections on accounts receivable. Days sales outstanding at May 31, 2013 decreased slightly to 57.5 days from 58.1 days sales outstanding at May 31, 2012.

Inventory balances used $40.0 million of cash during fiscal 2013, compared with cash generated of $7.1 million during fiscal 2012, or $47.1 million more cash used year-over-year. Days of inventory outstanding at May 31, 2013 increased to 74.2 days from 68.8 days of inventory outstanding at May 31, 2012.

The current year-to-date change in accounts payable generated $58.4 million more cash during fiscal 2013 compared to fiscal 2012, resulting from a change in the timing of certain payments. Accrued compensation and benefits used approximately $10.4 million more cash during fiscal 2013 versus fiscal 2012, as there were higher bonus payments made during fiscal 2013 versus fiscal 2012. Other accruals and prepaids, including those for other short-term and long-term items and changes, used $26.9 million more cash during fiscal 2013 versus fiscal 2012, due to changes in the timing of such payments.

As previously disclosed, we recorded a $68.8 million accrual during the quarter ended February 28, 2013 associated with settlement discussions with the DOJ and the GSA aimed at resolving an existing investigation. Following discussions with the DOJ and the GSA in December 2012, we developed and made an initial settlement proposal to the DOJ and the GSA in January 2013. The DOJ and the GSA responded with a counter-proposal in March 2013. Since that time, the parties have been engaged in further negotiations, and we now have an agreement-in-principle with the DOJ and the GSA Office of Inspector General regarding this matter. Assuming that a settlement agreement is finalized, we expect to pay a total of approximately $65.1 million in order to resolve the issues arising out of this investigation and other related costs. We are currently finalizing the terms of a settlement agreement with the DOJ, which we expect to sign during the first quarter of fiscal 2014.

Cash provided from operations, along with the use of available credit lines, as required, remain our primary sources of liquidity.

Investing Activities

Capital expenditures, other than for ordinary repairs and replacements, are made to accommodate our continued growth to achieve production and distribution efficiencies, expand capacity, introduce new technology, improve environmental health and safety capabilities, improve information systems, and enhance our administration capabilities. Capital expenditures of $91.4 million during fiscal 2013 compare with depreciation of $55.7 million. Our capital spending levels currently exceed depreciation expense, and we expect that trend to continue into fiscal 2014. We believe our current production capacity, along with moderate plant modifications or additions will be adequate to meet our immediate needs based on anticipated growth rates. Not reflected in our capital expenditures is the capacity added through our recent acquisitions of product lines and businesses, which totaled approximately $46.3 million during fiscal 2013. We anticipate that additional shifts at our production facilities, coupled with the capacity added through acquisition activity and our planned increase in future capital spending levels, will enable us to meet increased demand during fiscal 2014.

Our captive insurance companies invest their excess cash in marketable securities in the ordinary course of conducting their operations, and this activity will continue. Differences in the amounts related to these activities on a year-over-year basis are primarily attributable to differences in the timing and performance of their investments balanced against amounts required to satisfy claims. At May 31, 2013, the fair value of our investments in marketable securities totaled $113.1 million, of which investments with a fair value of $36.6 million were in an unrealized loss position. The fair value of our portfolio of marketable securities is based on quoted market prices for identical, or similar, instruments in active or non-active markets or model-derived-valuations with observable inputs. We have no marketable securities whose fair value is subject to unobservable inputs. At May 31, 2012, the fair value of our investments in marketable securities totaled $120.1 million, of which investments with a fair value of $43.8 million were in an unrealized loss position. Total pretax unrealized losses recorded in accumulated other comprehensive income at May 31, 2013 and 2012 were $1.0 million and $3.1 million, respectively.

We regularly review our marketable securities in unrealized loss positions in order to determine whether or not we have the ability and intent to hold these investments. That determination is based upon the severity and duration of the decline, in addition to our evaluation of the cash flow requirements of our businesses. Unrealized losses at May 31, 2013 were generally related to the normal volatility in valuations over the past several months for a portion of our portfolio of investments in marketable securities. The unrealized losses generally relate to investments whose fair values at May 31, 2013 were less than 15% below their original cost or that have been in a loss position for less than nine consecutive months. If we were to experience unrealized losses that were to continue for longer periods of time, or arise to more significant levels of unrealized losses within our portfolio of investments in marketable securities in the future, we may recognize additional other-than-temporary impairment losses. Such potential losses could have a material impact on our results of operations in any given reporting period. As such, we continue to closely evaluate the status of our investments and our ability and intent to hold these investments.

As of May 31, 2013, approximately 85% of our consolidated cash and cash equivalents were held at various foreign subsidiaries. Currently, the funds held at our foreign subsidiaries are considered permanently reinvested to be used, for instance, to expand operations organically or for acquisitions in foreign jurisdictions. Our operations in the U.S. generate sufficient cash flow to satisfy U.S. operating requirements. Although we do not intend to repatriate any significant amounts of these cash balances to the U.S. in the foreseeable future, any repatriation of these balances could be subject to governmental restrictions and U.S. and foreign taxes. However, a portion of the foreign earnings have previously been subject to U.S. taxation and could be repatriated to the U.S. with little or no residual tax impact. We believe that the tax impact of repatriating these previously taxed earnings to the U.S. would not have a material impact on our financial results.

As previously stated, we intend to permanently reinvest the cash and cash equivalents held at our various foreign subsidiaries for foreign expansion and other uses. Due to the uncertainties and complexities involved in the various options for repatriation of foreign cash, including any associated governmental or other restrictions, it is not practicable to calculate the deferred taxes associated with the remittance of these cash balances.

Financing Activities

As a result of the Specialty Products Holding Corp. ("SPHC") bankruptcy filing, our access to the cash flows of SPHC and its subsidiaries has been restricted. However, the bankruptcy filing has not resulted in any reductions in our credit ratings by Moody's Investor Service, Standard & Poors or Fitch Ratings. Therefore, we feel this has not adversely impacted our ability to gain access to capital.

Our available liquidity, including our cash and cash equivalents and amounts available under our committed credit facilities, stood at $1.1 billion at May 31, 2013. Our debt-to-capital ratio was 53.4% at May 31, 2013, compared with 48.5% at May 31, 2012.

6.25% Notes due 2013

On December 15, 2013, our $200 million 6.25% senior notes will mature. It is our intent to refinance this debt with funds available from our 5-year $600 million revolving credit agreement, which has a maturity date of June 29, 2017. As a result, the senior notes are classified as long-term debt at May 31, 2013. As of May 31, 2013, the available credit on our revolving credit agreement was $592 million.

3.45% Notes due 2022

On October 23, 2012, we sold $300 million aggregated principal amount of 3.45% Notes due 2022 (the "New Notes"). The net proceeds of $297.7 million from the offering of the New Notes were used to repay short-term borrowings outstanding under our $600 million revolving credit facility.

6.125% Notes due 2019

On October 9, 2009, we sold $300.0 million aggregate principal amount of 6.125% Notes due 2019 (the "Notes"). The net proceeds from the offering of the Notes were used to repay $163.7 million in principal amount of our unsecured notes due October 15, 2009, and approximately $120.0 million in principal amount of short-term borrowings outstanding under our accounts receivable securitization program. The balance of the net proceeds was used for general corporate purposes.

On May 27, 2011, we issued and sold an additional $150.0 million aggregate principal amount of the Notes. The offering was priced at 108.09% of the $150.0 million principal amount of Notes, together with accrued interest up to, but excluding the closing date, and at that price the Notes have a yield to maturity of 4.934%. The net proceeds of $162.1 million were used for general corporate purposes, including working capital and potential acquisitions of complementary businesses or other assets.

Revolving Credit Agreement

On June 29, 2012, we entered into an unsecured syndicated revolving credit facility (the "Credit Facility") with a group of banks. The Credit Facility expires on June 29, 2017 and provides for a five-year $600.0 million revolving credit facility, which includes sublimits for the issuance of $50.0 million in swingline loans, which are comparatively short-term loans used for working capital purposes, and letters of credit. The aggregate maximum principal amount of the commitments under the Credit Facility may be expanded upon our request, subject to certain conditions, to $800.0 million. The Credit Facility is available to refinance existing indebtedness, to finance working capital and capital expenditure needs, and for general corporate purposes.

The Credit Facility requires us to comply with various customary affirmative and negative covenants, including a leverage covenant and interest coverage ratio. Under the terms of the leverage covenant, we may not permit our consolidated indebtedness as of any fiscal quarter end to exceed 60% of the sum of such indebtedness and our consolidated shareholders' equity on such date. The minimum required consolidated interest coverage ratio for EBITDA to interest expense is 3.50 to 1. The interest coverage ratio is calculated at the end of each fiscal quarter for the four fiscal quarters then ended.

As of May 31, 2013, we were in compliance with all covenants contained in our Credit Facility, including the leverage and interest coverage ratio covenants. At that date, our leverage ratio was 53.5%, while our interest coverage ratio was 5.37 to 1.

Our access to funds under our Credit Facility is dependent on the ability of the financial institutions that are parties to the Credit Facility to meet their funding commitments. Those financial institutions may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time. Moreover, the obligations of the financial institutions under our Credit Facility are several and not joint and, as a result, a funding default by one or more institutions does not need to be made up by the others.

Accounts Receivable Securitization Program

On May 31, 2011, we entered into Amendment No. 5 to our Receivables Purchase Agreement, dated April 7, 2009. Amendment No. 5 extends the term of our accounts receivable securitization program (the "AR Program") to May 30, 2014, subject to possible earlier termination upon the occurrence of certain events. Pricing continues to be based on the Alternate Base Rate, a LIBOR market index rate or LIBOR for a specified tranche period plus a margin of 1.0%. This margin will increase to 1.25% if we do not maintain our public debt rating of at least BB+/Ba1/BB+ from any two of Standard & Poor's, Moody's or Fitch. In addition, a monthly unused fee is payable to the purchasers. Amendment No. 5 also modified or eliminated certain of the financial covenants under the AR Program. Under the terms of the amended AR Program, we may not permit our consolidated indebtedness calculated on the last day of each fiscal quarter to exceed 60% of the sum of such indebtedness and our consolidated shareholders' equity on such date. The interest coverage ratio covenant continues to require that we not permit the ratio, calculated at the end of each fiscal quarter for the four fiscal quarters then ended, of EBITDA to interest expense for such period to be less than 3.5 to 1. Finally, the fixed charge coverage ratio covenant under the pre-amended AR Program has been deleted. The financial tests that remain in the AR Program are substantially identical to the financial covenants contained in our Credit Facility. There were no outstanding borrowings under this facility as of May 31, 2013.

Our failure to comply with the covenants described above and other covenants contained in the Credit Facility could result in an event of default under that agreement, entitling the lenders to, among other things, declare the entire amount outstanding under the Credit Facility to be due and payable. The instruments governing our other outstanding indebtedness generally include cross-default provisions that provide that under certain circumstances, an event of default that results in acceleration of our indebtedness under the Credit Facility will entitle the holders of such other indebtedness to declare amounts outstanding immediately due and payable.

We are exposed to market risk associated with interest rates. We do not use financial derivative instruments for trading purposes, nor do we engage in foreign currency, commodity or interest rate speculation. Concurrent with the issuance of our 6.7% Senior Unsecured Notes, RPM United Kingdom G.P. entered into a cross currency swap, which fixed the interest and principal payments in euros for the life of the 6.7% Senior Unsecured Notes and resulted in an effective euro fixed rate borrowing of 5.31%.

The following table summarizes our financial obligations and their expected maturities at May 31, 2013 and the effect such obligations are expected to have on our liquidity and cash flow in the periods indicated.

Contractual Obligations

(In thousands)	Total Contractual Payment Stream	Payments Due In			
		2014	2015-16	2017-18	After 2018
Long-term debt obligations	$ 1,373,697	$ 204,521	$ 152,144	$ 256,651	$ 760,381
Capital lease obligations	1,779	642	1,078	59	
Operating lease obligations	191,854	43,379	61,990	34,651	51,834
Other long-term liabilities[1]:					
Interest payments on long-term debt obligations	394,616	75,296	121,275	108,325	89,720
Contributions to pension and postretirement plans[2]	333,700	35,900	95,800	89,800	112,200
Total	$ 2,295,646	$ 359,738	$ 432,287	$ 489,486	$ 1,014,135

(1) Excluded from other long-term liabilities are our gross long-term liabilities for unrecognized tax benefits, which totaled $14.4 million at May 31, 2013. Currently, we cannot predict with reasonable reliability the timing of cash settlements to the respective taxing authorities related to these liabilities.

(2) These amounts represent our estimated cash contributions to be made in the periods indicated for our pension and postretirement plans, assuming no actuarial gains or losses, assumption changes or plan changes occur in any period. The projection results assume the required minimum contribution will be contributed.

The U.S. dollar fluctuated throughout the year, and was moderately stronger against other major currencies where we conduct operations at the fiscal year end versus the previous year end, causing an unfavorable change in the accumulated other comprehensive income (loss) (refer to Note J to the Consolidated Financial Statements) component of stockholders' equity of $15.9 million this year versus an unfavorable change of $89.9 million last year. The change in fiscal 2013 was in addition to favorable (unfavorable) net changes of $30.6 million, $(0.04) million and $3.9 million related to adjustments required for minimum pension and other postretirement liabilities, unrealized gains on derivatives and unrealized gains on securities, respectively.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet financings, other than the minimum operating lease commitments included in the above Contractual Obligations table and further described in Note L, "Leases," to the Consolidated Financial Statements. We have no subsidiaries that are not included in our financial statements, nor do we have any interests in, or relationships with, any special purpose entities that are not reflected in our financial statements. At the end of fiscal 2010, we deconsolidated our wholly owned subsidiary, SPHC, and its subsidiaries, from our balance sheet and eliminated the results of SPHC's operations from our operations beginning on May 31, 2010. We account for our investment in SPHC, which had no value at May 31, 2013 and 2012, under the cost method (refer to Note A(2) to the Consolidated Financial Statements).

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency exchange rates because we fund our operations through long- and short-term borrowings and denominate our business transactions in a variety of foreign currencies. We utilize a sensitivity analysis to measure the potential loss in earnings based on a hypothetical 1% increase in interest rates and a 10% change in foreign currency rates. A summary of our primary market risk exposures follows.

Interest Rate Risk

Our primary interest rate risk exposure results from our floating rate debt, including various revolving and other lines of credit (refer to Note F, "Borrowings," to the Consolidated Financial Statements). At May 31, 2013, approximately 1.0% of our debt was subject to floating interest rates.

If interest rates were to increase 100 bps from May 31, 2013 and, assuming no changes in debt from the May 31, 2013 levels, the additional annual interest expense would amount to approximately $0.2 million on a pretax basis. A similar increase in interest rates in fiscal 2012 would have resulted in approximately $0.5 million in additional interest expense.

All derivative instruments are recognized on the balance sheet and measured at fair value. Changes in the fair values of derivative instruments that do not qualify as hedges and/or any ineffective portion of hedges are recognized as a gain or loss in our Consolidated Statement of Income in the current period. Changes in the fair value of derivative instruments used effectively as fair value hedges are recognized in earnings (losses), along with the change in the value of the hedged item. Such derivative transactions are accounted for in accordance with Accounting Standards Codification ("ASC") 815, "Derivatives and Hedging." We do not hold or issue derivative instruments for speculative purposes.

Foreign Currency Risk

Our foreign sales and results of operations are subject to the impact of foreign currency fluctuations (refer to Note A, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements). As most of our foreign operations are in countries with fairly stable currencies, such as Belgium, Brazil, Canada, France, Germany, the Netherlands and the United Kingdom, this effect has not generally been material. In addition, foreign debt is denominated in the respective foreign currency, thereby eliminating any related translation impact on earnings.

If the U.S. dollar continues to strengthen, our foreign results of operations will be unfavorably impacted, but the effect is not expected to be material. A 10% change in foreign currency exchange rates would not have resulted in a material impact to net income for the years ended May 31, 2013 and 2012. We do not currently hedge against the risk of exchange rate fluctuations.

FORWARD-LOOKING STATEMENTS

The foregoing discussion includes forward-looking statements relating to our business. These forward-looking statements, or other statements made by us, are made based on our expectations and beliefs concerning future events impacting us and are subject to uncertainties and factors (including those specified below), which are difficult to predict and, in many instances, are beyond our control. As a result, our actual results could differ materially from those expressed in or implied by any such forward-looking statements. These uncertainties and factors include (a) global markets and general economic conditions, including uncertainties surrounding the volatility in financial markets, the availability of capital and the effect of changes in interest rates, and the viability of banks and other financial institutions; (b) the prices, supply and capacity of raw materials, including assorted pigments, resins, solvents, and other natural gas- and oil-based materials; packaging, including plastic containers; and transportation services, including fuel surcharges; (c) continued growth in demand for our products; (d) legal, environmental and litigation risks inherent in our construction and chemicals businesses and risks related to the adequacy of our insurance coverage for such matters; (e) the effect of changes in interest rates; (f) the effect of fluctuations in currency exchange rates upon our foreign operations; (g) the effect of non-currency risks of investing in and conducting operations in foreign countries, including those relating to domestic and international political, social, economic and regulatory factors; (h) risks and uncertainties associated with our ongoing acquisition and divestiture activities; (i) risks related to the adequacy of our contingent liability reserves; (j) risks and uncertainties associated with the SPHC bankruptcy proceedings; and (k) other risks detailed in our filings with the Securities and Exchange Commission, including the risk factors set forth in our Annual Report on Form 10-K for the year ended May 31, 2013, as the same may be updated from time to time. We do not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the filing date of this document.

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

May 31,	2013	2012
Assets		
Current Assets		
Cash and cash equivalents	$ 343,554	$ 315,968
Trade accounts receivable (less allowances of $28,904 and $26,507, respectively)	787,517	745,541
Inventories	548,680	489,978
Deferred income taxes	36,565	18,752
Prepaid expenses and other current assets	169,956	167,080
Total current assets	1,886,272	1,737,319
Property, Plant and Equipment, at Cost	1,128,123	1,050,965
Allowance for depreciation and amortization	(635,760)	(632,133)
Property, plant and equipment, net	492,363	418,832
Other Assets		
Goodwill	1,113,831	849,346
Other intangible assets, net of amortization	459,613	345,620
Other	163,447	210,696
Total other assets	1,736,891	1,405,662
Total Assets	$ 4,115,526	$ 3,561,813
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	$ 478,185	$ 391,467
Current portion of long-term debt	4,521	2,584
Accrued compensation and benefits	154,844	157,298
Accrued loss reserves	27,591	28,880
Other accrued liabilities	262,889	144,911
Total current liabilities	928,030	725,140
Long-Term Liabilities		
Long-term debt, less current maturities	1,369,176	1,112,952
Other long-term liabilities	417,160	381,619
Deferred income taxes	46,227	28,119
Total long-term liabilities	1,832,563	1,522,690
Stockholders' Equity		
Preferred stock, par value $0.01; authorized 50,000 shares; none issued		
Common stock, par value $0.01; authorized 300,000 shares; issued 136,913 and outstanding 132,596 as of May 2013; issued 135,741 and outstanding 131,555 as of May 2012	1,326	1,316
Paid-in capital	763,505	742,895
Treasury stock, at cost	(72,494)	(69,480)
Accumulated other comprehensive (loss)	(159,253)	(177,893)
Retained earnings	667,774	686,818
Total RPM International Inc. stockholders' equity	1,200,858	1,183,656
Noncontrolling interest	154,075	130,327
Total Equity	1,354,933	1,313,983
Total Liabilities and Stockholders' Equity	$ 4,115,526	$ 3,561,813

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

Year Ended May 31,	2013	2012	2011
Net Sales	$ 4,078,655	$ 3,777,416	$ 3,381,841
Cost of Sales	2,375,936	2,235,153	1,980,974
Gross Profit	1,702,719	1,542,263	1,400,867
Selling, General and Administrative Expenses	1,309,235	1,155,714	1,058,466
Estimated Loss Contingency	65,134	-	-
Restructuring Expense	20,072	-	-
Interest Expense	79,846	72,045	65,427
Investment (Income), Net	(6,178)	(4,186)	(15,682)
Other Expense (Income), Net	57,719	(9,599)	(2,397)
Income Before Income Taxes	176,891	328,289	295,053
Provision for Income Taxes	67,040	94,526	91,885
Net Income	109,851	233,763	203,168
Less: Net Income Attributable to Noncontrolling Interests	11,248	17,827	14,110
Net Income Attributable to RPM International Inc. Stockholders	$ 98,603	$ 215,936	$ 189,058
Average Number of Shares of Common Stock Outstanding:			
Basic	128,956	128,130	127,403
Diluted	129,801	128,717	128,066
Earnings per Share of Common Stock Attributable to RPM International Inc. Stockholders:			
Basic	$ 0.75	$ 1.65	$ 1.46
Diluted	$ 0.74	$ 1.65	$ 1.45
Cash Dividends Declared per Share of Common Stock	$ 0.890	$ 0.855	$ 0.835

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

Year Ended May 31,	2013	2012	2011
Net Income	$ 109,851	$ 233,763	$ 203,168
Other Comprehensive Income, Before Tax:			
Foreign Currency Translation Adjustments	(7,963)	(112,668)	111,900
Pension and Other Postretirement Benefit Liabilities			
Net Loss Arising During the Period	27,514	(138,634)	4,405
Less: Amortization of Prior Service Cost Included in Net Periodic Pension Cost	310	276	284
Less: Amortization or Settlement Recognition of Net Gain (Loss)	20,412	10,693	10,346
Effect of Exchange Rates on Amounts Included for Pensions	529	4,500	(4,767)
Pension and Other Postretirement Benefit Liability Adjustments	48,765	(123,165)	10,268
Unrealized Gains on Available-For-Sale Securities			
Unrealized Holding Gains During the Period	7,967	(21,030)	13,305
Less: Reclassification Adjustments for Gains Included in Net Income	(1,953)	1,043	(5,676)
Unrealized Gain (Loss) on Securities	6,014	(19,987)	7,629
Unrealized Gain (Loss) on Derivatives	(15)	(6,590)	7,276
Other Comprehensive Income, Before Tax	46,801	(262,410)	137,073
Income Tax Expense Related to Components of Other Comprehensive Income	(19,470)	50,565	(8,116)
Other Comprehensive Income, After Tax	27,331	(211,845)	128,957
Comprehensive Income	137,182	21,918	332,125
Less: Comprehensive Income Attributable to Noncontrolling Interests	19,939	(10,052)	29,203
Comprehensive Income Attributable to RPM International Inc. Stockholders	$ 117,243	$ 31,970	$ 302,922

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Year Ended May 31,	2013	2012	2011
Cash Flows From Operating Activities:			
Net income	$ 109,851	$ 233,763	$ 203,168
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	55,715	51,939	52,385
Amortization	28,029	21,759	20,368
Impairment on investment in Kemrock	51,092		
Estimated loss contingency	65,134		
Asset impairment charge	7,416		
Other-than-temporary impairments on marketable securities	14,279	1,604	693
Deferred income taxes	(40,991)	(7,088)	7,708
Stock-based compensation expense	17,145	13,904	12,282
Other	(2,190)	(6,590)	(1,086)
Changes in assets and liabilities, net of effect from purchases and sales of businesses:			
Decrease (increase) in receivables	(7,639)	980	(70,440)
Decrease (increase) in inventory	(40,039)	7,115	(71,523)
Decrease (increase) in prepaid expenses and other current and long-term assets	7,045	14,948	(22,645)
Increase in accounts payable	72,070	13,635	55,896
(Decrease) increase in accrued compensation and benefits	(7,402)	3,016	19,564
(Decrease) in accrued loss reserves	(1,873)	(5,712)	(8,198)
Increase in other accrued liabilities	28,474	47,508	41,263
Other	12,338	(95,909)	(1,269)
Cash From Operating Activities	368,454	294,872	238,166
Cash Flows From Investing Activities:			
Capital expenditures	(91,367)	(71,615)	(39,826)
Acquisition of businesses, net of cash acquired	(397,425)	(163,414)	(38,972)
Purchase of marketable securities	(106,301)	(69,824)	(92,060)
Proceeds from sales of marketable securities	103,501	51,415	77,035
Proceeds from sales of assets and businesses	128	2,171	1,301
Investment in unconsolidated affiliates		(31,842)	(9,315)
Other	14,060	15,787	(4,103)
Cash (Used For) Investing Activities	(477,404)	(267,322)	(105,940)
Cash Flows From Financing Activities:			
Additions to long-term and short-term debt	300,902	27,894	200,499
Reductions of long-term and short-term debt	(49,376)	(36,128)	(24,502)
Cash dividends	(117,647)	(112,153)	(108,585)
Repurchase of stock	(3,013)	(6,985)	(21,811)
Exercise of stock options	7,284	9,931	12,116
Cash From (Used For) Financing Activities	138,150	(117,441)	57,717
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,614)	(29,152)	29,713
Net Change in Cash and Cash Equivalents	27,586	(119,043)	219,656
Cash and Cash Equivalents at Beginning of Period	315,968	435,011	215,355
Cash and Cash Equivalents at End of Period	$ 343,554	$ 315,968	$ 435,011
Supplemental Disclosures of Cash Flows Information:			
Cash paid during the year for:			
Interest	$ 77,869	$ 70,517	$ 62,892
Income taxes	$ 106,043	$ 96,067	$ 65,935
Supplemental Schedule of Non-Cash Investing and Financing Activities:			
Debt from business combinations	$ 1,377	$ 3,858	$ -

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock		
	Number of Shares	Par/Stated Value	Paid-In Capital
Balance at June 1, 2010	129,918	$ 1,299	$ 724,089
Net income	-	-	-
Other comprehensive income	-	-	-
Dividends paid	-	-	-
Other noncontrolling interest activity	-	-	(13,233)
Shares repurchased	(1,036)	(10)	10
Stock option exercises	784	8	10,397
Stock option compensation	-	-	3,855
Restricted stock award compensation	914	9	10,127
Balance at May 31, 2011	130,580	1,306	735,245
Net income	-	-	-
Other comprehensive income	-	-	-
Dividends paid	-	-	-
Other noncontrolling interest activity	-	-	(16,175)
Shares repurchased	(165)	(2)	2
Stock option exercises	577	6	7,311
Stock option compensation	-	-	3,991
Restricted stock award compensation	563	6	12,521
Balance at May 31, 2012	131,555	1,316	742,895
Net income	-	-	-
Other comprehensive income	-	-	-
Dividends paid	-	-	-
Other noncontrolling interest activity	-	-	(3,809)
Stock option exercises	431	4	4,788
Stock option compensation	-	-	1,318
Restricted stock award compensation	610	6	18,313
Balance at May 31, 2013	132,596	$ 1,326	$ 763,505

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Treasury Stock	Accumulated Other Comprehensive Income/(Loss)	Retained Earnings	Total RPM International Inc. Equity	Non-Controlling Interests	Total Equity
$ (40,686)	$ (107,791)	$ 502,562	$ 1,079,473	$ 81,768	$ 1,161,241
-	-	189,058	189,058	14,110	203,168
-	113,864	-	113,864	15,093	128,957
-	-	(108,585)	(108,585)	-	(108,585)
-	-	-	(13,233)	13,233	-
(17,948)	-	-	(17,948)	-	(17,948)
(507)	-	-	9,898	-	9,898
-	-	-	3,855	-	3,855
(3,354)	-	-	6,782	-	6,782
(62,495)	6,073	583,035	1,263,164	124,204	1,387,368
-	-	215,936	215,936	17,827	233,763
-	(183,966)	-	(183,966)	(27,879)	(211,845)
-	-	(112,153)	(112,153)	-	(112,153)
-	-	-	(16,175)	16,175	-
(3,008)	-	-	(3,008)	-	(3,008)
(718)	-	-	6,599	-	6,599
-	-	-	3,991	-	3,991
(3,259)	-	-	9,268	-	9,268
(69,480)	(177,893)	686,818	1,183,656	130,327	1,313,983
-	-	98,603	98,603	11,248	109,851
-	18,640	-	18,640	8,691	27,331
-	-	(117,647)	(117,647)	-	(117,647)
-	-	-	(3,809)	3,809	-
(1,934)	-	-	2,858	-	2,858
-	-	-	1,318	-	1,318
(1,080)	-	-	17,239	-	17,239
$ (72,494)	$ (159,253)	$ 667,774	$ 1,200,858	$ 154,075	$ 1,354,933

Notes to Consolidated Financial Statements
May 31, 2013, 2012, 2011

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1) Consolidation, Noncontrolling Interests and Basis of Presentation

Our financial statements include all of our majority-owned subsidiaries, except for certain subsidiaries that were deconsolidated on May 31, 2010 (please refer to Note A(2)). We account for our investments in less-than-majority-owned joint ventures, for which we have the ability to exercise significant influence, under the equity method. Effects of transactions between related companies, except for certain subsidiaries that were deconsolidated, are eliminated in consolidation.

Our business is dependent on external weather factors. Historically, we have experienced strong sales and net income in our first, second and fourth fiscal quarters comprising the three-month periods ending August 31, November 30 and May 31, respectively, with weaker performance in our third fiscal quarter (December through February).

Certain reclassifications have been made to prior-year amounts to conform to the current-year presentation. Refer to Note P and Note D for a discussion of reclassifications made to other accrued liabilities – current and other long-term liabilities, and marketable securities, respectively, as of May 31, 2012.

Noncontrolling interests are presented in our Consolidated Financial Statements as if parent company investors (controlling interests) and other minority investors (noncontrolling interests) in partially owned subsidiaries have similar economic interests in a single entity. As a result, investments in noncontrolling interests are reported as equity in our Consolidated Financial Statements. Additionally, our Consolidated Financial Statements include 100% of a controlled subsidiary's earnings, rather than only our share. Transactions between the parent company and noncontrolling interests are reported in equity as transactions between stockholders, provided that these transactions do not create a change in control.

During the second quarter of fiscal 2012, we increased our ownership in Kemrock Industries and Exports Limited ("Kemrock") to over 20% of Kemrock's outstanding shares of common stock. At that time, and as a result of our ownership exceeding 20% of their outstanding shares, we changed our method of accounting for our investment in Kemrock stock from an available for sale security to the equity method.

Additionally, during fiscal 2012, we entered into three other, separate agreements with Kemrock. First, we agreed to loan Kemrock $15.0 million, which was to be repaid in cash, or alternatively, goods and commercial materials, no later than September 15, 2012. The loan is classified as a note receivable and is included in prepaid and other current assets in our Consolidated Balance Sheet. Second, we entered into a global depository receipt ("GDR") Purchase Agreement with Kemrock, whereby we purchased 693,072 GDRs of Kemrock for an aggregate purchase price of approximately $7.2 million. The GDRs are included in our investment in Kemrock, which had a carrying value at the end of fiscal 2012 of $42.2 million, and are classified as other long-term assets in our Consolidated Balance Sheet. Lastly, during fiscal 2012 we invested $22.7 million in 5.5% convertible bonds issued by Kemrock. The bonds are convertible into ordinary shares or GDRs each representing one ordinary share of Kemrock stock, and may be converted at any time on or after June 4, 2012 and up to the close of business on June 12, 2017. Our investment in Kemrock's convertible bonds is accounted for as an available-for-sale security and is classified in other long-term assets in our Consolidated Balance Sheet. The convertible feature embedded in the convertible bonds is accounted for as a derivative under the guidance in ASC 815, "Derivatives and Hedging."

At the time of our investment in Kemrock's convertible bonds, Kemrock was in the midst of major capital expansion for new projects and upcoming technologies, and there were no indications of any adverse business, economic, competitive, or market factors. However, on August 8, 2012, the price of Kemrock's common stock plunged below our carrying value, declining by approximately 40% from its May 31, 2012 per share price of 531.0 rupees. We later learned that the dramatic drop in Kemrock's stock price was related to Kemrock's announcement of declining sales and income, a liquidity problem at Kemrock that stemmed from its explosive growth, combined with the overall tightening of lending practices of banks and credit markets in India. At that time, we also learned that Kemrock was in the process of renegotiating its credit agreements with its banks. Compounding these difficulties for Kemrock was the deterioration in the exchange rate of the Indian rupee against the U.S. dollar and euro, which had a negative impact on Kemrock's gross profit margin and cash flow due to its procurement of the majority of its raw material supplies outside of India, but sales of its products in Indian rupees. The market value of shares of Kemrock common stock continued to decline significantly, and dropped from 531.0 rupees per share as of May 31, 2012 to 56.70 rupees per share as of November 30, 2012; the majority of which began to occur during the month of August 2012. As of May 31, 2013, the market value of shares of Kemrock common stock continued its decline to 43.85 rupees per share.

We account for our equity method investment in Kemrock under ASC 323, "Investments – Equity Method and Joint Ventures." As outlined in ASC 323-10-35-32, a decline in the quoted market price below the carrying amount, when combined with other evidence of a loss in value, may be indicative of a loss in value that is other than temporary. Acting upon the premise that a write-down may be required, we considered all available evidence to evaluate the realizable value of our equity investment, including the decline in the market price of shares of Kemrock stock, the financial condition and near term prospects of Kemrock, and the overall economic situation in India. As a result of these factors, we determined that it was appropriate to record an impairment loss during the three months ended August 31, 2012 of approximately $32.1 million of our equity method investment. As the value of the embedded conversion derivative is directly correlated to the market value of Kemrock stock, we wrote-down the embedded conversion feature derivative and recorded an approximate $8.2 million charge to earnings during the three months ended August 31, 2012.

After further monitoring of the economic environment in India and the continued declines in the price of Kemrock common stock during the three months ended November 30, 2012, we determined that it was appropriate to write off the remaining value of the convertible feature embedded in our investment in Kemrock convertible bonds, approximating $0.8 million, and the remaining equity investment in Kemrock, approximating $10.1 million, which represented our proportionate share of Kemrock losses under the equity method of accounting and the significant decline in the price of Kemrock stock during that time frame. The losses are classified in other (income) expense, net in our Consolidated Statements of Income. Please see Note A(16) for additional information.

As of May 31, 2013, Kemrock had repaid approximately $6.0 million of the original $15.0 million loan. We do not anticipate that we will receive any further payments on this loan, and therefore we recorded a loss of $4.0 million during our fourth quarter ended May 31, 2013, which was in addition to the loss of $5.0 million previously recorded for the amount deemed uncollectible during our first quarter ended August 31, 2012. The loss is classified in selling, general and administrative expense in our Consolidated Statements of Income.

Considering the lack of expected future cash flows, given the continued financial deterioration of Kemrock through May 31, 2013, combined with Kemrock's inability to meet interest payment deadlines on its outstanding convertible bonds, we recognized an other-than-temporary loss for our remaining investment in Kemrock, approximating $13.7 million.

2) Deconsolidation of Specialty Products Holding Corp. ("SPHC")

On May 31, 2010, Bondex International, Inc. ("Bondex") and its parent, SPHC, filed Chapter 11 reorganization proceedings in the United States Bankruptcy Court for the District of Delaware. SPHC is our wholly owned subsidiary. In accordance with ASC 810, when a subsidiary becomes subject to the control of a government, court, administrator, or regulator, deconsolidation of that subsidiary is generally required. We therefore deconsolidated SPHC and its subsidiaries from our balance sheet as of May 31, 2010, and eliminated the results of SPHC's operations from our results of operations beginning on that date. We believe we have no responsibility for liabilities of SPHC and Bondex. As a result of the Chapter 11 reorganization proceedings, on a prospective basis we will continue to account for our investment in SPHC under the cost method.

We had a net receivable from SPHC at May 31, 2010, that we expect may change before the bankruptcy proceedings have been finalized. The potential change relates to our indemnification of an insurer on appeal bonds pertaining to Bondex's appeal of two asbestos cases that had been underway prior to the bankruptcy filing, neither of which are material in amount. During our fiscal 2012, one of the appeal bonds was satisfied, and during fiscal 2013, the remaining appeal bond was satisfied. Included in the net amount due from SPHC are receivables and payables, which we concluded we have the right to report as a net amount based on several factors, including the fact that all amounts are determinable, the balances are due to and from our subsidiaries, and we have been given reasonable assurance that netting the applicable receivables and payables would remain legally enforceable. We analyzed our net investment in SPHC as of May 31, 2010, which included a review of our advances to SPHC, an assessment of the collectibility of our net receivables due from SPHC, and a computation of the gain to be recorded upon deconsolidation based on the carrying amount of our investment in SPHC. In accordance with GAAP, the gain on deconsolidation related to the carrying amount of net assets of SPHC at May 31, 2010, was calculated in accordance with ASC 810-10-40-5, as follows:

a) the aggregate of (1) the fair value of consideration received, (2) the fair value of any retained noncontrolling investment in the former subsidiary at the date the subsidiary is deconsolidated, and (3) the carrying amount of any noncontrolling interest in the former subsidiary; less

b) the carrying amount of the former subsidiary's assets and liabilities.

In determining the carrying value of any retained noncontrolling investment in SPHC at the date of deconsolidation we considered several factors, including analyses of cash flows combined with various assumptions relating to the future performance of this entity and a discounted value of SPHC's recorded asbestos-related contingent obligations based on information available to us as of the date of deconsolidation. The discounted cash flow approach relies primarily on Level 3 unobservable inputs, whereby expected future cash flows are discounted using a rate that includes assumptions regarding an entity's average cost of debt and equity, incorporates expected future cash flows based on internal business plans, and applies certain assumptions about risk and uncertainties due to the bankruptcy filing. Our estimates are based upon assumptions we believe to be reasonable, but which by nature are uncertain and unpredictable. As a result of this analysis, we determined that the carrying value of our retained interest in SPHC approximated zero.

As a result of the combined analyses of each of the components of our net investment in SPHC, we recorded a net loss of approximately $7.9 million, which was reflected in Other Expense, Net, during the fourth fiscal quarter of the year ended May 31, 2010. No changes have been made to these amounts through May 31, 2013.

3) Use of Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management has evaluated subsequent events through the date the Consolidated Financial Statements were filed with the Securities and Exchange Commission.

4) Acquisitions/Divestitures

We account for business combinations using the acquisition method of accounting and, accordingly, the assets and liabilities of the acquired entities are recorded at their estimated fair values at the acquisition date.

During the fiscal year ended May 31, 2013, we completed six acquisitions. Two of the current year acquisitions report through our consumer reportable segment, which included the following: a producer and marketer of innovative and unique exterior wood deck and concrete restoration systems based in Clarkston, Georgia; and a manufacturer of nail care enamels, coatings components and related products for the personal care industry located in Paterson, New Jersey. The remaining product line acquisitions report through our industrial reportable segment, and include our acquisition of a manufacturer of rolled asphalt roofing materials, waterproofing products, chemical admixtures and industrial epoxy flooring systems located in Cacapava, Brazil; and three smaller businesses.

During the fiscal year ended May 31, 2012, we completed six acquisitions. Four of the acquired product lines report through our industrial reportable segment, which included the following: a manufacturer of polyurethane and urethane-based flooring and decking solutions for cruise ships, yachts and naval applications based in Genoa, Italy; a supplier and provider of equipment and solutions for water and fire damage restoration, professional cleaning and environmental control based in Burlington, Washington; a supplier of passive fire protection and insulation products headquartered in Barcelona, Spain; and a manufacturer and supplier of EIFS and complementary product lines based in Germany and serving the German and French construction markets. Two of the acquired product lines report through our consumer reportable segment, which included the following: a manufacturer of automotive aftermarket coatings based in Hallam, Victoria, Australia; and a manufacturer of specialty coating based in Cicero, Illinois.

The purchase price for each acquisition has been allocated to the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition. Final determinations of the purchase price allocation for these acquisitions have been completed, and are aggregated by year of purchase in the following table:

	Fiscal 2013 Acquisitions		Fiscal 2012 Acquisitions	
(In thousands)	Weighted-Average Intangible Asset Amortization Life (In Years)	Total	Weighted-Average Intangible Asset Amortization Life (In Years)	Total
Current assets		$ 67,397		$ 84,693
Property, plant and equipment		46,306		30,096
Goodwill	N/A	260,789	N/A	55,177
Tradenames - indefinite lives	N/A	38,448	N/A	26,986
Other intangible assets	9	103,593	14	43,062
Other long-term assets		8,171		3,066
Total Assets Acquired		$ 524,704		$ 243,080
Liabilities assumed		(120,372)		(64,743)
Net Assets Acquired		$ 404,332[1]		$ 178,337[2]

(1) Figure includes cash acquired of $6.9 million.

(2) Figure includes cash acquired of $12.3 million.

Our Consolidated Financial Statements reflect the results of operations of acquired businesses as of their respective dates of acquisition. Pro-forma results of operations for the years ended May 31, 2013 and May 31, 2012 were not materially different from reported results and, consequently, are not presented.

5) Foreign Currency

The functional currency for each of our foreign subsidiaries is its principal operating currency. Accordingly, for the periods presented, assets and liabilities have been translated using exchange rates at year end, while income and expense for the periods have been translated using a weighted-average exchange rate.

The resulting translation adjustments have been recorded in accumulated other comprehensive income (loss), a component of stockholders' equity, and will be included in net earnings only upon the sale or liquidation of the underlying foreign investment, neither of which is contemplated at this time. Transaction gains and losses have been immaterial during the past three fiscal years.

6) Cash and Cash Equivalents

For purposes of the statement of cash flows, we consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. We do not believe we are exposed to any significant credit risk on cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair value.

7) Property, Plant & Equipment

May 31,	2013	2012
(In thousands)		
Land	$ 45,281	$ 36,767
Buildings and leasehold improvements	311,869	291,026
Machinery and equipment	770,973	723,172
Total property, plant and equipment, at cost	1,128,123	1,050,965
Less: allowance for depreciation and amortization	635,760	632,133
Property, plant and equipment, net	$ 492,363	$ 418,832

We review long-lived assets for impairment when circumstances indicate that the carrying values of these assets may not be recoverable. For assets that are to be held and used, an impairment charge is recognized when the estimated undiscounted future cash flows associated with the asset or group of assets are less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded for the difference between the carrying value and the fair value. Fair values are determined based on quoted market values, discounted cash flows, internal appraisals or external appraisals, as applicable. Assets to be disposed of are carried at the lower of their carrying value or estimated net realizable value.

Depreciation is computed primarily using the straight-line method over the following ranges of useful lives:

Land improvements	3 to 30 years
Buildings and improvements	3 to 50 years
Machinery and equipment	1 to 30 years

Total depreciation expense for each fiscal period includes the charges to income that result from the amortization of assets recorded under capital leases.

8) Revenue Recognition

Revenues are recognized when realized or realizable, and when earned. In general, this is when title and risk of loss pass to the customer. Further, revenues are realizable when we have persuasive evidence of a sales arrangement, the product has been shipped or the services have been provided to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured. We reduce our revenues for estimated customer returns and allowances, certain rebates, sales incentives, and promotions in the same period the related sales are recorded.

We also record revenues generated under long-term construction contracts, mainly in connection with the installation of specialized roofing and flooring systems, and related services. Certain long-term construction contracts are accounted for under the percentage-of-completion method, and therefore we record contract revenues and related costs as our contracts progress. This method recognizes the economic results of contract performance on a timelier basis than does the completed-contract method; however, application of this method requires reasonably dependable estimates of progress toward completion, as well as other dependable estimates. When reasonably dependable estimates cannot be made, or if other factors make estimates doubtful, the completed contract method is applied. Under the completed contract method, billings and costs are accumulated on the balance sheet as the contract progresses, but no revenue is recognized until the contract is complete or substantially complete.

9) Shipping Costs

Shipping costs paid to third-party shippers for transporting products to customers are included in selling, general and administrative expenses. For the years ended May 31, 2013, 2012 and 2011, shipping costs were $125.6 million, $112.0 million and $103.0 million, respectively.

10) Allowance for Doubtful Accounts Receivable

An allowance for anticipated uncollectible trade receivable amounts is established using a combination of specifically identified accounts to be reserved and a reserve covering trends in collectibility. These estimates are based on an analysis of trends in collectibility and past experience, but are primarily made up of individual account balances identified as doubtful based on specific facts and conditions. Receivable losses are charged against the allowance when we confirm uncollectibility. Actual collections of trade receivables could differ from our estimates due to changes in future economic or industry conditions or specific customer's financial conditions. For the periods ended May 31, 2013, 2012 and 2011, bad debt expense approximated $18.8 million, $5.8 million and $10.9 million, respectively. Included in bad debt expense during fiscal 2013 is $9.0 million recognized for amounts written off in relation to our loan to Kemrock, as described in further detail in Note A(1).

11) Inventories

Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out (FIFO) basis and market being determined on the basis of replacement cost or net realizable value. Inventory costs include raw materials, labor and manufacturing overhead. Inventories were composed of the following major classes:

May 31,	2013	2012
(In thousands)		
Raw material and supplies	$ 185,590	$ 160,869
Finished goods	363,090	329,109
Total Inventory	$ 548,680	$ 489,978

12) Goodwill and Other Intangible Assets

We account for goodwill and other intangible assets in accordance with the provisions of ASC 350 and account for business combinations using the acquisition method of accounting and accordingly, the assets and liabilities of the entities acquired are recorded at their estimated fair values at the acquisition date. Goodwill represents the excess of the purchase price paid over the fair value of net assets acquired, including the amount assigned to identifiable intangible assets.

We performed the required annual goodwill impairment assessments as of the first day of our fourth fiscal quarter at the reporting unit level. Our reporting units have been identified at the component level, which is the operating segment level or one level below. In the fourth quarter of fiscal 2012, we early adopted new FASB guidance that simplifies how an entity tests goodwill for impairment. It provides an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Under the new guidance, the traditional two-step quantitative process is required only if an entity concludes that it is more likely than not that a reporting unit's fair value is less than its carrying amount. We applied both the qualitative and traditional two-step quantitative processes during our annual goodwill impairment assessment performed during the fourth quarter of fiscal 2013.

The traditional two-step quantitative goodwill impairment assessment involves estimating the fair value of a reporting unit and comparing it with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, additional steps are followed to determine and recognize, if appropriate, an impairment loss. Calculating the fair value of the reporting units requires our significant use of estimates and assumptions. We estimate the fair values of our reporting units by applying a combination of third-party market-value indicators, when observable market data is available, and discounted future cash flows to each of our reporting unit's projected EBITDA. In applying this methodology, we rely on a number of factors, including actual and forecasted operating results and market data. As a result of the assessments performed for fiscal 2013, 2012 and 2011, there were no indicators of impairment.

Additionally, we test all indefinite-lived intangible assets for impairment annually. We perform the required annual impairment assessments as of the first day of our fourth fiscal quarter. In the fourth quarter of fiscal 2013, we adopted new FASB guidance that simplifies how an entity tests indefinite-lived intangible assets for impairment. It provides an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount.

The annual impairment assessment involves estimating the fair value of each indefinite-lived asset and comparing it with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, we record an impairment loss equal to the difference. Calculating the fair value of the indefinite-lived assets requires our significant use of estimates and assumptions. We estimate the fair values of our intangible assets by applying a relief-from-royalty calculation, which includes discounted future cash flows related to each of our intangible asset's projected revenues. In applying this methodology, we rely on a number of factors, including actual and forecasted revenues and market data. As a result of the assessments performed for fiscal 2013, 2012 and 2011, there were no indicators of impairment.

Should the future earnings and cash flows at our reporting units decline and/or discount rates increase, future impairment charges to goodwill and other intangible assets may be required.

13) Advertising Costs

Advertising costs are charged to operations when incurred and are included in SG&A expenses. For the years ended May 31, 2013, 2012 and 2011, advertising costs were $43.2 million, $34.1 million and $33.3 million, respectively.

14) Research and Development

Research and development costs are charged to operations when incurred and are included in selling, general and administrative expenses. The amounts charged to expense for the years ended May 31, 2013, 2012 and 2011 were $49.3 million, $45.4 million and $40.9 million, respectively.

15) Stock-Based Compensation

Stock-based compensation represents the cost related to stock-based awards granted to our employees and directors, which may include restricted stock, stock options and stock appreciation rights ("SARs"). We measure stock-based compensation cost at the date of grant, based on the estimated fair value of the award. We recognize the cost as expense on a straight-line basis (net of estimated forfeitures) over the related vesting period. Refer to Note I, "Stock-Based Compensation," for further information.

16) Investment (Income), Net

Investment (income), net, consists of the following components:

Year Ended May 31,	2013	2012	2011
(In thousands)			
Interest (income)	$ (6,814)	$ (5,031)	$ (5,058)
Loss (gain) on sale of marketable securities	(11,664)	862	(9,675)
Other-than-temporary impairment on securities	14,279	1,604	693
Dividend (income)	(1,979)	(1,621)	(1,642)
Investment (income), net	$ (6,178)	$ (4,186)	$ (15,682)

17) Other Expense (Income), Net

Other expense (income), net, consists of the following components:

Year Ended May 31,	2013	2012	2011
(In thousands)			
Royalty (income), net	$ (2,069)	$ (1,520)	$ (1,249)
Loss on Brazil operational repositioning	6,087		
Loss on Kemrock conversion option	9,030		
(Income) loss related to unconsolidated equity affiliates	44,671	(8,079)	(1,148)
Other expense (income), net	$ 57,719	$ (9,599)	$ (2,397)

Equity in Income of Unconsolidated Affiliates

Beginning with our fiscal year ended May 31, 2007, we began purchasing shares of Kemrock Industries and Exports Limited ("Kemrock") common stock. By May 31, 2011, we had acquired a total of approximately 3.2 million shares of Kemrock common stock, for an accumulated cost of approximately $24.2 million, which represented approximately 18% of Kemrock's outstanding shares at that time. Our investment in Kemrock common stock had been classified in other long-term assets on our balance sheet and included with available-for-sale securities, which are carried at fair value based on quoted market prices.

During fiscal 2012, we purchased approximately 870,000 additional shares of Kemrock common stock, which increased our ownership to 23% of Kemrock's outstanding shares. Also during fiscal 2012, we entered into a GDR Purchase Agreement with Kemrock, whereby we purchased from Kemrock 693,072 GDRs of Kemrock for an aggregate purchase price of approximately $7.2 million. We account for our investment in the Kemrock GDRs as common stock equivalents within our total investment in Kemrock. Lastly, during fiscal 2012 we invested $22.7 million in 5.5% convertible bonds issued by Kemrock. The bonds are convertible into ordinary shares or GDRs, each representing one ordinary share of Kemrock stock, and may be converted at any time on or after June 4, 2012 and up to the close of business on June 12, 2017. Our investment in Kemrock convertible bonds is accounted for as an available-for-sale security and is classified in other long-term assets in our Consolidated Balance Sheet. The convertible feature embedded in the convertible bonds is accounted for as a derivative under the guidance in ASC 815, "Derivatives and Hedging."

Due to the presumption under GAAP that an entity with an ownership percentage greater than 20% has significant influence, and no other factors would refute that presumption, we changed our accounting for this investment to the equity method. Adjustments are made to our investment in order to recognize our share of Kemrock's earnings as they occur, rather than as dividends or other distributions are received. Any changes in our proportionate share of the underlying equity of Kemrock, which could result from their issuance of additional equity securities, are recognized as increases or decreases in shareholders' equity, net of any related tax effects.

We account for our equity method investment in Kemrock under ASC 323, "Investments – Equity Method and Joint Ventures." As outlined in ASC 323-10-35-32, a decline in the quoted market price below the carrying amount when combined with other evidence of a loss in value may be indicative of a loss in value that is other than temporary. Acting upon the premise that a write-down of our investment in Kemrock may be required, we considered all available evidence to evaluate the realizable value of our equity investment, including a decline in the market price of shares of Kemrock stock, the financial condition and near term prospects of Kemrock, and the overall economic situation in India. As a result of these factors, we determined that it was appropriate to record an impairment loss during fiscal 2013 of approximately $55.9 million on our equity method investment, which is classified in other (income) expense, net in our Consolidated Statements of Income. We also recorded a loss of approximately $13.7 million for the write-down of our investment in Kemrock convertible bonds, which is classified in investment (income) expense, net in our Consolidated Statements of Income.

Our investment in Kemrock is reported in our Consolidated Balance Sheet at its adjusted carrying value and classified as a long-term asset. Our investment in Kemrock had no carrying value at May 31, 2013 and a carrying value of $42.2 million at May 31, 2012.

Loss on Repositioning of Operations in Brazil

During the third quarter of fiscal 2013, we completed a definitive plan to substantially liquidate our StonCor Brazil subsidiary, a small flooring business in Brazil with sales, income and assets that amounted to significantly less than 1% of our consolidated sales, income and assets in any given year, in order to leverage the substantial sales force, manufacturing facilities, broad distribution network and entrepreneurial management team of our Viapol subsidiary, which was acquired in June 2012. The acquisition of Viapol has given us the critical mass needed to sell construction products in Brazil, including RPM's existing flooring brands such as Stonhard and Flowcrete. Viapol has the local manufacturing capabilities and technically skilled salespeople required to sell epoxy and polyurethane flooring in Brazil where we previously lacked a significant presence.

As a result of our repositioning of certain of our industrial segment operations in Brazil, we incurred a loss of approximately $6.1 million. Included in the loss was the impact of an adjustment for accumulated foreign currency translation. This non-cash charge was previously recorded as an unrealized foreign exchange loss in our currency translation account as a component of other comprehensive income.

18) Income Taxes

The provision for income taxes is calculated using the liability method. Under the liability method, deferred income taxes are recognized for the tax effect of temporary differences between the financial statement carrying amount of assets and liabilities and the amounts used for income tax purposes and for certain changes in valuation allowances. Valuation allowances are recorded to reduce certain deferred tax assets when, in our estimation, it is more likely than not that a tax benefit will not be realized.

We have not provided for U.S. income and foreign withholding taxes on approximately $1.1 billion of foreign subsidiaries' undistributed earnings as of May 31, 2013, because such earnings have been retained and reinvested by the subsidiaries.

Accordingly, no provision has been made for U.S. or foreign withholding taxes, which may become payable if undistributed earnings of foreign subsidiaries were paid to us as dividends. The additional income taxes and applicable withholding taxes that would result had such earnings actually been repatriated are not practically determinable.

19) Earnings Per Share of Common Stock

Earnings per share (EPS) is computed using the two-class method. The two-class method determines EPS for each class of common stock and participating securities according to dividends and dividend equivalents and their respective participation rights in undistributed earnings. Our unvested share-based payment awards that contain rights to receive non-forfeitable dividends are considered participating securities. Basic EPS of common stock is computed by dividing net income by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS of common stock is computed on the basis of the weighted-average number of shares of common stock plus the effect of dilutive potential shares of common stock outstanding during the period using the treasury stock method. Dilutive potential shares of common stock include outstanding stock options, stock awards and convertible notes. See Note K, "Earnings Per Share of Common Stock," for additional information.

20) Other Recent Accounting Pronouncements

In June 2011, the FASB issued amended disclosure requirements for the presentation of other comprehensive income (OCI) and accumulated other comprehensive income (AOCI). OCI is comprised of costs, expenses, gains and losses that are included in comprehensive income but excluded from net income, and AOCI comprises the aggregated balances of OCI in equity. The amended guidance eliminated the option to present period changes (OCI) as part of the Statement of Changes in Equity. Under the amended guidance, all period changes (OCI) are to be presented either in a single continuous statement of comprehensive income, or in two separate but consecutive financial statements. Only summary totals are to be included in the AOCI section of the Statement of Changes in Equity. We adopted these provisions as of June 1, 2012. There was no impact on our consolidated financial results as the amendments relate only to changes in financial statement presentation.

In February 2013, the FASB further amended the disclosure requirements for comprehensive income. The update requires companies to disclose items reclassified out of AOCI and into net income in a single location either in the notes to the consolidated financial statements or parenthetically on the face of the Statements of Operations. The change is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012, and is to be applied prospectively. We will adopt these provisions on June 1, 2013, and do not expect the adoption of these updated disclosure requirements to affect our consolidated results of operations, financial condition or liquidity.

21) Subsequent Event

Canadian Income Tax Law Change

Subsequent to year end, Canada Bill C-48, Technical Tax Amendments Act, 2012 ("Bill C-48"), received Royal Assent. Bill C-48 is considered enacted as of June 26, 2013 for U.S. GAAP reporting purposes. The legislation includes a number of amendments that will impact RPM on both a retroactive and prospective basis. We are in the process of analyzing the overall impact of the legislation. Our preliminary estimate of the incremental Canadian income tax expense for the retroactive period, which will be recognized in fiscal 2014, is in the range of $10.0 million to $14.0 million. The prospective impact will be based on the applicable actual operating results in future annual periods.

NOTE B — RESTRUCTURING

We record restructuring charges associated with management-approved restructuring plans to either reorganize one or more of our business segments, or to remove duplicative headcount and infrastructure associated with our businesses. Restructuring charges can include severance costs to eliminate a specified number of employees, infrastructure charges to vacate facilities and consolidate operations, and contract cancellation costs. Restructuring charges are recorded based upon planned employee termination dates and site closure and consolidation plans. The timing of associated cash payments is dependent upon the type of restructuring charge and can extend over a multi-year period. We record the short-term portion of our restructuring liability in Other accrued liabilities and the long-term portion, if any, in Other long-term liabilities in our Consolidated Balance Sheets.

Fiscal 2013 Plans

In May 2013, we approved a restructuring plan for one of our consumer operating segments designed to eliminate duplicative processes and overhead and to exit certain processes and product lines. This restructuring plan allows management to refocus its attention on faster growing brands within the consumer operating segment. In connection with this plan, we recorded aggregate charges of approximately $15.6 million, of which approximately $8.2 million relates to the elimination of 133 positions and approximately $7.4 million results from the shutdown of 2 manufacturing facilities. These actions are expected to be completed during the first seven months of fiscal 2014. In addition, there were approximately $3.9 million of inventory markdowns, which are reflected in Cost of Sales in our Consolidated Statements of Income.

Additionally, one of our industrial operating businesses adopted a restructuring plan designed to simplify business processes, accelerate innovation and deliver better results for customers, employees and stockholders. We estimate that this plan will eliminate approximately 34 positions and severance payments will be made generally through the end of fiscal 2014. In connection with the plan, we recorded aggregate charges of approximately $4.5 million, all of which relates to workforce reductions.

As a result of these restructuring activities, we recorded inventory markdowns of $3.9 million, $3.5 million in write-downs of buildings and equipment, and pretax restructuring charges for future severance payments of $12.7 million in the fourth quarter of 2013. No cash payments were made prior to May 31, 2013.

NOTE C — GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill, by reportable segment, for the years ended May 31, 2013 and 2012, are as follows:

(In thousands)	Industrial Segment	Consumer Segment	Total
Balance as of June 1, 2011	$ 445,756	$ 385,733	$ 831,489
Acquisitions	50,233	4,944	55,177
Translation adjustments	(30,098)	(7,222)	(37,320)
Balance as of May 31, 2012	465,891	383,455	849,346
Acquisitions	98,718	162,071	260,789
Translation adjustments	209	3,487	3,696
Balance as of May 31, 2013	**$ 564,818**	**$ 549,013**	**$ 1,113,831**

Total accumulated impairment losses were $14.9 million at May 31, 2013 and 2012, which was recorded during the fiscal year ended May 31, 2009 by our industrial reportable segment.

Other intangible assets consist of the following major classes:

(In thousands)	Amortization Period (In Years)	Gross Carrying Amount	Accumulated Amortization	Net Other Intangible Assets
As of May 31, 2013				
Amortized intangible assets				
Formulae	3 to 33	$ 216,418	$ 113,315	$ 103,103
Customer-related intangibles	3 to 33	196,376	66,077	130,299
Trademarks/names	2 to 40	30,223	13,222	17,001
Other	1 to 40	48,817	27,046	21,771
Total Amortized Intangibles		491,834	219,660	272,174
Indefinite-lived intangible assets				
Trademarks/names		187,439		187,439
Total Other Intangible Assets		$ 679,273	$ 219,660	$ 459,613
As of May 31, 2012				
Amortized intangible assets				
Formulae	3 to 33	$ 174,190	$ 103,414	$ 70,776
Customer-related intangibles	3 to 33	139,824	52,616	87,208
Trademarks/names	4 to 40	26,050	11,192	14,858
Other	1 to 40	49,373	25,526	23,847
Total Amortized Intangibles		389,437	192,748	196,689
Indefinite-lived intangible assets				
Trademarks/names		148,931		148,931
Total Other Intangible Assets		$ 538,368	$ 192,748	$ 345,620

The aggregate intangible asset amortization expense for the fiscal years ended May 31, 2013, 2012 and 2011 was $27.7 million, $21.4 million and $20.0 million, respectively. For the next five fiscal years, we estimate annual intangible asset amortization expense related to our existing intangible assets to approximate the following: 2014 — $25.4 million, 2015 — $24.5 million, 2016 — $23.5 million, 2017 — $22.8 million and 2018 — $21.2 million.

NOTE D — MARKETABLE SECURITIES

The following tables summarize marketable securities held at May 31, 2013 and May 31, 2012 by asset type:

	Available-For-Sale Securities			
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
May 31, 2013				
Equity securities:				
Stocks - foreign	$ 1,090	$ 244	$ -	$ 1,334
Stocks - domestic	24,492	5,265	(392)	29,365
Mutual funds - foreign	18,328	1,901	(7)	20,222
Mutual funds - domestic	39,184	679	(492)	39,371
Total equity securities	83,094	8,089	(891)	90,292
Fixed maturity:				
U.S. treasury and other government	20,528	247	(139)	20,636
Corporate bonds	1,724	244	-	1,968
Foreign bonds	37	4	-	41
Mortgage-backed securities	100	60	(4)	156
Total fixed maturity securities	22,389	555	(143)	22,801
Total	$ 105,483	$ 8,644	$ (1,034)	$ 113,093

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
	Available-For-Sale Securities			
May 31, 2012				
Equity securities:				
Stocks - foreign	$ 1,016	$ 79	$ -	$ 1,095
Stocks - domestic	24,380	2,776	(1,046)	26,110
Mutual funds - foreign	17,489	521	(936)	17,074
Mutual funds - domestic	39,246	1,114	(1,077)	39,283
Total equity securities	82,131	4,490	(3,059)	83,562
Fixed maturity:				
U.S. treasury and other government	19,347	530	(12)	19,865
Kemrock convertible bonds	13,670	-	-	13,670
Corporate bonds	2,305	349	(5)	2,649
Foreign bonds	38	1	-	39
Mortgage-backed securities	241	105	(2)	344
Total fixed maturity securities	35,601	985	(19)	36,567
Total	$ 117,732	$ 5,475	$ (3,078)	$ 120,129

Marketable securities, included in other current and long-term assets totaling $49.1 million and $64.0 million at May 31, 2013, respectively, and included in other current and long-term assets totaling $30.5 million and $89.6 million at May 31, 2012, respectively, are composed of available-for-sale securities and are reported at fair value. We carry a portion of our marketable securities portfolio in long-term assets since they are generally held for the settlement of our general and product liability insurance claims processed through our wholly owned captive insurance subsidiaries. We reclassified approximately $76.0 million out of other current assets into long-term assets as of May 31, 2012 in order to reflect the time frame over which these assets are intended to be used.

In April 2012, we invested $22.7 million in 5.5% convertible bonds issued by Kemrock. The bonds are convertible into ordinary shares or global depositary receipts each representing one ordinary share of Kemrock stock, and may be converted at any time on or after June 4, 2012 and up to the close of business on June 12, 2017. On May 31, 2013, we determined that the remaining value associated with our investment in Kemrock convertible bonds was other-than-temporarily impaired, and therefore wrote off the remaining value approximating $13.7 million. Prior to the write off, our investment in Kemrock convertible bonds had been accounted for as an available for sale security, which reflected the offsetting value of the discount on the bond as of the balance sheet date and the decline in the market value of the bond, and was classified in other long-term assets in our Consolidated Balance Sheet.

Marketable securities are composed of available-for-sale securities and are reported at fair value. Realized gains and losses on sales of investments are recognized in net income on the specific identification basis. Changes in the fair values of securities that are considered temporary are recorded as unrealized gains and losses, net of applicable taxes, in accumulated other comprehensive income (loss) within stockholders' equity. Other-than-temporary declines in market value from original cost are reflected in operating income in the period in which the unrealized losses are deemed other than temporary. In order to determine whether other-than-temporary declines in market value have occurred, the duration of the decline in value and our ability to hold the investment are considered in conjunction with an evaluation of the strength of the underlying collateral and the extent to which the investment's amortized cost or cost, as appropriate, exceeds its related market value.

Gross gains and losses realized on sales of investments were $12.3 million and $0.6 million, respectively, for the year ended May 31, 2013. Gross gains and losses realized on sales of investments were $4.1 million and $5.0 million, respectively, for the year ended May 31, 2012. During fiscal 2013 and 2012, we recognized losses of $14.3 million and $1.6 million, respectively, for securities deemed to have other-than-temporary impairments. Included in the other-than-temporary impairments recorded during fiscal 2013 is the loss recognized for our remaining investment in Kemrock convertible bonds, totaling $13.7 million. These amounts are included in investment expense (income), net in the Consolidated Statements of Income.

Summarized below are the securities we held at May 31, 2013 and May 31, 2012 that were in an unrealized loss position and that were included in accumulated other comprehensive income, aggregated by the length of time the investments had been in that position:

(In thousands)	May 31, 2013 Fair Value	May 31, 2013 Gross Unrealized Losses	May 31, 2012 Fair Value	May 31, 2012 Gross Unrealized Losses
Total investments with unrealized losses	$ 36,582	$ (1,034)	$ 43,772	$ (3,078)
Unrealized losses with a loss position for less than 12 months	36,327	(956)	42,114	(2,596)
Unrealized losses with a loss position for more than 12 months	255	(78)	1,658	(482)

We have reviewed all of the securities included in the table above and have concluded that we have the ability and intent to hold these investments until their cost can be recovered, based upon the severity and duration of the decline. Therefore, we did not recognize any other-than-temporary impairment losses on these investments. Unrealized losses at May 31, 2013 were generally related to the lower levels of volatility in valuations over the last several months for a portion of our portfolio of investments in marketable securities. The unrealized losses generally relate to investments whose fair values at May 31, 2013 were less than 15% below their original cost or have been in a loss position for less than six consecutive months. Although we have seen recovery in general economic conditions over the past year, if we were to experience continuing or significant unrealized losses within our portfolio of investments in marketable securities in the future, we may recognize additional other-than-temporary impairment losses. Such potential losses could have a material impact on our results of operations in any given reporting period. As such, we continue to closely evaluate the status of our investments and our ability and intent to hold these investments.

The net carrying values of debt securities at May 31, 2013, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

(In thousands)	Amortized Cost	Fair Value
Due:		
Less than one year	$ 3,219	$ 3,240
One year through five years	13,824	13,988
Six years through ten years	3,579	3,602
After ten years	1,767	1,971
	$ 22,389	$ 22,801

NOTE E — FAIR VALUE MEASUREMENTS

Financial instruments recorded on the balance sheet include cash and cash equivalents, trade accounts receivable, marketable securities, notes and accounts payable, and debt.

An allowance for anticipated uncollectible trade receivable amounts is established using a combination of specifically identified accounts to be reserved, and a reserve covering trends in collectibility. These estimates are based on an analysis of trends in collectibility and past experience, but are primarily made up of individual account balances identified as doubtful based on specific facts and conditions. Receivable losses are charged against the allowance when we confirm uncollectibility.

All derivative instruments are recognized on our Consolidated Balance Sheet and measured at fair value. Changes in the fair values of derivative instruments that do not qualify as hedges and/or any ineffective portion of hedges are recognized as a gain or (loss) in our Consolidated Statement of Income in the current period. Changes in the fair value of derivative instruments used effectively as cash flow hedges are recognized in other comprehensive income (loss), along with the change in the value of the hedged item. We do not hold or issue derivative instruments for speculative purposes.

The valuation techniques utilized for establishing the fair values of assets and liabilities are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect management's market assumptions. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value, as follows:

Level 1 Inputs — Quoted prices for identical instruments in active markets.

Level 2 Inputs — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs — Instruments with primarily unobservable value drivers.

The following tables present our assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2013
U.S. Treasury and other government	$ -	$ 20,636	$ -	$ 20,636
Foreign bonds		41		41
Mortgage-backed securities		156		156
Corporate bonds		1,968		1,968
Stocks - foreign	1,334			1,334
Stocks - domestic	29,365			29,365
Mutual funds - foreign		20,222		20,222
Mutual funds - domestic		39,371		39,371
Foreign currency forward contract		(4,751)		(4,751)
Cross-currency swap		(10,048)		(10,048)
Contingent consideration			(64,500)	(64,500)
Total	$ 30,699	$ 67,595	$ (64,500)	$ 33,794

(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2012
U.S. Treasury and other government	$ -	$ 19,865	$ -	$ 19,865
Foreign bonds		39		39
Mortgage-backed securities		344		344
Corporate bonds		2,649		2,649
Stocks - foreign	1,095			1,095
Stocks - domestic	26,110			26,110
Mutual funds - foreign		17,074		17,074
Mutual funds - domestic		39,283		39,283
Foreign currency forward contract		(1,356)		(1,356)
Cross-currency swap		(2,159)		(2,159)
Conversion option, Kemrock 5.5% bonds			9,031	9,031
Investment in Kemrock convertible debt		13,670		13,670
Total	$ 27,205	$ 89,409	$ 9,031	$ 125,645

Our marketable securities are composed of mainly available-for-sale securities, and are valued using a market approach. The availability of inputs observable in the market varies from instrument to instrument and depends on a variety of factors including the type of instrument, whether the instrument is actively traded, and other characteristics particular to the transaction. For most of our financial instruments, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants, and the valuation does not require significant management discretion. For other financial instruments, pricing inputs are less observable in the market and may require management judgment.

Our cross-currency swap is a liability that has a fair value of $10.0 million at May 31, 2013, that was originally designed to fix our interest and principal payments in euros for the life of our unsecured 6.70% senior notes due November 1, 2015, which resulted in an effective euro fixed-rate borrowing of 5.31%. The basis for determining the rates for this swap included three legs at the inception of the agreement: the U.S. dollar (USD) fixed rate to a USD floating rate; the euro floating to euro fixed rate; and the dollar to euro basis fixed rate at inception. Therefore, we essentially exchanged fixed payments denominated in USD for fixed payments denominated in euros, paying fixed euros at 5.31% and receiving fixed USD at 6.70%. The ultimate payments are based on the notional principal amounts of 150 million USD and approximately 125 million euros. There will be an exchange of the notional amounts at maturity. The rates included in this swap are based upon observable market data, but are not quoted market prices, and therefore, the cross-currency swap is considered a Level 2 liability on the fair value hierarchy. Additionally, this cross-currency swap has been designated as a hedging instrument, and is classified as other long-term liabilities in our Consolidated Balance Sheets.

At May 31, 2013 and 2012, we had a foreign currency forward contract with a fair value of approximately $4.8 million and $1.4 million, respectively, which is classified as other accrued liabilities in our Consolidated Balance Sheets. Our foreign currency forward contract, which has not been designated as a hedge, was designed to reduce our exposure to the changes in the cash flows of intercompany foreign-currency-denominated loans related to changes in foreign currency exchange rates by fixing the functional currency cash flows. The foreign exchange rates included in the forward contract are based upon observable market data, but are not quoted market prices, and therefore, the forward currency forward contract is considered a Level 2 liability on the fair value hierarchy.

Our investment in Kemrock 5.5% convertible bonds includes the fair value of the conversion option feature as of the balance sheet date, and is classified in other long-term assets in our Consolidated Balance Sheet at May 31, 2012. During the first half of fiscal 2013, we recognized a loss of approximately $9.0 million, resulting from the decline in the fair value of the conversion option feature associated with the bond, driven primarily from the decline in the market value of Kemrock common stock, from 531.0 rupees per share at May 31, 2012 to 56.70 rupees per share at November 30, 2012. The majority of the decline in the market value of Kemrock shares began to occur during the month of August 2012. The write off of the conversion option balance is reflected in other expense (income) in the Consolidated Statements of Income. At May 31, 2013, we determined that the remaining value of our investment in Kemrock convertible bonds was other-than-temporarily impaired, and therefore wrote off the remaining balance of approximately $13.7 million.

The contingent consideration represents the estimated fair value of the additional variable cash consideration payable in connection with our acquisitions of Kirker Enterprises and Synta that is contingent upon the achievement of certain performance milestones. We estimated the fair value using expected future cash flows over the period in which the obligation is expected to be settled, and applied a discount rate that appropriately captures a market participant's view of the risk associated with the obligation.

The carrying value of our current financial instruments, which include cash and cash equivalents, marketable securities, trade accounts receivable, accounts payable and short-term debt approximates fair value because of the short-term maturity of these financial instruments. At May 31, 2013 and May 31, 2012, the fair value of our long-term debt was estimated using active market quotes, based on our current incremental borrowing rates for similar types of borrowing arrangements, which are considered to be Level 2 inputs. Based on the analysis performed, the fair value and the carrying value of our financial instruments and long-term debt as of May 31, 2013 and May 31, 2012 are as follows:

	At May 31, 2013	
(In thousands)	Carrying Value	Fair Value
Cash and cash equivalents	$ 343,554	$ 343,554
Marketable equity securities	90,292	90,292
Marketable debt securities	22,801	22,801
Long-term debt, including current portion	1,373,697	1,501,850

	At May 31, 2012	
(In thousands)	Carrying Value	Fair Value
Cash and cash equivalents	$ 315,968	$ 315,968
Marketable equity securities	83,562	83,562
Marketable debt securities	36,567	36,567
Long-term debt, including current portion	1,115,536	1,232,180

NOTE F — BORROWINGS

A description of long-term debt follows:

May 31,	2013	2012
(In thousands)		
Unsecured 6.25% senior notes due December 15, 2013	$ 200,000	$ 200,000
Unsecured 6.70% senior notes due November 1, 2015[(1)]	150,000	150,000
Unsecured 6.50% senior notes due February 14, 2018[(2)]	248,259	247,890
Unsecured 6.125% senior note due October 15, 2019[(3)]	459,457	460,688
Unsecured 3.45% senior notes due November 15, 2022	300,000	
Revolving credit agreement for $600,000 with a syndicate of banks, through June 29, 2017[(4)]	7,701	48,797
Other obligations, including capital leases and unsecured notes payable at various rates of interest due in installments through 2017.	8,280	8,161
	1,373,697	1,115,536
Less: current portion	4,521	2,584
Total Long-Term Debt, Less Current Maturities	$ 1,369,176	$ 1,112,952

(1) We entered into a cross-currency swap, which fixed the interest and principal payments in euros, resulting in an effective fixed-rate borrowing of 5.31%.

(2) The $250.0 million aggregate principal amount of the notes due 2018 is adjusted for the amortization of the original issue discount, which approximated $1.7 million and $2.1 million at May 31, 2013 and 2012, respectively. The original issue discount effectively reduced the ultimate proceeds from the financing. The effective interest rate on the notes, including the amortization of the discount, is 6.704% for both years presented.

(3) Includes the combination of the October 2009 initial issuance of $300.0 million aggregate principal amount and the May 2011 issuance of an additional $150.0 million aggregate principal amount of these notes. The $300.0 million aggregate principal amount of the notes due 2019 from the initial issuance is adjusted for the amortization of the original issue discount, which approximated $0.2 million at May 31, 2013 and 2012. The original issue discount effectively reduced the ultimate proceeds from the October 2009 financing. The effective interest rate on the notes issued in October 2009, including the amortization of the discount, is 6.139%. The additional $150.0 million aggregate principal amount of the notes due 2019 issued in May 2011 is adjusted for the unamortized premium received at issuance, which approximated $9.7 million and $11.0 million at May 31, 2013 and 2012, respectively. The premium effectively increased the proceeds from the financing. The effective interest rate on the $150.0 million notes issued in May 2011 is 4.934%.

(4) Interest was tied to AUD LIBOR at May 31, 2013, and averaged 4.16% for AUD denominated debt. Interest was tied to euro LIBOR and prime rate at May 31, 2012, and averaged 1.99% and 5.65%, respectively, for euro denominated debt.

The aggregate maturities of long-term debt for the five years subsequent to May 31, 2013 are as follows: 2014 — $204.5 million; 2015 — $1.3 million; 2016 — $150.9 million; 2017 — $0.5 million; 2018 — $256.2 million and thereafter $760.4 million. Additionally, at May 31, 2013, we had unused lines of credit totaling $742.3 million.

Our available liquidity, including our cash and cash equivalents and amounts available under our committed credit facilities, stood at $1.1 billion at May 31, 2013. Our debt-to-capital ratio was 53.4% at May 31, 2013, compared with 48.5% at May 31, 2012.

6.25% Notes due 2013

On December 15, 2013, our $200 million 6.25% senior notes will mature. It is our intent to refinance this debt with funds available from our 5-year $600 million revolving credit agreement, which has a maturity date of June 29, 2017. As a result, the senior notes are classified as long-term debt at May 31, 2013. As of May 31, 2013, the available credit on our revolving credit agreement was $592 million.

3.45% Notes due 2022

On October 23, 2012, we sold $300 million aggregated principal amount of 3.45% Notes due 2022 (the "New Notes"). The net proceeds of $297.7 million from the offering of the New Notes were used to repay short-term borrowings outstanding under our $600 million revolving credit facility.

6.125% Notes due 2019

On October 9, 2009, we sold $300.0 million aggregate principal amount of 6.125% Notes due 2019 (the "Notes"). The net proceeds from the offering of the Notes were used to repay $163.7 million in principal amount of our unsecured notes due October 15, 2009, and approximately $120.0 million in principal amount of short-term borrowings outstanding under our accounts receivable securitization program. The balance of the net proceeds was used for general corporate purposes.

On May 27, 2011 we issued and sold an additional $150.0 million aggregate principal amount of the Notes. The offering was priced at 108.09% of the $150.0 million principal amount of Notes, together with accrued interest up to, but excluding the closing date, and at that price the Notes have a yield to maturity of 4.934%. The net proceeds of $162.1 million were used for general corporate purposes, including working capital and potential acquisitions of complementary businesses or other assets.

Revolving Credit Agreement

On June 29, 2012, we entered into an unsecured syndicated revolving credit facility (the "Credit Facility") with a group of banks. The Credit Facility expires on June 29, 2017 and provides for a five-year $600.0 million revolving credit facility, which includes sublimits for the issuance of $50.0 million in swingline loans, which are comparatively short-term loans used for working capital purposes, and letters of credit. The aggregate maximum principal amount of the commitments under the Credit Facility may be expanded upon our request, subject to certain conditions, to $800.0 million. The Credit Facility is available to refinance existing indebtedness, to finance working capital and capital expenditure needs, and for general corporate purposes.

The Credit Facility requires us to comply with various customary affirmative and negative covenants, including a leverage covenant and interest coverage ratio. Under the terms of the leverage covenant, we may not permit our consolidated indebtedness as of any fiscal quarter end to exceed 60% of the sum of such indebtedness and our consolidated shareholders' equity on such date. The minimum required consolidated interest coverage ratio for EBITDA to interest expense is 3.50 to 1. The interest coverage ratio is calculated at the end of each fiscal quarter for the four fiscal quarters then ended.

As of May 31, 2013, we were in compliance with all covenants contained in our Credit Facility, including the leverage and interest coverage ratio covenants. At that date, our leverage ratio was 53.5%, while our interest coverage ratio was 5.37 to 1.

Our access to funds under our Credit Facility is dependent on the ability of the financial institutions that are parties to the Credit Facility to meet their funding commitments. Those financial institutions may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time. Moreover, the obligations of the financial institutions under our Credit Facility are several and not joint and, as a result, a funding default by one or more institutions does not need to be made up by the others.

Accounts Receivable Securitization Program

On May 31, 2011, we entered into Amendment No. 5 to our Receivables Purchase Agreement, dated April 7, 2009. Amendment No. 5 extends the term of our accounts receivable securitization program (the "AR Program") to May 30, 2014, subject to possible earlier termination upon the occurrence of certain events. Pricing continues to be based on the Alternate Base Rate, a LIBOR market index rate or LIBOR for a specified tranche period plus a margin of 1.0%. This margin will increase to 1.25% if we do not maintain our public debt rating of at least BB+/Ba1/BB+ from any two of Standard & Poor's, Moody's or Fitch. In addition, a monthly unused fee is payable to the purchasers. Amendment No. 5 also modified or eliminated certain of the financial covenants under the AR Program. Under the terms of the amended AR Program, we may not permit our consolidated indebtedness calculated on the last day of each fiscal quarter to exceed 60% of the sum of such indebtedness and our consolidated shareholders' equity on such date. The interest coverage ratio covenant continues to require that we not permit the ratio, calculated at the end of each fiscal quarter for the four fiscal quarters then ended, of EBITDA to interest expense for such period to be less than 3.5 to 1. Finally, the fixed charge coverage ratio covenant under the pre-amended AR Program has been deleted. The financial tests that remain in the AR Program are substantially identical to the financial covenants contained in our Credit Facility. There were no outstanding borrowings under this facility as of May 31, 2013.

Our failure to comply with the covenants described above and other covenants contained in the Credit Facility could result in an event of default under that agreement, entitling the lenders to, among other things, declare the entire amount outstanding under the Credit Facility to be due and payable. The instruments governing our other outstanding indebtedness generally include cross-default provisions that provide that under certain circumstances, an event of default that results in acceleration of our indebtedness under the Credit Facility will entitle the holders of such other indebtedness to declare amounts outstanding immediately due and payable.

We are exposed to market risk associated with interest rates. We do not use financial derivative instruments for trading purposes, nor do we engage in foreign currency, commodity or interest rate speculation. Concurrent with the issuance of our 6.7% Senior Unsecured Notes, RPM United Kingdom G.P. entered into a cross currency swap, which fixed the interest and principal payments in euros for the life of the 6.7% Senior Unsecured Notes and resulted in an effective euro fixed rate borrowing of 5.31%.

NOTE G — INCOME TAXES

The provision for income taxes is calculated in accordance with ASC 740, which requires the recognition of deferred income taxes using the liability method.

Income (loss) before income taxes as shown in the Consolidated Statements of Income is summarized below for the periods indicated. Certain foreign operations are branches of RPM International Inc.'s subsidiaries and are therefore subject to income taxes in both the United States and the respective foreign jurisdictions. Accordingly, the provision (benefit) for income taxes by jurisdiction and the income (loss) before income taxes by jurisdiction may not be directly related.

Year Ended May 31,	2013	2012	2011
(In thousands)			
United States	$ 5,104	$ 187,687	$ 217,427
Foreign	171,787	140,602	77,626
Income Before Income Taxes	$ 176,891	$ 328,289	$ 295,053

Provision (benefit) for income taxes consists of the following for the periods indicated:

Year Ended May 31,	2013	2012	2011
(In thousands)			
Current:			
U.S. Federal	$ 56,590	$ 45,547	$ 37,871
State and local	6,694	6,836	4,764
Foreign	44,747	49,231	41,542
Total Current	108,031	101,614	84,177
Deferred:			
U.S. Federal	(31,987)	(787)	8,186
State and local	(3,649)	(572)	2,200
Foreign	(5,355)	(5,729)	(2,678)
Total Deferred	(40,991)	(7,088)	7,708
Provision for Income Taxes	$ 67,040	$ 94,526	$ 91,885

The significant components of deferred income tax assets and liabilities as of May 31, 2013 and 2012 were as follows:

(In thousands)	2013	2012
Deferred income tax assets related to:		
Inventories	$ 6,795	$ 5,810
Allowance for losses	7,584	8,935
Accrued compensation and benefits	113,394	113,934
Accrued other expenses	16,322	6,525
Other long-term liabilities	29,954	25,280
Net operating loss and credit carryforwards	70,208	76,740
Net unrealized loss on securities	21,727	1,478
Total Deferred Income Tax Assets	265,984	238,702
Less: valuation allowances	(89,909)	(75,167)
Net Deferred Income Tax Assets	176,075	163,535
Deferred income tax (liabilities) related to:		
Depreciation	(48,491)	(47,872)
Pension and other postretirement benefits	(12,204)	(15,824)
Amortization of intangibles	(125,042)	(109,206)
Total Deferred Income Tax (Liabilities)	(185,737)	(172,902)
Deferred Income Tax Assets (Liabilities), Net	$ (9,662)	$ (9,367)

At May 31, 2013, we had U.S. federal foreign tax credit carryforwards of approximately $14.5 million, which expire starting in 2014. Additionally at May 31, 2013 we had approximately $6.2 million of state net operating loss carryforwards that expire at various dates beginning in 2014 and foreign net operating loss carryforwards of approximately $178.7 million, of which approximately $30.1 million will expire at various dates beginning in 2014 and approximately $148.6 million that have an indefinite carryforward period. Also, as of May 31, 2013, we had foreign capital loss carryforwards of approximately $18.5 million that can be carried forward indefinitely. These net operating loss, capital loss and foreign tax credit carryforwards may be used to offset a portion of future taxable income and, thereby, reduce or eliminate our U.S. federal, state or foreign income taxes otherwise payable.

When evaluating the realizability of deferred income tax assets, we consider, among other items, whether a jurisdiction has experienced cumulative pretax losses and whether a jurisdiction will generate the appropriate character of income to recognize a deferred income tax asset. More specifically, if a jurisdiction experiences cumulative pretax losses for a period of three years, including the current fiscal year, or if a jurisdiction does not have sufficient income of the appropriate character in the relevant carryback or projected carryforward periods, we typically conclude that it is more likely than not that the respective deferred tax asset will not be realized unless factors such as expected operational changes, availability of prudent and feasible tax planning strategies, reversal of taxable temporary differences or other information exists that would lead us to conclude otherwise. If, after we have evaluated these factors, the deferred income tax assets are not expected to be realized within the carryforward or carryback periods allowed for that jurisdiction, we would conclude that a valuation allowance is required. To the extent that the deferred income tax asset is expected to be utilized within the carryback or carryforward periods, we would conclude that a valuation allowance would not be required.

In applying the above, we determined, based on the available evidence, that it is uncertain whether future taxable income of certain of our foreign subsidiaries, future taxable income of the appropriate character and anticipated foreign source income, will be significant enough to recognize corresponding deferred tax assets. As a result, we recorded net incremental valuation allowances of approximately $14.7 million in fiscal 2013. The change in valuation allowances is principally due to an increase of approximately $21.8 million associated with unrealized losses on Kemrock securities, partially offset by reductions in foreign tax credit carryforwards of approximately $7.2 million.

Total valuation allowances of approximately $89.9 million and $75.2 million have been recorded as of May 31, 2013 and 2012, respectively. The recorded valuation allowances relate to U.S. federal foreign tax credit carryforwards, foreign capital loss carryforwards, certain foreign net operating losses, net foreign deferred tax assets and unrealized losses on securities. A portion of the valuation allowance is associated with deferred tax assets recorded in acquisition accounting. In accordance with ASC 805, any reversal of a valuation allowance that was recorded in acquisition accounting reduces income tax expense.

The following table reconciles income tax expense (benefit) computed by applying the U.S. statutory federal income tax rate against income (loss) before income taxes to the provision (benefit) for income taxes:

Year Ended May 31,	2013	2012	2011
(In thousands)			
Income tax expense (benefit) at the U.S. statutory federal income tax rate	$ 61,912	$ 114,901	$ 103,141
Impact of foreign operations	(11,552)	(32,192)	(39,932)
State and local income taxes net of federal income tax benefit	1,979	4,073	4,527
Tax benefits from the domestic manufacturing deduction	(4,489)	(3,744)	(2,750)
Nondeductible fines and penalties	4,802	-	-
Nondeductible business expense	1,269	1,304	1,404
Valuation allowance	14,729	9,353	24,994
Other	(1,610)	831	501
Provision (Benefit) for Income Tax Expense	$ 67,040	$ 94,526	$ 91,885
Effective Income Tax Rate	37.9%	28.8%	31.1%

Uncertain income tax positions are accounted for in accordance with ASC 740. The following table summarizes the activity related to unrecognized tax benefits:

(In millions)	2013	2012	2011
Balance at June 1	$ 3.3	$ 6.4	$ 2.7
Additions based on tax positions related to current year	-	-	0.3
Additions for tax positions of prior years	6.0	0.5	3.9
Reductions for tax positions of prior years	(0.9)	(0.4)	(0.5)
Settlements	-	(3.2)	-
Balance at May 31	$ 8.4	$ 3.3	$ 6.4

The total amount of unrecognized tax benefits that would impact the effective tax rate, if recognized, was $7.5 million at May 31, 2013, $2.4 million at May 31, 2012 and $5.1 million at May 31, 2011. We do not anticipate any significant changes to the above total unrecognized tax benefits within the next 12 months.

We recognize interest and penalties related to unrecognized tax benefits in income tax expense. At May 31, 2013, 2012 and 2011, the accrual for interest and penalties was $5.2 million, $1.5 million and $1.6 million, respectively. Unrecognized tax benefits, including interest and penalties, have been classified as other long-term liabilities unless expected to be paid in one year.

We, or our subsidiaries, file income tax returns in the U.S. and in various state, local and foreign jurisdictions. As of May 31, 2013 we are subject to U.S. federal income tax examinations for the fiscal years 2012 and 2013. In addition, with limited exceptions, we, or our subsidiaries, are generally subject to state and local or non-U.S. income tax examinations by tax authorities for the fiscal years 2006 through 2013.

During fiscal 2013 we settled the U.S. federal income tax examination for fiscal years 2009 and 2010. A net refund position exists as a result of settling these examinations. The underlying Internal Revenue Service ("IRS") adjustments related to, amongst other items, the deductibility of certain of our expenditures, exclusion of selective items of miscellaneous income and our research tax credit positions. The settlements did not have a material impact on our financial statements.

In addition to settling the above examinations, in May 2013 we informally agreed to a settlement with the IRS with respect to their examination of our fiscal 2011 tax return. The underlying adjustments were similar to those noted above for fiscal years 2009 and 2010.

We are currently under examination, or have been notified of an upcoming tax examination for various non-U.S. and domestic state and local jurisdictions. Although it is possible that certain tax examinations could be resolved during the next 12 months, the timing and outcomes are uncertain.

We include SPHC and its domestic subsidiaries (collectively, the "SPHC Group") in our consolidated federal income tax return. We entered into a tax-cooperation agreement (the "Agreement") with the SPHC Group, effective from June 1, 2010. Generally, the Agreement provides, amongst other items, that the federal income taxes of the SPHC Group are to be computed on a stand-alone separate return basis. The current portion of such income tax payable, if any, is due from the SPHC Group to us. Conversely, subject to the terms of the Agreement, income tax benefits associated with net operating loss or tax credit carryovers generated by the SPHC Group, if any, for the taxable year that benefits our consolidated income tax return for that taxable year are payable by us to the SPHC Group. Additionally, pursuant to the terms of the Agreement, a similar approach is applied to consolidated, combined or unitary state tax returns.

NOTE H — COMMON STOCK

On April 21, 2009, our board of directors adopted a new Stockholder Rights Plan to replace the rights plan that was originally adopted in 1999 and expired in May 2009. The new plan is substantively similar to its predecessor. Under the new plan, our board declared a dividend distribution of one right for each outstanding share of our common stock, payable May 11, 2009. The rights initially trade together with shares of our common stock and will not be exercisable. The rights generally will become exercisable and allow the holder to acquire shares of our common stock at a discounted price if a person or group acquires 15% or more of our outstanding shares. Rights held by persons who exceed the applicable threshold will be void. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price. Our board may, at its option, redeem all rights for $0.001 per right, generally at any time prior to the rights becoming exercisable. The rights will expire May 11, 2019, unless earlier redeemed, exchanged or amended by the board. The new plan specifically provides that our board will review the status of the new plan before its fifth anniversary to determine if any such action should be taken.

On January 8, 2008, we announced our authorization of a stock repurchase program under which we may repurchase shares of our common stock at our discretion for general corporate purposes. Our intention with regard to this program is to limit our repurchases only to amounts required to offset dilution created by stock issued in connection with our equity-based compensation plans, or approximately one to two million shares per year. As a result of this authorization, we may repurchase shares from time to time in the open market or in private transactions at various times and in amounts and for prices that we deem appropriate, subject to insider trading rules and other securities law restrictions. The timing of our purchases has depended upon, and will continue to depend upon, prevailing market conditions, alternative uses of capital and other factors. We may limit or terminate the repurchase program at any time. During the fiscal year ended May 31, 2013, we did not repurchase any shares of our common stock under this program. During the fiscal year ended May 31, 2012, we repurchased 164,773 shares of our common stock at a cost of approximately $3.0 million, or an average cost of $18.25 per share, under this program. During the fiscal year ended May 31, 2011, we repurchased approximately 1.0 million shares of our common stock at a cost of approximately $17.9 million, or an average cost of $17.33 per share, under this program.

NOTE I — STOCK-BASED COMPENSATION

Stock-based compensation represents the cost related to stock-based awards granted to our employees and directors; these awards include restricted stock, restricted stock units, stock options and SARs. We grant stock-based incentive awards to our employees and/or our directors under various share-based compensation plans. Plans that provide for stock option grants or share-based payment awards include the 1996 Key Employees Stock Option Plan (the "1996 Plan") and the Amended and Restated 2004 Omnibus Equity and Incentive Plan (the "Omnibus Plan"), which includes provisions for grants of restricted stock, restricted stock units, performance stock, performance stock units and SARs. Other plans, which provide for restricted stock grants only, include the 2003 Restricted Stock Plan for Directors (the "2003 Plan") and the 2007 Restricted Stock Plan (the "2007 Plan").

We measure stock-based compensation cost at the date of grant, based on the estimated fair value of the award. We recognize the cost as expense on a straight-line basis (net of estimated forfeitures) over the related vesting period.

The following table represents total stock-based compensation expense included in our Consolidated Statements of Income:

Year Ended May 31,	2013	2012	2011
(In thousands)			
Selling, general and administrative expense	$ 17,145	$ 13,904	$ 12,282
Income tax expense (benefit)	(5,627)	(4,921)	(4,337)
Total stock-based compensation cost	$ 11,518	$ 8,983	$ 7,945

Stock Option Plans

Stock options are awards that allow our employees to purchase shares of our common stock at a fixed price. We grant stock options at an exercise price equal to the stock price on the date of the grant. The fair value of SARs granted is estimated as of the date of grant using a Black-Scholes option-pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life of options granted is derived from the input of the option-pricing model and represents the period of time that options granted are expected to be outstanding. Expected volatility rates are based on historical volatility of shares of our common stock.

The following is a summary of our weighted-average assumptions related to grants made during the last three fiscal years:

Year Ended May 31,	2013	2012	2011
Risk-free interest rate	1.1%	2.5%	2.1%
Expected life of option	7.5 yrs	7.5 yrs	7.5 yrs
Expected dividend yield	3.3%	3.8%	4.1%
Expected volatility rate	28.2%	29.5%	29.6%

Compensation cost for awards under the 1996 Plan is recognized on a straight-line basis over the related vesting period. Shares of common stock under option are not eligible for dividend payments until the shares are exercised.

The Omnibus Plan was approved by our stockholders on October 8, 2004, and is intended to be the primary stock-based award program for covered employees. A wide variety of stock and stock-based awards, as well as dollar-denominated performance-based awards, may be granted under the Omnibus Plan. SARs are issued at fair value at the date of grant, have up to ten-year terms and have graded-vesting terms over four years. Compensation cost for these awards is recognized on a straight-line basis over the related vesting period. Currently all SARs outstanding are to be settled with stock. As of May 31, 2013, there were 3,200,250 SARs outstanding and 302,238 stock options outstanding.

The following table summarizes option and share-based payment activity (including SARs) under these plans during the fiscal year ended May 31, 2013:

	2013	
Share-Based Payments	Weighted Average Exercise Price	Number of Shares Under Option
(Shares in thousands)		
Balance at June 1	$ 19.16	3,771
Options granted	25.87	550
Options canceled/expired	14.08	(1)
Options exercised	17.80	(818)
Balance at May 31	20.54	3,502
Exercisable at May 31	$ 18.99	2,057

Stock Option Plans	2013	2012	2011
(In millions, except per share amounts)			
Weighted-average grant-date fair value per share	$ 4.96	$ 4.69	$ 3.97
Intrinsic value of options exercised	$ 9.8	$ 7.0	$ 7.7
Tax benefit from options exercised	$ 3.5	$ 1.4	$ 1.2
Fair value of SARS vested	$ 1.9	$ 2.0	$ 2.2

At May 31, 2013, the aggregate intrinsic value and weighted-average remaining contractual life of options outstanding was $44.1 million and 5.9 years respectively, while the aggregate intrinsic value and weighted-average remaining contractual life of options exercisable was $29.1 million and 4.5 years, respectively.

At May 31, 2013, the total unamortized stock-based compensation expense related to SARs that were previously granted was $4.4 million, which is expected to be recognized over 3.25 years. We anticipate that approximately 1.4 million shares at a weighted-average exercise price of $22.73 and a weighted-average remaining contractual term of 7.8 years will ultimately vest under these plans.

Restricted Stock Plans

We also grant stock-based awards, which may be made in the form of restricted stock, restricted stock units, performance stock and performance stock units. These awards are granted to eligible employees or directors, and entitle the holder to shares of our common stock as the award vests. The fair value of the awards is determined and fixed based on the stock price at the date of grant. A description of our restricted stock plans follows.

Under the Omnibus Plan, a total of 12,000,000 shares of our common stock may be subject to awards. Of the 12,000,000 shares of common stock issuable under the Omnibus Plan, up to 6,000,000 shares may be subject to "full-value" awards such as restricted stock, restricted stock unit, performance stock and performance stock unit awards.

The following table summarizes the share-based performance-earned restricted stock ("PERS") activity during the fiscal year ended May 31, 2013:

(Shares in thousands)	Weighted-Average Grant-Date Fair Value	2013
Balance at June 1	$ 20.18	1,070
Shares granted	26.22	495
Shares forfeited	20.62	(19)
Shares vested	18.98	(92)
Balance at May 31	$ 22.31	1,454

The weighted-average grant-date fair value was $26.22, $21.49 and $19.31 for the fiscal years ended May 31, 2013, 2012 and 2011, respectively. The restricted stock cliff vests after three years. Nonvested restricted shares of common stock under the Omnibus Plan are eligible for dividend payments. At May 31, 2013, unamortized deferred compensation expense of $13.2 million remained and is being amortized over the applicable vesting period for each participant.

On October 7, 2010, our Compensation Committee approved contingent awards of PCRS, (the "2011 PCRS"), for certain executives. During October 2010, 680,000 shares were granted at a weighted-average grant-date price of $20.73. Additional grants were made in July 2011, June 2012 and July 2012, totaling 115,000 shares, 10,000 shares and 50,000 shares, respectively, and were granted at a weighted-average grant-date price of $22.16, $25.76 and $25.87, respectively. The awards are contingent upon the level of attainment of performance goals for the three-year and five-year periods from June 1, 2010 ending May 31, 2013, and from June 1, 2010 ending May 31, 2015, respectively. At May 31, 2013, we expect that up to 394,521 shares of stock may ultimately vest in relation to these awards. Compensation cost for these awards will be recognized on a straight-line basis over the related performance period, with consideration given to the probability of attaining the performance goals. As of May 31, 2013, there were 855,000 2011 PCRS shares outstanding and $4.1 million in total unamortized stock-based compensation expense. At May 31, 2013, approximately 392,500 shares have been earned, but not vested.

The 2003 Plan was approved on October 10, 2003 by our stockholders, and was established primarily for the purpose of recruiting and retaining directors, and to align the interests of directors with the interests of our stockholders. Only directors who are not our employees are eligible to participate. Under the 2003 Plan, up to 500,000 shares of our common stock may be awarded, with awards cliff vesting over a three-year period. The following table summarizes the share-based activity under the 2003 Plan during fiscal 2013:

(Shares in thousands)	Weighted-Average Grant-Date Fair Value	2013
Balance at June 1	$ 20.23	115
Shares granted to Directors	26.63	35
Shares vested	19.31	(37)
Balance at May 31	$ 22.50	113

The weighted-average grant-date fair value was $26.63, $20.60 and $20.73 for the fiscal years ended May 31, 2013, 2012 and 2011, respectively. Unamortized deferred compensation expense relating to restricted stock grants for directors of $1.2 million at May 31, 2013, is being amortized over the applicable remaining vesting period for each director. Nonvested restricted shares of common stock under the 2003 Plan are eligible for dividend payments. As of May 31, 2013, there were 192,750 shares available for future grant.

Under the 2007 Plan, up to 1,000,000 shares may be awarded to certain employees, generally subject to forfeiture. The shares vest upon the latter of attainment of age 55 and the fifth anniversary of the May 31st immediately preceding the date of the grant. In addition, we also grant restricted stock units to certain employees under this plan. The following table sets forth awards and restricted stock units issued under the 2007 Plan for the years ended May 31, 2013:

(Shares in thousands)	Weighted-Average Grant-Date Fair Value	2013
Balance at June 1	$ 17.12	778
Shares granted	25.87	89
Shares forfeited	17.86	(9)
Shares vested	19.38	(43)
Balance at May 31	$ 17.94	815

The weighted-average grant-date fair value was $25.87, $22.16 and $17.88 for the fiscal years ended May 31, 2013, 2012 and 2011, respectively. As of May 31, 2013, 234,707 shares were available for future issuance under the 2007 Plan. At May 31, 2013, unamortized stock-based compensation expense of $4.9 million, $0.1 million and $1.1 million relating to the 2007 Plan, the 1997 Plan and the Restricted Stock Units, respectively, which are being amortized over the applicable vesting period associated with each participant.

The following table summarizes the activity for all nonvested restricted shares during the year ended May 31, 2013:

(Shares in thousands)	Weighted-Average Grant-Date Fair Value	Number of Shares
Balance at June 1	$ 19.53	2,758
Granted	26.16	678
Vested	19.15	(171)
Forfeited	19.72	(29)
Balance at May 31	$ 20.94	3,236

The remaining weighted-average contractual term of nonvested restricted shares at May 31, 2013 is the same as the period over which the remaining cost of the awards will be recognized, which is approximately 3.2 years. The fair value of the nonvested restricted share awards have been calculated using the market value of the shares on the date of issuance. For the years ended May 31, 2013, 2012 and 2011, the weighted-average grant-date fair value for restricted share grants was $26.16, $21.62 and $19.97, respectively. The total fair value of shares that vested during the years ended May 31, 2013, 2012 and 2011 was $3.3 million, $7.0 million and $10.8 million, respectively. We anticipate that approximately 2.5 million shares at a weighted-average grant-date fair value of $20.94 and a weighted-average remaining contractual term of 3.2 years will ultimately vest, based upon the unique terms and participants of each plan. Approximately 45,194 shares of restricted stock were vested at June 1, 2012, with 56,291 restricted shares vested as of May 31, 2013. The total intrinsic value of restricted shares converted during the years ended May 31, 2013, 2012 and 2011 was $1.3 million, $3.1 million and $0.6 million, respectively.

Total unrecognized compensation cost related to all nonvested awards of restricted shares of common stock was $24.6 million as of May 31, 2013. That cost is expected to be recognized over a weighted-average period of 3.2 years. We did not receive any cash from employees as a result of employee vesting and release of restricted shares for the year ended May 31, 2013.

NOTE J — ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) consists of the following components:

(In thousands)	Foreign Currency Translation Adjustments	Pension And Other Postretirement Benefit Liability Adjustments, Net of Tax	Unrealized Gain (Loss) On Derivatives, Net of Tax	Unrealized Gain (Loss) On Securities, Net of Tax	Total
Balance at June 1, 2010	$ (16,462)	$(103,265)	$ 1,059	$ 10,877	$(107,791)
Reclassification adjustments for gains included in net income, net of tax of $2,791				(5,676)	(5,676)
Other comprehensive income (loss)	97,808	10,163	6,131	13,554	127,656
Deferred taxes		(3,603)	(1,923)	(2,590)	(8,116)
Balance at May 31, 2011	81,346	(96,705)	5,267	16,165	6,073
Reclassification adjustments for gains included in net income, net of tax benefit of $844				1,043	1,043
Other comprehensive income	(89,863)	(119,189)	(5,512)	(21,010)	(235,574)
Deferred taxes		41,720	1,445	7,400	50,565
Balance at May 31, 2012	(8,517)	(174,174)	1,200	3,598	(177,893)
Reclassification adjustments for gains included in net income, net of tax benefit of $633				(1,953)	(1,953)
Other comprehensive income	(15,911)	48,100	14	7,860	40,063
Deferred taxes		(17,481)	(18)	(1,971)	(19,470)
Balance at May 31, 2013	$ (24,428)	$(143,555)	$ 1,196	$ 7,534	$(159,253)

NOTE K — EARNINGS PER SHARE

The following table sets forth the reconciliation of the numerator and denominator of basic and diluted earnings per share, as calculated using the two-class method, for the years ended May 31, 2013, 2012 and 2011:

Year Ended May 31,	2013	2012	2011
(In thousands, except per share amounts)			
Numerator for earnings per share:			
Net income attributable to RPM International Inc. stockholders	$ 98,603	$ 215,936	$ 189,058
Less: Allocation of earnings and dividends to participating securities	(1,999)	(4,024)	(3,067)
Net income available to common shareholders - basic	96,604	211,912	185,991
Add: Undistributed earnings reallocated to unvested shareholders	(3)	9	7
Net income available to common shareholders - diluted	$ 96,601	$ 211,921	$ 185,998
Denominator for basic and diluted earnings per share:			
Basic weighted average common shares	128,956	128,130	127,403
Average diluted options	845	587	663
Total shares for diluted earnings per share	129,801	128,717	128,066
Earnings Per Share of Common Stock Attributable to RPM International Inc. Stockholders:			
Basic Earnings Per Share of Common Stock	$ 0.75	$ 1.65	$ 1.46
Diluted Earnings Per Share of Common Stock	$ 0.74	$ 1.65	$ 1.45

For the years ended May 31, 2013, 2012 and 2011, approximately 3,095,000, 2,625,000 and 2,157,000 shares of stock, respectively, granted under stock-based compensation plans were excluded from the calculation of diluted EPS, as the effect would have been anti-dilutive.

NOTE L — LEASES

We lease certain property, plant and equipment under long-term operating lease agreements, some of which provide for increased rental payments based upon increases in the cost-of-living index. The following table illustrates our future minimum lease commitments under all non-cancelable lease agreements, for each of the next five years and in the aggregate, as of May 31, 2013:

May 31,	
(In thousands)	
2014	$ 44,021
2015	35,870
2016	27,198
2017	19,428
2018	15,282
Thereafter	51,834
Total Minimum Lease Commitments	$ 193,633

Total rental expense for all operating leases amounted to $46.5 million, $40.6 million and $41.4 million for the fiscal years ended May 31, 2013, 2012 and 2011, respectively.

NOTE M — PENSION PLANS

We sponsor several pension plans for our employees, including our principal plan (the "Retirement Plan"), which is a non-contributory defined benefit pension plan covering substantially all domestic non-union employees. Pension benefits are provided for certain domestic union employees through separate plans. Employees of our foreign subsidiaries receive pension coverage, to the extent deemed appropriate, through plans that are governed by local statutory requirements.

The Retirement Plan provides benefits that are based upon years of service and average compensation with accrued benefits vesting after five years. Benefits for union employees are generally based upon years of service, or a combination of years of service and average compensation. Our pension funding policy is to contribute an amount on an annual basis that can be deducted for federal income tax purposes, using a different actuarial cost method and different assumptions from those used for financial reporting. For the fiscal year ending May 31, 2014, we expect to contribute approximately $27.4 million to the retirement plans in the U.S. and approximately $7.4 million to our foreign plans.

Net periodic pension cost consisted of the following for the year ended May 31:

	U.S. Plans			Non-U.S. Plans		
(In thousands)	2013	2012	2011	2013	2012	2011
Service cost	$ 25,950	$ 19,906	$ 16,957	$ 4,337	$ 3,731	$ 3,535
Interest cost	16,240	15,307	13,738	7,246	8,076	7,622
Expected return on plan assets	(17,431)	(17,416)	(12,558)	(7,715)	(7,867)	(7,057)
Amortization of:						
Prior service cost	348	352	358	7	10	12
Net actuarial losses recognized	16,888	8,510	7,919	2,771	2,169	2,472
Curtailment/settlement (gains) losses	72	-	83	234	-	(26)
Net Pension Cost	$ 42,067	$ 26,659	$ 26,497	$ 6,880	$ 6,119	$ 6,558

The changes in benefit obligations and plan assets, as well as the funded status of our pension plans at May 31, 2013 and 2012, were as follows:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2013	2012	2013	2012
Benefit obligation at beginning of year	$ 385,013	$ 288,532	$ 175,338	$ 161,632
Service cost	25,950	19,906	4,337	3,731
Interest cost	16,240	15,307	7,246	8,076
Benefits paid	(16,503)	(13,467)	(8,761)	(6,337)
Participant contributions			929	1,035
Acquisitions				880
Actuarial (gains)/losses	(8,014)	74,735	9,820	20,563
Settlements/Curtailments			(3,874)	
Premiums paid			(127)	(161)
Currency exchange rate changes			1,085	(14,081)
Benefit Obligation at End of Year	$ 402,686	$ 385,013	$ 185,993	$ 175,338
Fair value of plan assets at beginning of year	$ 198,208	$ 212,215	$ 137,318	$ 141,639
Actual return on plan assets	35,708	(14,309)	15,859	3,987
Employer contributions	24,547	13,769	9,422	8,363
Participant contributions			929	1,035
Benefits paid	(16,503)	(13,467)	(8,761)	(6,337)
Premiums paid			(127)	(161)
Currency exchange rate changes			416	(11,208)
Fair Value of Plan Assets at End of Year	$ 241,960	$ 198,208	$ 155,056	$ 137,318
(Deficit) of plan assets versus benefit obligations at end of year	$ (160,726)	$ (186,805)	$ (30,937)	$ (38,020)
Net Amount Recognized	$ (160,726)	$ (186,805)	$ (30,937)	$ (38,020)
Accumulated Benefit Obligation	$ 340,742	$ 324,247	$ 173,586	$ 156,663

The fair value of the assets held by our pension plans has increased at May 31, 2013 since our previous measurement date at May 31, 2012, due primarily to the combination of gains in the stock market and plan contributions. At the same time, plan liabilities have increased slightly due to plan experience and a slight increase in interest rates. As such, we have decreased our recorded liability for the net underfunded status of our pension plans. Due to contributions and slightly higher interest rates, we expect pension expense in fiscal 2014 to be slightly below our fiscal 2013 expense level. Any future declines in the value of our pension plan assets or increases in our plan liabilities could require us to further increase our recorded liability for the net underfunded status of our pension plans and could also require accelerated and higher cash contributions to our pension plans.

Amounts recognized in the Consolidated Balance Sheets for the years ended May 31, 2013 and 2012 are as follows:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2013	2012	2013	2012
Noncurrent assets	$ -	$ -	$ -	$ 42
Current liabilities	(43)	(43)	(436)	(492)
Noncurrent liabilities	(160,683)	(186,762)	(30,501)	(37,570)
Net Amount Recognized	$ (160,726)	$ (186,805)	$ (30,937)	$ (38,020)

The following table summarizes the relationship between our plans' benefit obligations and assets:

	U.S. Plans			
	2013		2012	
(In thousands)	Benefit Obligation	Plan Assets	Benefit Obligation	Plan Assets
Plans with projected benefit obligation in excess of plan assets	$ 402,686	$ 241,960	$ 385,013	$ 198,208
Plans with accumulated benefit obligation in excess of plan assets	340,742	241,960	324,247	198,208

	Non-U.S. Plans			
	2013		2012	
(In thousands)	Benefit Obligation	Plan Assets	Benefit Obligation	Plan Assets
Plans with projected benefit obligation in excess of plan assets	$ 185,993	$ 155,056	$ 174,358	$ 136,296
Plans with accumulated benefit obligation in excess of plan assets	94,423	70,642	83,465	62,902
Plans with assets in excess of projected benefit obligations			980	1,022
Plans with assets in excess of accumulated benefit obligations	79,163	84,414	73,198	74,416

The following table presents the pretax net actuarial loss, prior service (costs) and transition assets/(obligations) recognized in accumulated other comprehensive income (loss) not affecting retained earnings:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2013	2012	2013	2012
Net actuarial loss	$ (161,835)	$ (205,086)	$ (57,882)	$ (62,750)
Prior service (costs)	(1,331)	(1,679)	(51)	(93)
Total recognized in accumulated other comprehensive income not affecting retained earnings	$ (163,166)	$ (206,765)	$ (57,933)	$ (62,843)

The following table includes the changes recognized in other comprehensive income:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2013	2012	2013	2012
Changes in plan assets and benefit obligations recognized in other comprehensive income:				
Prior service cost	$ -	$ -	$ -	$ -
Net loss (gain) arising during the year	(26,291)	106,459	(2,197)	24,441
Effect of exchange rates on amounts included in AOCI			300	(3,852)
Amounts recognized as a component of net periodic benefit cost:				
Amortization or curtailment recognition of prior service credit (cost)	(348)	(352)	(48)	(10)
Amortization or settlement recognition of net gain (loss)	(16,960)	(8,510)	(2,966)	(2,169)
Total recognized in other comprehensive loss (income)	$ (43,599)	$ 97,597	$ (4,911)	$ 18,410

The following table presents the amounts in accumulated other comprehensive income (loss) as of May 31, 2013 that have not yet been recognized in net periodic pension cost, but will be recognized in our Consolidated Statements of Income during the fiscal year ending May 31, 2014:

(In thousands)	U.S. Plans	Non-U.S. Plans
Net actuarial loss	$ (11,799)	$ (2,493)
Prior service (costs)	$ (334)	$ (3)

In measuring the projected benefit obligation and net periodic pension cost for our plans, we utilize actuarial valuations. These valuations include specific information pertaining to individual plan participants, such as salary, age and years of service, along with certain assumptions. The most significant assumptions applied include discount rates, expected return on plan assets and rate of compensation increases. We evaluate these assumptions, at a minimum, on an annual basis, and make required changes, as applicable. In developing our expected long-term rate of return on pension plan assets, we consider the current and expected target asset allocations of the pension portfolio, as well as historical returns and future expectations for returns on various categories of plan assets. Expected return on assets is determined by using the weighted-average return on asset classes based on expected return for the target asset allocations of the principal asset categories held by each plan. In determining expected return, we consider both historical performance and an estimate of future long-term rates of return.

The following weighted-average assumptions were used to determine our year-end benefit obligations and net periodic pension cost under the plans:

	U.S. Plans		Non-U.S. Plans	
Year-End Benefit Obligations	2013	2012	2013	2012
Discount rate	4.45%	4.25%	3.95%	4.19%
Rate of compensation increase	3.14%	3.15%	3.32%	3.76%

	U.S. Plans			Non-U.S. Plans		
Net Periodic Pension Cost	2013	2012	2011	2013	2012	2011
Discount rate	4.25%	5.25%	5.75%	4.19%	5.14%	5.26%
Expected return on plan assets	8.50%	8.50%	8.75%	5.32%	5.63%	5.75%
Rate of compensation increase	3.15%	3.15%	3.28%	3.76%	3.83%	3.81%

The following tables illustrate the weighted-average actual and target allocation of plan assets:

U.S. Plans

(Dollars in millions)	Target Allocation as of May 31, 2013	Actual Asset Allocation 2013	Actual Asset Allocation 2012
Equity securities	55%	$ 146.2	$ 111.7
Fixed income securities	25%	74.1	64.4
Cash		3.9	4.5
Other	20%	17.8	17.6
Total assets	100%	$ 242.0	$ 198.2

Non-U.S. Plans

(Dollars in millions)	Target Allocation as of May 31, 2013	Actual Asset Allocation 2013	Actual Asset Allocation 2012
Equity securities	42%	$ 81.8	$ 67.0
Fixed income securities	51%	46.7	43.9
Cash	1%	0.2	0.4
Property and other	6%	26.3	26.0
Total assets	100%	$ 155.0	$ 137.3

The following tables present our pension plan assets as categorized using the fair value hierarchy at May 31, 2013 and 2012:

U.S. Plans

(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2013
U.S. Treasury and other government	$ -	$ 10,288	$ -	$ 10,288
State and municipal bonds		455		455
Foreign bonds		2,342		2,342
Mortgage-backed securities		7,332		7,332
Corporate bonds		14,550		14,550
Stocks - large cap	26,443			26,443
Stocks - mid cap	15,423			15,423
Stocks - small cap	11,451			11,451
Stocks - international	2,643			2,643
Mutual funds - equity		90,260		90,260
Mutual funds - fixed		39,080		39,080
Cash and cash equivalents	3,848			3,848
Limited partnerships			1,159	1,159
Common/collective trusts			16,686	16,686
Total	$ 59,808	$ 164,307	$ 17,845	$ 241,960

(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2013
	Non-U.S. Plans			
Pooled equities	$ -	$ 80,550	$ -	$ 80,550
Pooled fixed income		46,428		46,428
Foreign bonds		261		261
Insurance contracts			26,313	26,313
Mutual funds		1,289		1,289
Cash and cash equivalents	215			215
Total	$ 215	$ 128,528	$ 26,313	$ 155,056

(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2012
	U.S. Plans			
U.S. Treasury and other government	$ -	$ 7,969	$ -	$ 7,969
State and municipal bonds		490		490
Foreign bonds		2,279		2,279
Mortgage-backed securities		9,169		9,169
Corporate bonds		14,647		14,647
Stocks - large cap	36,196			36,196
Stocks - mid cap	19,659			19,659
Stocks - small cap	10,413			10,413
Stocks - international	6,961			6,961
Mutual funds - equity		38,475		38,475
Mutual funds - fixed		29,806		29,806
Cash and cash equivalents	4,549			4,549
Limited partnerships			1,833	1,833
Common/collective trusts			15,762	15,762
Total	$ 77,778	$ 102,835	$ 17,595	$ 198,208

(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2012
	Non-U.S. Plans			
Pooled equities	$ -	$ 66,212	$ -	$ 66,212
Pooled fixed income		43,446		43,446
Foreign bonds		433		433
Insurance contracts			25,974	25,974
Mutual funds		843		843
Cash and cash equivalents	410			410
Total	$ 410	$ 110,934	$ 25,974	$ 137,318

The following table includes the activity that occurred during the years ended May 31, 2013 and 2012 for our Level 3 assets:

(In thousands)	Balance at Beginning of Period	Actual Return on Plan Assets For: Assets Still Held at Reporting Date	Assets Sold During Year	Settlements [1]	Transfers In/Out of Level 3	Balance at End of Period
Year ended May 31, 2013	$ 43,569	1,283	924	1,113	(2,731)	$ 44,158
Year ended May 31, 2012	48,716	231	(619)	(3,998)	(761)	43,569

(1) Includes the impact of exchange rate changes during the year.

The primary objective for the investments of the Retirement Plan is to provide for long-term growth of capital without undue exposure to risk. This objective is accomplished by utilizing a strategy of equities, fixed income securities and cash equivalents in a mix that is conducive to participation in a rising market, while allowing for adequate protection in a falling market. Our Investment Committee oversees the investment allocation process, which includes the selection and evaluation of investment managers, the determination of investment objectives and risk guidelines, and the monitoring of actual investment performance. In order to manage investment risk properly, Plan policy prohibits short selling, securities lending, financial futures, options and other specialized investments except for certain alternative investments specifically approved by the Investment Committee. The Investment Committee reviews, on a quarterly basis, reports of actual Plan investment performance provided by independent third parties, in addition to its review of the Plan investment policy on an annual basis. The investment objectives are similar for our plans outside of the U.S., subject to local regulations. In general, investments for all plans are managed by private investment managers, reporting to our Investment Committee on a regular basis.

The goals of the investment strategy for pension assets include: The total return of the funds shall, over an extended period of time, surpass an index composed of the Standard & Poor's 500 Stock Index (equity), the Barclays Aggregate Bond Index (fixed income), and 30-day Treasury Bills (cash); weighted appropriately to match the asset allocation of the plans. The equity portion of the funds shall surpass the Standard & Poor's 500 Stock Index over a full market cycle, while the fixed income portion shall surpass Barclays Aggregate Bond Index over a full market cycle. The purpose of the core fixed income fund is to increase return in the form of cash flow, provide a hedge against inflation and to reduce the volatility of the fund overall. Therefore, the primary objective of the core fixed income portion is to match the Barclays Aggregate Bond Index. The purpose of including opportunistic fixed income assets such as, but not limited to, global and high yield securities in the portfolio is to enhance the overall risk-return characteristics of the Fund.

In addition to the defined benefit pension plans discussed above, we also sponsor employee savings plans under Section 401(k) of the Internal Revenue Code, which cover most of our employees in the U.S. We record expense for defined contribution plans for any employer matching contributions made in conjunction with services rendered by employees. The majority of our plans provide for matching contributions made in conjunction with services rendered by employees. Matching contributions are invested in the same manner that the participants invest their own contributions. Matching contributions charged to income were $13.1 million, $11.9 million and $10.9 million for the years ending May 31, 2013, 2012 and 2011, respectively.

We expect to pay the following estimated pension benefit payments in the next five years (in millions): $27.2 in 2014; $29.2 in 2015; $30.6 in 2016; $33.2 in 2017; and $35.3 in 2018. In the five years thereafter (2019-2023) we expect to pay $203.1 million.

NOTE N — POSTRETIREMENT BENEFITS

We sponsor several unfunded-health-care-benefit plans for certain of our retired employees as well as post-retirement life insurance for certain key employees. Eligibility for these benefits is based upon various requirements. The following table illustrates the effect on operations of these plans for the three years ended May 31, 2013:

	U.S. Plans			Non-U.S. Plans		
(In thousands)	2013	2012	2011	2013	2012	2011
Service cost - Benefits earned during the period	$ -	$ -	$ 5	$ 1,185	$ 745	$ 736
Interest cost on the accumulated obligation	349	416	439	1,188	968	925
Amortization of:						
Prior service cost	(86)	(86)	(86)			
Unrecognized losses	16	(58)	(191)	470	72	89
Net Periodic Postretirement Expense	$ 279	$ 272	$ 167	$ 2,843	$ 1,785	$ 1,750

The changes in benefit obligations of the plans at May 31, 2013 and 2012 were as follows:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2013	2012	2013	2012
Accumulated postretirement benefit obligation at beginning of year	$ 9,677	$ 9,103	$ 24,517	$ 17,557
Service cost			1,185	745
Interest cost	349	416	1,188	968
Benefit payments	(572)	(665)	(441)	(369)
Medicare subsidy received	74	69		
Actuarial (gains) losses	(1,014)	754	1,988	6,979
Currency exchange rate changes			(22)	(1,363)
Accumulated and accrued postretirement benefit obligation at end of year	$ 8,514	$ 9,677	$ 28,415	$ 24,517

In determining the postretirement benefit amounts outlined above, measurement dates as of May 31 for each period were applied.

Amounts recognized in the Consolidated Balance Sheets for the years ended May 31, 2013 and 2012 are as follows:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2013	2012	2013	2012
Current liabilities	$ (642)	$ (714)	$ (486)	$ (428)
Noncurrent liabilities	(7,872)	(8,963)	(27,929)	(24,089)
Net Amount Recognized	$ (8,514)	$ (9,677)	$ (28,415)	$ (24,517)

The following table presents the pretax net actuarial gain (loss) and prior service credits recognized in accumulated other comprehensive income (loss) not affecting retained earnings:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2013	2012	2013	2012
Net actuarial gain (loss)	$ 996	$ (35)	$ (10,950)	$ (9,441)
Prior service credits	516	603		
Total recognized in accumulated other comprehensive income not affecting retained earnings	$ 1,512	$ 568	$ (10,950)	$ (9,441)

The following table includes the changes recognized in other comprehensive income:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2013	2012	2013	2012
Changes in plan assets and benefit obligations recognized in other comprehensive income:				
Prior service cost	$ -	$ -	$ -	$ -
Net loss (gain) arising during the year	(1,014)	754	1,988	6,979
Effect of exchange rates on amounts included in AOCI			(9)	(409)
Amounts recognized as a component of net periodic benefit cost:				
Amortization or curtailment recognition of prior service credit (cost)	86	86		
Amortization or settlement recognition of net gain (loss)	(16)	58	(470)	(72)
Total recognized in other comprehensive loss (income)	$ (944)	$ 898	$ 1,509	$ 6,498

The following weighted-average assumptions were used to determine our year-end benefit obligations and net periodic postretirement benefit costs under the plans:

	U.S. Plans		Non-U.S. Plans	
Year-End Benefit Obligations	2013	2012	2013	2012
Discount rate	3.95%	3.75%	4.50%	4.75%
Current healthcare cost trend rate	7.54%	7.70%	6.43%	6.92%
Ultimate healthcare cost trend rate	4.50%	4.50%	4.20%	4.20%
Year ultimate healthcare cost trend rate will be realized	2029	2029	2030	2030

	U.S. Plans			Non-U.S. Plans		
Net Periodic Postretirement Cost	2013	2012	2011	2013	2012	2011
Discount rate	3.75%	4.75%	5.75%	4.75%	5.75%	5.75%
Healthcare cost trend rate	7.70%	7.87%	8.04%	6.92%	7.00%	7.40%
Ultimate healthcare cost trend rate	4.50%	4.50%	4.50%	4.20%	4.50%	4.50%
Year ultimate healthcare cost trend rate will be realized	2029	2029	2029	2030	2030	2030

Increasing or decreasing current healthcare cost trend rates by 1% would affect our accumulated postretirement benefit obligation and net postretirement expense by the following amounts for the years ended May 31, 2013 and 2012:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2013	2012	2013	2012
1% Increase in trend rate				
Accumulated Benefit Obligation	$ 296	$ 390	$ 9,080	$ 3,920
Postretirement Cost	15	21	647	473
1% Decrease in trend rate				
Accumulated Benefit Obligation	$ (265)	$ (348)	$ (3,802)	$ (5,176)
Postretirement Cost	(13)	(19)	(481)	(351)

We expect to pay approximately $1.1 million to $1.4 million in estimated postretirement benefits in each of the next five years. In the five years thereafter (2019-2023) we expect to pay a cumulative total of $8.4 million.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"), was signed into law on December 8, 2003. The Act provides for prescription drug benefits under Medicare Part D and contains a subsidy to plan sponsors who provide "actuarially equivalent" prescription drug plans. Our actuary has determined that the prescription drug benefit provided by our postretirement plan is considered to be actuarially equivalent to the benefits provided under the Act for all years since inception.

We have included the impact of our portion of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 subsidy in the determination of accumulated postretirement benefit obligation for the U.S. nonpension postretirement benefit plan for the periods ended May 31, 2013 and 2012. For the fiscal years ended May 31, 2013 and 2012, we received reimbursements from Medicare related to this law amounting to approximately $74,000 and $69,000, respectively.

NOTE O — REORGANIZATION PROCEEDINGS OF CERTAIN SUBSIDIARIES

General — Prior to May 31, 2010, Bondex and SPHC were defendants in various asbestos-related bodily injury lawsuits filed in various state courts. These cases generally sought unspecified damages for asbestos-related diseases based on alleged exposures to asbestos-containing products.

On May 31, 2010, Bondex and its parent, SPHC, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. SPHC is also the parent company for various operating companies that are not part of the reorganization filing, including Chemical Specialties Manufacturing Corp.; Day-Glo Color Corp.; Dryvit Holdings, Inc.; Guardian Protection Products Inc.; Kop-Coat Inc.; TCI, Inc. and RPM Wood Finishes Group, Inc. SPHC and Bondex (the "filing entities") took this action in an effort to permanently and comprehensively resolve all pending and future asbestos-related liability claims associated with Bondex and SPHC-related products. As a result of the filing, all Bondex and SPHC asbestos personal injury lawsuits have been stayed due to the imposition of an automatic stay applicable in bankruptcy cases, with the exception of the cases referenced in Note A(2) with respect to which the stay was lifted. In addition, at the request of SPHC and Bondex, the bankruptcy court has entered orders staying all claims against RPM International Inc. and its affiliates that are derivative of the asbestos claims against SPHC and Bondex.

Through the Chapter 11 proceedings, the filing entities are seeking to formulate a consensual plan of reorganization pursuant to Section 524(g) of the Bankruptcy Code. That contemplated plan of reorganization would establish a trust to which all present and future asbestos claims against the debtors would be channeled, and which would provide compensation to the asbestos claimants based upon factors set forth in trust distribution procedures provided for by the plan of reorganization. We would hope to have any channeling order issued by the bankruptcy court in connection with such a plan of reorganization also protect ourselves as well as other non-filing affiliates of the debtors, so that all future SPHC-related and Bondex-related asbestos claims must proceed against the trust and cannot be asserted against us or other non-filing affiliates. The ultimate ability to achieve such a consensual plan of reorganization on such terms, however, depends on numerous factors, and no assurance can be provided that such a plan of reorganization with these terms will, in fact, be achieved.

In January 2013, a hearing to estimate the aggregate current and future asbestos liabilities of the filing entities was conducted before Judge Judith K. Fitzgerald in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). In May 2013, the Bankruptcy Court issued an opinion estimating the current and future asbestos claims associated with Bondex and SPHC at approximately $1.17 billion. The estimation hearing represents one step in the legal process in helping to determine the appropriate amount of funding for a 524(g) asbestos trust. Bondex and SPHC firmly believe that the ruling substantially overstates the amount of their liability and is not supported by the facts or the law. The debtors have filed an appeal of the decision and are seeking certification of the appeal directly to the United States Court of Appeals for the Third Circuit, thereby bypassing review by the United States District Court for the District of Delaware. We have also separately filed an appeal. The asbestos claimants and the future claims representative have moved to dismiss the appeals, arguing that the estimation order is not a final, appealable order. Bondex, SPHC and we believe that the order is final and appealable, and that, even if it were not, the appeal should be treated as a motion to appeal, which should be granted. Assuming that the motion to dismiss the appeal is not granted, it is anticipated that the appeal process could take an additional two to three years. That time period could be shorter if the appeal is certified to and heard directly by the United States Court of Appeals for the Third Circuit.

Prior to the bankruptcy filing, the filing entities had litigated and, on many occasions, settled asbestos-related products liability claims brought against them. The debtors paid $92.6 million during the year ended May 31, 2010, prior to the bankruptcy filing, in connection with the litigation and settlement of asbestos claims, $42.6 million of which consisted of defense costs. With the exception of the appeal bonds described in Note A(2), no claims have been paid since the bankruptcy filing and it is not contemplated that any claims will be paid until a plan of reorganization is confirmed and an asbestos trust is established and operating.

Prior to the Chapter 11 bankruptcy filing, we recorded asbestos-related contingent liabilities that included estimations of future costs. Such estimates by their nature are subject to many uncertainties that may change over time, including (i) the ultimate number of claims filed; (ii) the amounts required to resolve both currently known and future unknown claims; (iii) the amount of insurance, if any, available to cover such claims, including the outcome of coverage litigation against the filing entities' third-party insurers; (iv) future earnings and cash flow of the filing entities; (v) the impact of bankruptcies of other companies whose share of liability may be imposed on the filing entities under certain state liability laws; (vi) the unpredictable aspects of the litigation process including a changing trial docket and the jurisdictions in which trials are scheduled; (vii) the outcome of any such trials, including potential judgments or jury verdicts, as a result of the strategy of Bondex and SPHC to take selective cases to verdict; (viii) the lack of specific information in many cases concerning exposure to products for which Bondex, SPHC, or another of our subsidiaries is allegedly responsible, and the claimants' alleged diseases resulting from such exposure; (ix) potential changes in applicable federal and/or state tort liability law; and (x) the potential impact of various proposed structured settlement transactions. All these factors may have a material effect upon future asbestos-related liability estimates.

As a result of their bankruptcy filing, SPHC and Bondex are precluded from paying dividends to shareholders and from making payments on any pre-bankruptcy filing accounts or notes payable that are due and owing to any other entity within the RPM group of companies (the "Pre-Petition Intercompany Payables") or other pre-petition creditors during the pendency of the bankruptcy case, without the Bankruptcy Court's approval. Moreover, no assurances can be given that any of the Pre-Petition Intercompany Payables will ever be paid or otherwise satisfied.

When SPHC emerges from the jurisdiction of the Bankruptcy Court, the subsequent accounting will be determined based upon the applicable circumstances and facts at such time, including the terms of any plan of reorganization.

SPHC has assessed its liquidity position as a result of the bankruptcy filing and believes that it can continue to fund its and its subsidiaries' operating activities and meet its debt and capital requirements for the foreseeable future.

Historical Asbestos Liability Reserve — In fiscal 2006, management retained Crawford & Winiarski ("C&W"), an independent, third-party consulting firm with expertise in the area of asbestos valuation work, to assist it in calculating an estimate of Bondex's liability for unasserted-potential-future-asbestos-related claims. C&W's methodology to project Bondex's liability for unasserted-potential-future-asbestos-related claims included an analysis of: (a) a widely accepted forecast of the population likely to have been exposed to asbestos; (b) epidemiological studies estimating the number of people likely to develop asbestos-related diseases; (c) the historical rate at which mesothelioma incidences resulted in the payment of claims by Bondex; (d) the historical settlement averages to value the projected number of future compensable mesothelioma claims; (e) the historical ratio of mesothelioma-related indemnity payments to non-mesothelioma indemnity payments; and (f) the historical defense costs and their relationship with total indemnity payments. Based upon the results of this analysis, Bondex recorded an accrued liability for asbestos claims through 2016 as of May 31, 2006 of $421.3 million. This amount was calculated on a pretax basis and was not discounted for the time value of money.

During the fiscal year ended May 31, 2008, the ten-year asbestos liability established as of May 31, 2006 was reviewed and evaluated. As part of that process, the credibility of epidemiological studies of Bondex's mesothelioma claims, first introduced to management by C&W some two-and-one-half years earlier, was validated. At the core of the evaluation process, and the basis of C&W's actuarial work on behalf of Bondex, is the Nicholson Study. The Nicholson Study is the most widely recognized reference in bankruptcy trust valuations, global settlement negotiations and the Congressional Budget Office's work done on the proposed FAIR Act in 2006. Based on our ongoing comparison of the Nicholson Study projections and Bondex's specific actual experience, which at that time continued to bear an extremely close correlation to the study's projections, the asbestos liability projection was extended out to the year 2028. C&W assisted in calculating an estimate of our liability for unasserted-potential-future-asbestos-related claims out to 2028. C&W projected that the cost of extending the asbestos liability to 2028, coupled with an updated evaluation of Bondex's current known claims to reflect its most recent actual experience, would be $288.1 million. Therefore, management added $288.1 million to the existing asbestos liability, which brought Bondex's total asbestos-related balance sheet liabilities at May 31, 2008 to $559.7 million. On May 30, 2010, the day prior to the bankruptcy filing, Bondex had recorded an asbestos related product liability of $397.7 million.

As noted above, however, the Bankruptcy Court has now estimated the present and future asbestos-related liabilities of Bondex and SPHC at $1.17 billion, and that determination is the subject of pending appeals.

NOTE P — CONTINGENCIES AND OTHER ACCRUED LOSSES

Accrued loss reserves consist of the following:

May 31,	2013	2012
(In thousands)		
Accrued product liability reserves	$ 15,582	$ 11,736
Accrued warranty reserves	8,591	13,564
Accrued environmental reserves	3,418	3,580
Total accrued loss reserves - Current	$ 27,591	$ 28,880
Accrued product liability reserves - noncurrent	$ 29,489	$ 28,592
Accrued warranty liability - noncurrent	739	1,187
Accrued environmental reserves - noncurrent	3,274	3,952
Total accrued loss reserves - Noncurrent	$ 33,502	$ 33,731

During our fiscal year ended May 31, 2013, we recorded an adjustment to our current product liability reserves to remove the impact of claims that we determined will not likely be paid out over the next 12 months, which should have been included in the long-term product liability reserves as of May 31, 2012. As a result, long-term accrued product liability reserves (a component of other long-term liabilities on our Consolidated Balance Sheets) were increased by $25.8 million, and current accrued product liability reserves (a component of accrued loss reserves on our Consolidated Balance Sheets) were decreased by an equal amount, in order to reflect this reclassification as of May 31, 2012.

We provide, through our wholly owned insurance subsidiaries, certain insurance coverage, primarily product liability coverage, to our other subsidiaries. Excess coverage is provided by third-party insurers. Our reserves provide for these potential losses as well as other uninsured claims. Product liability reserves are established based upon actuarial calculations of potential liability using industry experience, actual historical experience and actuarial assumptions developed for similar types of product liability claims, including development factors and lag times. While it is reasonably possible that excess liabilities, if they were to occur, could be material to operating results in any given quarter or year of their recognition, we do not believe that it is reasonably possible that excess liabilities would have a material adverse effect on our long-term results of operations, liquidity or consolidated financial position.

We also offer warranty programs at several of our industrial businesses and have established a product warranty liability. We review this liability for adequacy on a quarterly basis and adjust it as necessary. The primary factors that could affect this liability may include changes in the historical system performance rate as well as the costs of replacement. Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted, as required, to reflect actual experience. It is probable that we will incur future losses related to warranty claims we have received but that have not been fully investigated and related to claims not yet received. While our warranty liability represents our best estimate at May 31, 2013, we can provide no assurances that we will not experience material claims in the future or that we will not incur significant costs to resolve such claims beyond the amounts accrued or beyond what we may recover from our suppliers. Product warranty expense is recorded within selling, general and administrative expense.

The following table includes the changes in our accrued warranty balances:

Year Ended May 31,	2013	2012	2011
(In thousands)			
Beginning Balance	$ 14,751	$ 17,196	$ 17,602
Deductions [1]	(20,115)	(18,143)	(20,335)
Provision charged to SG&A expense	14,260	15,513	19,899
Acquisitions	434	185	30
Ending Balance	$ 9,330	$ 14,751	$ 17,196

(1) Primarily claims paid during the year.

In addition, like other companies participating in similar lines of business, some of our subsidiaries are involved in several proceedings relating to environmental matters. It is our policy to accrue remediation costs when it is probable that such efforts will be required and the related costs can be reasonably estimated. These liabilities are undiscounted and are not material to our financial statements during any of the periods presented.

As previously disclosed, we recorded a $68.8 million accrual during the quarter ended February 28, 2013 associated with settlement discussions with the DOJ and the GSA Office of Inspector General aimed at resolving an existing investigation. Since first receiving a broad request for documents from the GSA in March 2011, we have cooperated, and continue to cooperate, with that investigation, which involves our compliance with certain pricing terms and conditions of our GSA Multiple Award Schedule contracts under which the roofing division of our Building Solutions Group sold products and services to the federal government. A substantial majority of the transactions as to which potential compliance issues were raised took place during the period from 2002 to 2008.

Following discussions with the DOJ and the GSA in December 2012, we developed and made an initial settlement proposal to the DOJ and the GSA in January 2013. The DOJ and the GSA responded with a counter-proposal in March 2013. Since that time, the parties have been engaged in further negotiations, and we now have an agreement-in-principle with the DOJ and the GSA Office of Inspector General regarding this matter. Assuming that a settlement agreement is finalized, we expect to pay a total of approximately $65.1 million in order to resolve the issues arising out of this investigation and other related costs. We are currently finalizing the terms of a settlement agreement with the DOJ, which we expect to sign during the first quarter of fiscal 2014.

The accrual for this contingency represents our assessment of the amount of probable loss that may result from this matter. In assessing our probable loss, we have considered the potentially disputed amounts under the relevant contracts, together with our understanding of policies for resolving such matters. The actual amount of our loss under the terms of any settlement may vary from the amount of the accrual. The accrual for this contingency is classified in other accrued liabilities in our Consolidated Balance Sheets and the loss is classified as estimated loss on contingency in our Consolidated Statements of Income as of and for the period ended May 31, 2013.

NOTE Q — SEGMENT INFORMATION

We operate a portfolio of businesses and product lines that manufacture and sell a variety of specialty paints, protective coatings and roofing systems, sealants and adhesives. We manage our portfolio by organizing our businesses and product lines into two reportable segments: the industrial reportable segment and the consumer reportable segment. Within each reportable segment, we aggregate several operating segments that consist of individual groups of companies and product lines, which generally address common markets, share similar economic characteristics, utilize similar technologies and can share manufacturing or distribution capabilities. Our six operating segments represent components of our business for which separate financial information is available that is utilized on a regular basis by our chief executive officer in determining how to allocate the assets of the company and evaluate performance. These six operating segments are each managed by an operating segment manager, who is responsible for the day-to-day operating decisions and performance evaluation of the operating segment's underlying businesses.

Our industrial reportable segment products are sold throughout North America and also account for the majority of our international sales. Our industrial product lines are sold directly to contractors, distributors and end-users, such as industrial manufacturing facilities, public institutions and other commercial customers. This reportable segment comprises three separate operating segments — Building Solutions Group, Performance Coatings Group and RPM2-Industrial Group. Products and services within this reportable segment include construction chemicals; roofing systems; weatherproofing and other sealants; polymer flooring; edible coatings and specialty glazes for pharmaceutical, cosmetic and food industries; and other specialty chemicals.

Our consumer reportable segment manufactures and markets professional use and do-it-yourself ("DIY") products for a variety of mainly consumer applications, including home improvement and personal leisure activities. Our consumer segment's major manufacturing and distribution operations are located primarily in North America, along with a few locations in Europe. Consumer segment products are primarily sold directly to mass merchandisers, home improvement centers, hardware stores, paint stores, craft shops, cosmetic companies and to other smaller customers through distributors. This reportable segment comprises three operating segments — DAP Group, RPM2-Consumer Group and Rust-Oleum Group. Products within this reportable segment include specialty, hobby and professional paints; nail care enamels; caulks; adhesives; silicone sealants and wood stains.

In addition to our two reportable segments, there is a category of certain business activities and expenses, referred to as corporate/other, that does not constitute an operating segment. This category includes our corporate headquarters and related administrative expenses, results of our captive insurance companies, gains or losses on the sales of certain assets and other expenses not directly associated with either reportable segment. Assets related to the corporate/other category consist primarily of investments, prepaid expenses and headquarters' property and equipment. These corporate and other assets and expenses reconcile reportable segment data to total consolidated income before income taxes and identifiable assets.

We reflect income from our joint ventures on the equity method, and receive royalties from our licensees.

The following tables reflect the results of our reportable segments consistent with our management philosophy, and represent the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of businesses.

Year Ended May 31,	2013	2012	2011
(In thousands)			
Net Sales			
Industrial	$ 2,635,976	$ 2,535,238	$ 2,259,809
Consumer	1,442,679	1,242,178	1,122,032
Total	$ 4,078,655	$ 3,777,416	$ 3,381,841
Income (Loss) Before Income Taxes			
Industrial			
Income Before Income Taxes [a]	$ 164,578	$ 278,676	$ 232,544
Interest (Expense), Net [b]	(10,318)	(3,770)	(3,304)
EBIT [c]	$ 174,896	$ 282,446	$ 235,848
Consumer			
Income Before Income Taxes [a]	$ 190,611	$ 160,099	$ 146,035
Interest (Expense), Net [b]	(10)	18	63
EBIT [c]	$ 190,621	$ 160,081	$ 145,972
Corporate/Other			
(Expense) Before Income Taxes [a]	$ (178,298)	$ (110,486)	$ (83,526)
Interest (Expense), Net [b]	(63,340)	(64,107)	(46,504)
EBIT [c]	$ (114,958)	$ (46,379)	$ (37,022)
Consolidated			
Income Before Income Taxes [a]	$ 176,891	$ 328,289	$ 295,053
Interest (Expense), Net [b]	(73,668)	(67,859)	(49,745)
EBIT [c]	$ 250,559	$ 396,148	$ 344,798
Identifiable Assets			
Industrial	$ 2,458,543	$ 2,195,702	$ 1,992,143
Consumer	1,584,160	1,184,609	1,195,849
Corporate/Other	72,823	181,502	327,037
Total	$ 4,115,526	$ 3,561,813	$ 3,515,029
Capital Expenditures			
Industrial	$ 50,025	$ 47,529	$ 29,687
Consumer	35,081	17,156	9,665
Corporate/Other	6,261	6,930	474
Total	$ 91,367	$ 71,615	$ 39,826
Depreciation and Amortization			
Industrial	$ 53,549	$ 48,701	$ 46,352
Consumer	28,624	23,656	24,954
Corporate/Other	1,571	1,341	1,447
Total	$ 83,744	$ 73,698	$ 72,753

(a) The presentation includes a reconciliation of Income (Loss) Before Income Taxes, a measure defined by Generally Accepted Accounting Principles (GAAP) in the United States, to EBIT.

(b) Interest (expense), net includes the combination of interest expense and investment expense (income), net.

(c) EBIT is defined as earnings (loss) before interest and taxes. We evaluate the profit performance of our segments based on income before income taxes, but also look to EBIT as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations. For that reason, we believe EBIT is also useful to investors as a metric in their investment decisions. EBIT should not be considered an alternative to, or more meaningful than, operating income as determined in accordance with GAAP, since EBIT omits the impact of interest and taxes in determining operating performance, which represent items necessary to our continued operations, given our level of indebtedness and ongoing tax obligations. Nonetheless, EBIT is a key measure expected by and useful to our fixed income investors, rating agencies and the banking community, all of whom believe, and we concur, that this measure is critical to the capital markets' analysis of our segments' core operating performance. We also evaluate EBIT because it is clear that movements in EBIT impact our ability to attract financing. Our underwriters and bankers consistently require inclusion of this measure in offering memoranda in conjunction with any debt underwriting or bank financing. EBIT may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results.

Year Ended May 31,	2013	2012	2011
(In thousands)			
Net Sales (based on shipping location) [(a)]			
United States	$ 2,404,835	$ 2,219,680	$ 1,983,238
Foreign			
Canada	350,579	346,238	330,613
Europe	908,139	919,124	812,735
Other Foreign	415,102	292,374	255,255
Total Foreign	1,673,820	1,557,736	1,398,603
Total	$ 4,078,655	$ 3,777,416	$ 3,381,841
Long-Lived Assets [(b)]			
United States	$ 1,311,640	$ 1,124,403	$ 965,235
Foreign			
Canada	126,172	128,392	137,380
Europe	340,592	315,228	287,874
United Kingdom	237,124	192,155	209,217
Other Foreign	213,726	64,316	47,353
Total Foreign	917,614	700,091	681,824
Total	$ 2,229,254	$ 1,824,494	$ 1,647,059

(a) It is not practicable to obtain the information needed to disclose revenues attributable to each of our product lines.

(b) Long-lived assets include all non-current assets, excluding non-current deferred income taxes.

NOTE R — QUARTERLY INFORMATION (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended May 31, 2013 and 2012:

	For Quarter Ended			
(In thousands, except per share amounts)	August 31[(a)]	November 30[(b)]	February 28[(c)]	May 31[(d)]
2013				
Net Sales	$ 1,046,714	$ 1,017,426	$ 843,736	$ 1,170,779
Gross Profit	$ 433,880	$ 425,001	$ 343,564	$ 500,274
Net Income (Loss) Attributable to RPM International Inc. Stockholders	$ 33,913	$ 41,668	$ (42,356)	$ 65,378
Basic Earnings (Loss) Per Share	$ 0.26	$ 0.32	$ (0.33)	$ 0.49
Diluted Earnings (Loss) Per Share	$ 0.26	$ 0.31	$ (0.33)	$ 0.49
Dividends Per Share	$ 0.215	$ 0.225	$ 0.225	$ 0.225

(In thousands, except per share amounts)	August 31	November 30	February 29	May 31
2012				
Net Sales	$ 985,918	$ 916,085	$ 773,643	$ 1,101,770
Gross Profit	$ 409,626	$ 369,021	$ 303,200	$ 460,416
Net Income Attributable to RPM International Inc. Stockholders	$ 76,811	$ 49,931	$ 6,625	$ 82,569
Basic Earnings Per Share	$ 0.59	$ 0.38	$ 0.05	$ 0.63
Diluted Earnings Per Share	$ 0.59	$ 0.38	$ 0.05	$ 0.63
Dividends Per Share	$ 0.210	$ 0.215	$ 0.215	$ 0.215

(a) For the quarter ended August 31, 2012, net sales and gross profit were reduced by $2.9 million and $5.4 million, respectively, for revised cost estimates on unprofitable contracts related to our industrial segment, and $5.6 million in exit costs associated with those activities that impacted pretax income. Additionally, we wrote down an investment in Kemrock totaling $40.3 million and recognized $5.0 million in bad debt from our loan to Kemrock. The combined impact on net income and earnings per share was $50.9 million and $0.38 per share, respectively.

(b) For the quarter ended November 30, 2012, we wrote down our remaining investment in Kemrock, which impacted net income and earnings per share by $10.8 million and $0.09 per share, respectively.

(c) For the quarter ended February 28, 2013, we accrued a loss of $68.8 million for a proposed settlement between our Building Solutions Group and the General Services Administration ("GSA"). Additionally, net income was impacted by $1.6 million for the impact of a strategic repositioning of certain industrial segment operations in Brazil. The combined impact of these items on net income and earnings per share for the third quarter was $51.0 million and $0.40 per share, respectively.

(d) For the quarter ended May 31, 2013, we recorded $23.9 million in restructuring expense, including $3.9 million in inventory markdowns. We also recorded bad debt for the remaining amount of our loan to Kemrock totaling $4.0 million and wrote off our remaining investment in Kemrock common stock and in Kemrock convertible debt for a combined loss of $18.5 million. Additionally, we reduced our estimated accrual for our agreement in principle with the GSA by $3.7 million. The combined impact of these items on net income and earnings per share for the fourth quarter was $30.0 million and $0.23 per share, respectively.

Quarterly earnings per share may not total to the yearly earnings per share due to the weighted-average number of shares outstanding in each quarter.

Quarterly Stock Price and Dividend Information

Shares of our common stock are traded on the New York Stock Exchange under the symbol RPM. The high and low sales prices for the shares of common stock, and the cash dividends paid on the common stock, for each quarter of the two most recent fiscal years are set forth in the table below.

Range of Sales Prices and Dividends Paid

Fiscal 2013	High	Low	Dividends paid per share
First Quarter	$ 28.19	$ 24.77	0.215
Second Quarter	$ 29.47	$ 25.53	0.225
Third Quarter	$ 31.99	$ 28.17	0.225
Fourth Quarter	$ 34.16	$ 29.49	0.225

Fiscal 2012	High	Low	Dividends paid per share
First Quarter	$ 23.80	$ 17.20	0.210
Second Quarter	$ 23.77	$ 17.34	0.215
Third Quarter	$ 25.90	$ 22.76	0.215
Fourth Quarter	$ 26.99	$ 23.60	0.215

Source: New York Stock Exchange

Cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are approximately the last day of July, October, January and April.

The number of holders of record of our common stock as of July 12, 2013 was approximately 24,946, in addition to 76,221 beneficial holders.

Management's Report on Internal Control Over Financial Reporting

The management of RPM International Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. RPM's internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may be inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of RPM's internal control over financial reporting as of May 31, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on this assessment, management concluded that, as of May 31, 2013, RPM's internal control over financial reporting is effective.

The independent registered public accounting firm Ernst & Young LLP, has also audited the Company's internal control over financial reporting as of May 31, 2013 and their report thereon is included on page 71 of this report.



Frank C. Sullivan
Chairman and Chief Executive Officer



Russell L. Gordon
Vice President and Chief Financial Officer

July 24, 2013

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS

RPM International Inc. and Subsidiaries
Medina, Ohio

We have audited the accompanying consolidated balance sheets of RPM International Inc. and Subsidiaries as of May 31, 2013 and 2012 and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended May 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RPM International Inc. and Subsidiaries at May 31, 2013 and 2012 and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), RPM International Inc. and Subsidiaries' internal control over financial reporting as of May 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 24, 2013 expressed an unqualified opinion thereon.


Ernst + Young LLP

Cleveland, Ohio
July 24, 2013

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS

RPM International Inc. and Subsidiaries
Medina, Ohio

We have audited RPM International Inc. and Subsidiaries' internal control over financial reporting as of May 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). RPM International Inc. and Subsidiaries management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, RPM International Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of May 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of RPM International Inc. and Subsidiaries as of May 31, 2013 and 2012 and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended May 31, 2013 and our report dated July 24, 2013 expressed an unqualified opinion thereon.


Ernst + Young LLP

Cleveland, Ohio
July 24, 2013

Stockholder Information

World Headquarters

RPM International Inc.
2628 Pearl Road
P.O. Box 777
Medina, OH 44258
Telephone: 330-273-5090 or 800-776-4488
Fax: 330-225-8743
Web site: www.rpminc.com
E-mail: info@rpminc.com

Annual Meeting

RPM stockholders are invited to attend RPM's Annual Meeting, which will be held at 2:00 p.m. on Thursday, October 10, 2013 at the Holiday Inn Select, 15471 Royalton Road, Strongsville, Ohio. Directions can be found on the RPM website.

Form 10-K and Other Financial Information

Investors may obtain, at no charge, a copy of the RPM Annual Report to the Securities and Exchange Commission on Form 10-K, a corporate video and other investor information by contacting Kathie M. Rogers, Manager of Investor Relations, at RPM, 800-776-4488.

Form 10-K, other public financial reports and news releases may also be obtained electronically through the website, www.rpminc.com, under "Investor Information."

Corporate Governance

Copies of the RPM Board of Directors Corporate Governance Guidelines, as well as the Charters of the committees of the Board and RPM's Code of Conduct and Ethics, are available on the company's website at www.rpminc.com, under "Investor Information/Corporate Governance." Copies of these materials are also available, without charge, upon written request to the Secretary of RPM.

Institutional Investor and Security Analyst Inquiries

Security analysts and investment professionals with questions regarding RPM should contact Barry M. Slifstein, Vice President - Investor Relations and Planning, at 330-273-5090 or bslifstein@rpminc.com.

Dividend Payments

Common stock cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are typically the 31st of July, October and January and the 30th of April. RPM has increased the cash dividend payments to its stockholders for 39 consecutive years.



Download the RPM App

For up-to-date investment information on RPM, download the RPM app for Apple and Android devices. Scan this QR code or visit your app market.

Stock Transfer Agent, Registrar and Dividend Disbursing Agent

Wells Fargo Bank, N.A. maintains RPM's stockholder records and is responsible for disbursing dividend checks. Questions concerning your account, change of address, transfer of ownership, lost certificates, safekeeping of stock certificates, dividend payments, direct deposit of dividends and other related items should be directed to:

Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
Telephone: 800-988-5238 or
651-450-4064 (outside the United States)
Fax: 651-450-4085
Web site: www.shareowneronline.com

Certified/Overnight Mail:
Wells Fargo Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100

Internet Account Access

Stockholders of record may access their accounts via the Internet to view their account holdings, change address, complete certain transactions and get answers to other stock-related inquires through Wells Fargo Shareowner Online at www.shareowneronline.com.

Direct Stock Purchase and Dividend Reinvestment Plan

RPM offers a direct stock purchase and dividend reinvestment plan administered by Wells Fargo Bank, N.A. The plan allows new investors to purchase RPM common stock directly, and existing stockholders to increase their holdings. There is no commission cost for shares purchased. The minimum initial investment is $200. Additional cash investments must be at least $25 and not more than $5,000 per month. For more details on the plan or questions concerning existing Dividend Reinvestment accounts, please contact:

Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, MN 55164-0856
Telephone: 800-988-5238
Web site: www.shareowneronline.com

Independent Registered Public Accounting Firm

Ernst & Young LLP, Cleveland, Ohio

Counsel

Calfee, Halter & Griswold LLP, Cleveland, Ohio

Stock Exchange Listing


RPM
Listed
NYSE

RPM International Inc. is listed on the New York Stock Exchange (ticker symbol "RPM").

Board of Directors



Board of Directors pictured top to bottom, left to right

Gen. John P. Abizaid (Retired) (3) – Elected 2008; Senior Partner, JPA Partners LLC (a Nevada-based strategic and analytic consulting firm) and a retired four-star General in the U.S. Army and former commander of the U.S. Central Command

Bruce A. Carbonari (2), (4*) – Elected 2002; retired Chairman and Chief Executive Officer, Fortune Brands, Inc., Deerfield, Illinois (a leading consumer brands company)

David A. Daberko (3) – Elected 2007; retired Chairman and Chief Executive Officer, National City Corporation, Cleveland, Ohio, now part of PNC Financial Services Group, Inc. (a financial holding company)

Salvatore D. Fazzolari (2) – Elected 2013; former Chairman, President and Chief Executive Officer, Harsco Corporation, Camp Hill, Pennsylvania (a diversified global industrial company)

Thomas S. Gross (2) – Elected 2012; Vice Chairman and Chief Operating Officer, Electrical Sector of Eaton Corporation plc, Cleveland, Ohio (a global diversified power management company)

Craig S. Morford (4) – Elected 2013; Chief Legal and Compliance Officer, Cardinal Health, Inc., Dublin, Ohio (a health care services company)

Frederick R. Nance (4) – Elected 2007; Regional Managing Partner, Squire Sanders (US) LLP, Cleveland, Ohio (attorneys at law)

William A. Papenbrock (2), (3**), (4) – Elected 1972; retired Partner and past Vice Chairman of the Executive Committee, Calfee, Halter & Griswold LLP, Cleveland, Ohio (attorneys at law)

Charles A. Ratner (1), (3*) – Elected 2005; Chairman and retired President and Chief Executive Officer, Forest City Enterprises, Inc., Cleveland, Ohio (a diversified real estate development corporation)

Frank C. Sullivan (1*) – Elected 1995; Chairman and Chief Executive Officer, RPM International Inc.

Thomas C. Sullivan (1) – Elected 1963; Chairman Emeritus and retired Chief Executive Officer, RPM International Inc.

William B. Summers, Jr. (1), (2*) – Elected 2004; retired Chairman and Chief Executive Officer, McDonald Investments Inc., Cleveland, Ohio, now part of KeyBanc Capital Markets Inc. (an investment banking and securities firm)

Dr. Jerry Sue Thornton (1), (3), (4**) – Elected 1999; retired President of Cuyahoga Community College, Cleveland, Ohio

Joseph P. Viviano (4) – Elected 2001; retired Vice Chairman, Hershey Foods Corporation, Hershey, Pennsylvania

(1) Executive Committee
(2) Audit Committee
(3) Compensation Committee
(4) Governance & Nominating Committee
* Chairman of the Committee
** Alternate member of the Committee

Officers

Frank C. Sullivan
Chairman and
Chief Executive Officer

Ronald A. Rice
President and
Chief Operating Officer

Russell L. Gordon
Vice President and
Chief Financial Officer

Paul G. P. Hoogenboom
Senior Vice President –
Manufacturing and Operations
and Chief Information Officer

Edward W. Moore
Vice President,
General Counsel and
Chief Compliance Officer

Lonny R. DiRusso
Vice President –
Information Technology

Janeen B. Kastner
Vice President –
Corporate Benefits
and Risk Management

John F. Kramer
Vice President –
Corporate Development

Randell McShepard
Vice President –
Public Affairs

Matthew T. Ratajczak
Vice President –
Global Tax and Treasurer

Barry M. Slifstein
Vice President –
Investor Relations
and Planning

Keith R. Smiley
Vice President –
Finance and Controller

Thomas C. Sullivan, Jr.
Vice President –
Corporate Development



Our Brands Pay Dividends


RPM
Listed
NYSE
THE NEW YORK STOCK EXCHANGE

$4.1 billion in annual sales

17.8% 25-year dividend yield on original investment

39 consecutive years of cash dividend increases

87% percent by which RPM's 10-year total return has bested the S&P 500


ZINSSER
QUALITY SINCE 1849
B·I·N
ADVANCED
Synthetic Shellac
PRIMER
ULTIMATE STAIN BLOCKER
STICKS TO ALL SURFACES • SEALS KNOTS
DRIES IN 45 MINUTES • BLOCKS ODORS
PINTURA BASE A BASE DE AGUA


TRUSTED QUALITY SINCE 1921
RUST-OLEUM
UNIVERSAL
ADVANCED FORMULA
METALLIC
PAINT & PRIMER IN ONE
ANY SURFACE • ANY ANGLE
FAST DRYING • RUST PREVENTIVE
WOOD
METAL
PLASTIC
MASONRY
OIL RUBBED BRONZE


BRILLIANT WHITE
DAP
DOORS
ALEX PLUS
ACRYLIC LATEX CAULK PLUS SILICONE
35 YR.
DURABILITY GUARANTEE
INDOOR/OUTDOOR USE
WATERPROOF SEAL
PAINTABLE
WARNING! MAY CAUSE EYE & SKIN IRRITATION

2628 Pearl Road P.O. Box 777 Medina, Ohio 44258 Phone 330-273-5090 Fax 330-225-8743 E-mail info@RPMinc.com Web www.RPMinc.com